As filed with the Securities and Exchange Commission on July 16, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Odimo Incorporated
(Exact name of registrant as specified in its charter)

Delaware	5944	22-3607813
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14001 N.W. 4th Street

Sunrise, Florida 33325
(954) 835-2233
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Lipton
Chief Executive Officer
Odimo Incorporated
14001 N.W. 4th Street
Sunrise, Florida 33325
(954) 835-2233
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Rennert Claire P. Menard Berman Rennert Vogel & Mandler, P.A. 100 Southeast Second Street, Suite 2900 Miami, Florida 33131 Tel: (305) 577-4171 Fax: (305) 347-6463	Bradley D. Houser Martin T. Schrier Akerman Senterfitt One Southeast Third Avenue Miami, Florida 33131 Tel: (305) 982-5658 Fax: (305) 374-5095	Jerome L. Coben Jonathan L. Friedman Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 Tel: (213) 687-5000 Fax: (213) 687-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)	Registration Fee

Common Stock, par value $0.001 per share	$57,500,000	$7,286

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 16, 2004

           Shares

Common Stock

$      per share

This is an initial public offering of common stock of Odimo Incorporated. We are offering                      shares and the selling stockholders identified in this prospectus are offering                      shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

We anticipate that the initial public offering price will be between $          and $           per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “ODMO.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 7.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount
Proceeds, before expenses, to Odimo Incorporated
Proceeds, before expenses, to the selling stockholders

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of  additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commissions has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book — Running Manager CIBC World Markets	Friedman Billings Ramsey
Oppenheimer & Co. Inc.

The date of this prospectus is           , 2004.

Inside front cover artwork containing pictures of diamonds, diamond jewelry, watches and other luxury goods, and the www.ashford.com, www.diamond.com and www.worldofwatches.com websites and descriptions under the heading “Brand Names,” “Education” and “Selection.”

Page

Prospectus Summary	1
Risk Factors	7
Use of Proceeds	23
Dividend Policy	23
Capitalization	24
Dilution	25
Selected Consolidated Financial Data	26
Forward-Looking Statements	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	29
Business	40
Management	52
Certain Relationships and Related Transactions	61
Principal and Selling Stockholders	64
Description of Capital Stock	67
Shares Eligible For Future Sale	71
Underwriting	73
Legal Matters	76
Experts	76
Where You Can Find More Information	76
Index To Consolidated Financial Statements	F-1
Asset Purchase Agreement
Amended and Restated Certificate of Incorporation
Amended and Restated Bylaws
Investor's Rights Agreement
Amended and Restated Registration Rights Agreement
Amended and Restated Stock Incentive Plan
Form of Stock Option Agreement
Preferred Stock Purchase Agreement
Promissory Note
Security Agreement
Patents Trademarks Copyrights and Licenses Agree.
Lease Agreement
Lease Amendment and Extension Agreement
Employment Agreement - Alan Lipton
Employment Agreement - Jeff Kornblum
Employment Agreement - Amerisa Kornblum
Employment Agreement - George Grous
Lock-up Letter Agreement-Alan Lipton
Lock-up Letter Agreement-Jeff Kornblum
Lock-up Letter Agreement-Amerisa Kornblum
Lock-up Letter Agreement-George Grous
Lock-up Letter Agreement-Michael Dell'Arciprete
Form of Indemnification Agreement
Supply Agreement dated June 10, 2004
Subsidiaries of the Registrant
Consent of Deloitte & Touche LLP
Consent of Director Nominee Stanley Stern
Consent of Director Nominee Steven Tishman

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We have not independently verified the accuracy of this information. Accordingly, investors should not place undue reliance on this information.

We own domain names that include the three websites through which we conduct business: www.diamond.com, www.ashford.com and www.worldofwatches.com. “worldofwatches.com,” “diamonddepot.com,” “1-888-Watches” and “1-888-Diamond” are registered trademarks of Odimo Incorporated. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares of common stock in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock.

Odimo

Odimo is a leading online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We operate three websites, www.diamond.com, www.ashford.com and www.worldofwatches.com, and seek to create long-term relationships by offering a broad selection of appealing merchandise. Our websites collectively showcase over 2,000 watch styles from brands such as Tag Heuer, Omega and Movado; a large assortment of luxury goods, such as designer handbags and fashion accessories, fragrances and sunglasses, from brands such as Prada, Gucci and Fendi; more than 25,000 independently certified diamonds; and a wide range of precious and semi-precious jewelry. We sell brand name goods at discounts to suggested retail prices, and diamonds and fine jewelry at competitive prices.

We purchase the majority of our brand name watches and luxury goods through distribution channels outside the control of brand owners. These alternative distribution channels, generally referred to as the parallel market, often develop as a result of differences in the price or supply of products in different parts of the world. As a result, we are able to acquire genuine, current season merchandise in the parallel market at prices lower than we could through brand owners’ authorized distribution channels. In addition, because we are not constrained by the pricing guidelines that brand owners often place on authorized retail vendors, we can discount these items to consumers while maintaining favorable margins. Our senior management team has worked together for over 10 years and has extensive experience in the retailing of luxury goods purchased in the parallel market.

Our diamond supply model is designed to both eliminate several layers of supply chain intermediaries and capitalize on our close industry relationships. We purchase the majority of our most popular styles and sizes of diamonds directly from The Steinmetz Diamond Group, a group of companies which are affiliated with several of our principal stockholders. Steinmetz, a leading customer of De Beers S.A., provides us diamonds at cash market prices, but permits us to defer payment for an extended period of time which substantially reduces our working capital needs. Cash market prices are generally available only to Steinmetz’s largest customers. In addition, Steinmetz allows us to return unsold goods which reduces our inventory risk. By carrying our best selling diamonds in inventory, we are able to provide our customers guaranteed availability and expedited delivery. Our websites also offer, in a manner similar to other online retailers, a selection of diamonds owned by third party suppliers that we purchase only after we receive a customer order.

We believe that consumers are becoming increasingly comfortable with buying luxury goods online. We seek to promote customer confidence in our product offerings by featuring many of the same branded items available in leading department and specialty stores, as well as diamonds certified by the Gemological Institute of America (GIA). Our websites feature informational resources such as a “Learning Center” for diamonds and a “Glossary of Watch Terms,” and we operate a call center staffed by trained personnel who provide detailed product information and sales support. We seek to create a highly satisfying shopping experience by offering such services and policies as free shipping for qualifying purchases, 15- or 30-day return privileges on most of our goods and an in-house service center for watches and fine jewelry.

We have grown rapidly since we were founded in 1998. For the year ended December 31, 2003, we had net sales of $41.7 million representing a 51.5% increase from the year ended December 31, 2002. After the acquisition of the domain name www.ashford.com in December 2002, we re-launched the

www.ashford.com website and began offering an expanded product line of luxury goods. As a result, the total number of orders we received for the year ended December 31, 2003 increased to 116,440 from 65,157 for the year ended December 31, 2002, representing an increase of 78.7%. Orders by existing customers increased significantly during this period.

Our Industry

We focus on the retail sale of jewelry and watches, a market that the U.S. Department of Commerce estimated to be approximately $54.0 billion in 2003. We also feature luxury goods such as designer handbags and fashion accessories, fragrances and sunglasses. This market, like that of jewelry and watches, benefits from consumers’ growing aspiration for luxury goods and fashion trends that encourage the ownership of a wide range of designer accessory goods. A small but growing part of our business is focused on home accents, a market benefiting from historically high levels of home ownership.

Forrester Research estimates that $2.0 billion of jewelry and luxury goods were sold online in 2003. In addition to competitive prices, online retailers offer consumers convenience and facilitate comparison shopping. Forrester Research projects that the online jewelry and luxury market will grow to $6.0 billion in 2008, representing a 25% compound annual growth rate from 2003.

Our Value Proposition

We believe that we offer compelling value to a broad range of customers by providing:

•	Broad Product Selection. We offer over 2,000 styles of watches, more than 25,000 independently certified diamonds and a wide range of brand name fashion accessories and fine jewelry.

•	Current Season Merchandise. We carefully monitor fashion trends and feature the latest in watches and accessories.

•	Attractive Prices. We offer substantially all of our watches and luxury goods below their suggested retail prices, and diamonds and fine jewelry at competitive prices.

•	Product Quality Assurance. We promote consumer confidence in our product offerings by featuring widely recognized brands and independently certified diamonds.

•	Positive Shopping Experience. Our websites are easy-to-navigate, feature educational resources, offer the ability to create customized diamond ring designs and are supported by an in-house call center.

•	Prompt Fulfillment and Superior Customer Service. We carry our most popular styles and sizes of diamonds and almost all of our branded luxury goods in-house, a strategy that facilitates timely delivery. We also feature free shipping and a 15- or 30-day return policy on most of our goods.

Our Growth Strategy

Our objective is to expand our customer base and promote repeat purchases while generating attractive operating margins. Key components of our strategy are as follows:

•	Attract New Customers. We seek to continuously attract customers to our websites through targeted advertising on key portals and search engines, such as MSN, Google, Yahoo/Overture and AOL, and through relationships with third party merchants like Amazon.com.

•	Create Lifetime Customers. We believe that our broad assortment of luxury goods enables us to create long-term relationships with our customers by increasing the frequency with which they shop with us. For example, a customer that purchases an engagement ring from us may return to purchase gifts for other occasions such as Valentine’s Day, Mother’s Day and Christmas. We intend to encourage the development of these customer relationships by utilizing new programs such as “wish lists” and personalized e-mail campaigns.

•	Expand Diamond and Diamond Jewelry Sales. We have begun to increase our focus on selling diamonds and diamond jewelry, capitalizing on our recently executed diamond supply agreement with The Steinmetz Diamond Group, which offers us favorable pricing, extended payment terms and the ability to return unsold diamonds.

•	Reduce Inventory Exposure. We intend to continue to minimize the inventory risk associated with our diamond business by sourcing our most popular styles from Steinmetz and, in a manner similar to other online retailers, offering diamonds owned by third party suppliers that we purchase only after we have received an order.

•	Pursue Operating Efficiencies. We continuously seek to refine an operating model focused on targeted marketing, a highly scaleable technological and fulfillment infrastructure that, relative to traditional jewelry retailers, provides a higher level of inventory turns and reduced working capital requirements.

•	Build the Ashford ® Brand. We believe that www.ashford.com is becoming increasingly recognized as a destination for internet shoppers to purchase quality goods. To capitalize on this recognition, we are developing a line of Ashford branded products such as watches and handbags that will offer compelling value to our customers and attractive margins to us.

Our business is subject to numerous risks which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan for our expenses. Furthermore, we have incurred significant operating losses in the past and may incur significant operating losses in the future.

Corporate Information

Our corporate offices are located at 14001 N.W. 4th Street, Sunrise, Florida 33325, and our telephone number is (954) 835-2233. In this prospectus, “Odimo,” the “Company,” “we,” “us” and “our” refer to Odimo Incorporated and its subsidiaries. The information on or that can be accessed through our websites, including www.diamond.com, www.ashford.com and www.worldofwatches.com, is not part of this prospectus.

The Offering

Common stock offered by Odimo Incorporated	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $ million, after deducting the underwriters’ discounts and commissions and other expenses of this offering. We intend to use the net proceeds from this offering to repay all existing indebtedness and for general corporate purposes, including the acquisition of inventory, upgrades of our websites and marketing activities. We will not receive any of the proceeds from the sale of shares by selling stockholders.

Proposed Nasdaq National Market symbol	ODMO

In the table above, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of July 13, 2004. This number excludes:

•	11,056,234 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $0.44 per share;

•	323,139 shares of common stock issuable upon the exercise of unvested stock options with a weighted average exercise price of $1.44 per share; and

•	an additional 2,605,398 shares of common stock reserved for issuance under our stock incentive plan.

Except as otherwise indicated in the prospectus, all of the information in this prospectus assumes the following:

•	the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock upon the closing of this offering;

•	the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of common stock upon the closing of this offering;

•	no exercise of outstanding stock options; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Operating Data

The following table summarizes our consolidated financial and operating data as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the three months ended March 31, 2003 and 2004. The consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the summary consolidated financial and operating data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The pro forma common share data and the pro forma consolidated balance sheet data below reflect the issuance of 5,531,325 shares of our convertible preferred stock subsequent to March 31, 2004. The pro forma as adjusted consolidated balance sheet data also gives effect to the net proceeds to be received by us in this offering at an assumed initial public offering price per share of $          after deducting estimated underwriters’ discounts and commissions and offering expenses, the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock, the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock, and the repayment of $4.1 million of indebtedness.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands, except per share and operating data)
Consolidated Statement of Operations Data:
Net sales	$24,207	$27,520	$41,694	$7,612	$10,444

Gross profit	5,767	7,588	11,749	2,084	3,068

Operating expenses(1)	22,199	13,778	17,785	3,579	9,198

Loss from operations	(16,432)	(6,190)	(6,036)	(1,495)	(6,130)
Interest income (expense), net	347	1	(1,107)	(152)	(253)

Net loss	(16,085)	(6,189)	(7,143)	(1,647)	(6,383)
Dividends to preferred stockholders(2)	(4,025)	(4,047)	(4,519)	(1,128)	(7,716)

Net loss attributable to common stockholders	$(20,110)	$(10,236)	$(11,662)	$(2,775)	$(14,099)

Net loss per common share:
Basic and diluted	$(1.29)	$(0.65)	$(0.74)	$(0.18)	$(0.90)
Pro forma as adjusted basic and diluted(unaudited)
Weighted average common shares outstanding:
Basic and diluted	15,618	15,689	15,718	15,718	15,718
Pro forma as adjusted basic and diluted (unaudited)

Operating Data (unaudited):
Number of orders	55,263	65,157	116,440	17,398	33,140
Average order value(3)	$498	$471	$402	$460	$346
Gross margin(4)	23.8%	27.6%	28.2%	27.4%	29.4%

Other Data:
EBITDA(5)	$(11,679)	$(3,661)	$(3,012)	$(828)	$(5,381)
Stock-based compensation	41	39	2	1	4,689
Termination expense(1)	2,264	—	—	—	—

(footnotes on following page)

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,227	$2,727	$
Total assets	27,104	29,037
Bank credit facility	1,500	1,500
Stockholder notes (including current maturities)	3,375	2,645
Total liabilities	12,374	11,644
Total stockholders’ equity	14,730	17,393

(1)	In 2001, we incurred a non-recurring, non-cash expense of $2.3 million representing the estimated fair value of the shares we issued in connection with the termination of proposed European joint ventures.
(2)	For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, dividends to preferred stockholders includes approximately $4.0 million, $4.0 million, $4.5 million, $1.1 million and $1.4 million of cumulative but undeclared dividends on the convertible preferred stock. For the three months ended March 31, 2004, dividends to preferred stockholders also includes approximately $6.3 million of deemed dividends related to the issuance of Series C preferred stock to existing stockholders. This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.
(3)	Average order value is calculated by dividing gross sales by number of orders.
(4)	Gross margin is calculated by dividing gross profit by net sales.
(5)	EBITDA consists of net loss before interest, taxes, depreciation and amortization. We believe that EBITDA provides a supplemental measure of our performance and believe it is frequently used by investors and other interested parties in the evaluation of companies in our industry. You should not consider EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies. The following table reconciles the calculation of EBITDA with net loss for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Net loss	$(16,085)	$(6,189)	$(7,143)	$(1,647)	$(6,383)
Interest (income) expense, net	(347)	(1)	1,107	152	253
Depreciation and amortization	4,753	2,529	3,024	667	749

EBITDA	$(11,679)	$(3,661)	$(3,012)	$(828)	$(5,381)

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy shares of our common stock.

Risks Relating to Our Business

We have a limited operating history, which may make our business difficult to evaluate.

We commenced operations in 1998, selling only diamonds and fine jewelry. We have operated our www.worldofwatches.com website since May 2000 and began selling other luxury goods through our www.ashford.com website in December 2002. We are subject to the risks, uncertainties and difficulties encountered by early stage companies offering new and rapidly evolving product lines, such as challenges in accurate financial planning and forecasting as a result of limited historical data and the uncertainties associated with a relatively limited time period in which to implement and evaluate our business strategies. If we do not successfully manage these risks, our business, financial condition and results of operations will be adversely affected.

We have incurred operating losses since our inception. If we do not achieve operating profitability, our financial condition and our stock price could suffer.

We have incurred operating losses since our inception in 1998. As of March 31, 2004, our accumulated deficit was $62.7 million, including a net loss of approximately $7.1 million for the year ended December 31, 2003 and $6.4 million for the three months ended March 31, 2004. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales that exceed historical levels while maintaining reasonable expense levels. Since our inception, we have incurred significant operating expenses and capital expenditures for technology, website development, advertising, personnel and other operating costs. We expect to incur significant additional costs and capital expenditures related to:

•	marketing, advertising and other promotional activities;

•	the expansion of our fulfillment operations, which includes supply procurement, inventory management, order receipt, packaging and shipment;

•	the continued development of our websites and our computer network;

•	maintaining and expanding the systems and staff that process customer orders and payments, and provide customer service;

•	the expansion of our product offerings and website content; and

•	development of strategic relationships.

Even if we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve or sustain profitability, our financial condition and our stock price could suffer.

Because we do not have a predictable or guaranteed supply of brand name watches and luxury goods, we may lose customers and sales if we are unable to meet our customers’ demand for particular products.

We do not have any written agreements or formal arrangements to acquire merchandise other than diamonds and fine jewelry. As a result, we do not have a predictable or guaranteed supply of brand name watches and luxury goods. The availability of these products depends on many factors, including consumer demand, brand owner pricing and distribution practices, manufacturer production and fashion trends. If we are unable to acquire a sufficient supply and selection of products in a timely manner at competitive prices, we may lose customers and our sales could decline, which would have a material adverse effect on our business, financial condition and results of operations.

We acquire most of our brand name watches and luxury goods through the parallel market, which increases the risk that we may inadvertently sell counterfeit or stolen goods, which could expose us to liability for intellectual property infringement claims and damage to our reputation.

Approximately 50% of our net sales (90% of our net sales excluding diamonds and fine jewelry) during the year ended December 31, 2003, were generated from sales of merchandise that we did not acquire directly from the brand owners or their authorized distributors. These alternative distribution channels are commonly referred to as the “parallel market.” Merchandise purchased from these alternative distribution channels includes trademarked and copyrighted products that are intended for sale in foreign countries. In addition to our own compliance and quality testing procedures, we rely on assurances from our suppliers as to the authenticity of these products to ensure that products we receive are genuine. Our purchase of merchandise in the parallel market increases the risk that we will mistakenly purchase and sell counterfeit or stolen goods. For example, in March 2004, Prada S.A. filed an action against us alleging that we sold counterfeit goods. In addition, we may have difficulty demonstrating that the merchandise we sell is authentic because many of the distributors and other intermediaries from whom we purchase merchandise may be unwilling to disclose their suppliers. If we inadvertently sell stolen goods or are unable to demonstrate the authenticity of our merchandise, we may be subject to significant liability for infringement of trademarks, incur legal defense costs and suffer damage to our reputation and decreased sales.

Brand owners and their authorized distributors may challenge our parallel market purchases.

There are limitations under United States law on the rights of manufacturers to control the distribution and sales of products after their first sale or introduction into the stream of commerce. However, certain U.S. trademark and copyright owners have initiated litigation or administrative agency proceedings, based on U.S. Customs Service regulations or trademark or copyright laws, seeking to halt the importation into the United States of parallel market merchandise or to restrict its resale in the United States. Some of these actions have been successful. Merchandise from the parallel market has been successfully challenged where the brand owner has been able to establish that such parallel market merchandise has a physical material difference from branded merchandise sold through authorized channels. Further, manufacturers may contend that the removal of serial numbers or other identifying marks may constitute such a physical material difference. In addition, several brand owners in the United States have distinct legal rights rendering them (or their subsidiaries) the only legal importer of their respective brands into the United States. When we purchase goods, we may not be aware of contractual arrangements that restrict the import of branded goods to the U.S. market to particular importers. Further, as to goods sold or purchased inside or outside the United States, courts could find that we have tortiously interfered with contractual arrangements between a brand owner and its authorized wholesalers and retailers where the contractual arrangements restrict authorized wholesalers and retailers from selling to entities, such as Odimo, that will resell the products. In addition, United States copyright law may prohibit importation of genuine goods without the brand owner’s permission when the goods are also protected by a United States copyright.

We have received in the past, and anticipate that we will receive in the future, communications from brand owners alleging that certain items sold through our websites infringe on such brand owners’ trademarks, patents, copyrights and other intellectual property rights. We are also subject to lawsuits by brand owners and their authorized distributors based on infringement claims. Claims by brand owners, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

Brand owners may take action to limit or prevent us from acquiring their products in the parallel market.

Some brand owners have implemented, and are likely to continue to implement, procedures to limit the ability of third parties, including Odimo, to purchase products through the parallel market. This may be done by adopting a policy of selling at one price worldwide, including in the United States, thereby eliminating any price advantage in the parallel market. In addition, brand owners may designate an exclusive legal importer of their brands into the United States. In the event we acquire such products from distributors and other intermediaries who may not have complied with applicable laws and regulations, such goods may be subject to seizure from our inventory by the U.S. Customs Service, and the brand owner may have a civil action for damages against us. Such limitations or controls could affect our ability to obtain products at satisfactory prices, or at all.

If we fail to comply with state laws relating to “grey market” goods or “secondhand” watches, we would be subject to fines, civil or criminal penalties or required to make changes in the way we do business.

Most of the brand name watches we sell have had their serial numbers removed and do not carry a manufacturer’s warranty. Under some state laws, these watches could be categorized as “grey market” goods or “secondhand” watches, which are subject to specific disclosure requirements. For example, California and New York prohibit anyone from offering “grey market” goods without affixing to the product a label or tag disclosing, among other things, that the item is not covered by the manufacturer’s express written warranty valid in the United States. In addition, California, New York, Oklahoma and Texas prohibit anyone from representing as “new” any watch that has had its serial number removed. Under these state laws, a watch with a serial number removed must clearly be labeled as “secondhand” even if it has never been worn. We disclose on our websites that most of our watches have had their serial numbers removed and, as a result, are not covered by the original manufacturer’s warranty. We provide our customers with our own product warranties, which in many cases are of longer duration than the manufacturer’s warranties. We inform our customers that some states may require us to refer to these watches as “secondhand.” However, since these watches have never been previously owned, we refer to them as “new.” If a court were to find, however, that we have violated these statutes, we could be subject to fines, civil or criminal penalties or required to make changes in the way we do business.

Changes in laws and regulations applicable to parallel market goods could limit or eliminate our sources of supply of brand name luxury goods.

Although we believe our purchasing practices through the parallel market are in compliance with existing legal and regulatory requirements, future judicial, legislative or administrative agency action, including import, export, tariff or other trade restrictions, may limit or eliminate our sources of supply for brand name luxury goods. If we are unable to purchase these goods through the parallel market due to changes in laws or regulations, we may not be able to find alternative sources of supply at satisfactory prices or at all.

We are dependent on The Steinmetz Diamond Group for a significant portion of our diamond supply.

Our ability to acquire diamonds at attractive pricing and on favorable terms is a key component of our strategy to increase diamond sales. In March 2004, we entered into an agreement with SDG Marketing, Inc., an affiliate of The Steinmetz Diamond Group, to purchase diamonds through 2007. We also have an informal arrangement with Philippe Diamond Corp. to acquire diamonds. If Steinmetz and Philippe fail to supply us with an adequate supply of diamond inventory, we will be forced to purchase diamonds from other sources which may be at less favorable prices and terms. As a result, our costs would increase and our diamond sales would decrease.

Sales of our luxury goods are particularly susceptible to general economic downturns and other factors beyond our control that affect discretionary consumer spending.

Purchases of luxury products are typically discretionary for consumers, and may be particularly affected by negative trends in the general economy. Factors that may influence discretionary consumer spending include general economic conditions, recession and fears of recession, stock market volatility, war and fears of war, acts of terrorism, consumer debt, interest rates, sales tax rates and rate increases, inflationary pressures on both consumer staples such as food and energy and discretionary products and services, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security generally. Adverse changes in factors affecting discretionary consumer spending would reduce demand for our products, thus reducing our sales and harming our business, financial condition and results of operations.

Our net sales and operating results are volatile and difficult to predict, which may adversely affect the trading price of our common stock.

Our net sales and operating results have historically fluctuated significantly from quarter to quarter and we expect they will continue to fluctuate significantly in the future. Because our net sales and operating results are volatile and difficult to predict, we believe that quarterly comparisons of our net sales and results of operations are not necessarily meaningful and you should not rely on the results of one quarter as an indication of our future performance. In addition to the risk factors described in this prospectus, additional factors that could cause our quarterly operating results to fluctuate include:

•	our ability to attract visitors to our websites and convert those visitors into customers at a reasonable cost;

•	our ability to generate additional sales from existing customers;

•	changes in our pricing policies or the pricing policies of our competitors;

•	our inability to maintain satisfactory relationships with our suppliers;

•	increases in the cost of online advertising;

•	our ability to manage inventory levels, including the mix of brand name watches and luxury goods, diamonds and fine jewelry;

•	our ability to manage our inventory costs, including increases in inbound shipping and handling costs;

•	price fluctuations for rough and polished diamonds;

•	changes in foreign exchange rates;

•	changes in consumer demand for brand name watches and luxury goods, diamonds and fine jewelry;

•	our ability to manage our fulfillment operations, including increases in outbound shipping and handling costs; and

•	the level of product returns.

Significant changes in one or more of these factors could reduce our net sales and have a material adverse effect on our business, financial condition and results of operations. In the future, our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may decline significantly.

Competition from traditional and online retail companies with greater brand recognition and resources may adversely affect our business.

The retail industry is intensely competitive, and we expect competition in the sale of brand name watches and luxury goods, diamonds and fine jewelry to increase in the future. Increased competition may result in decreased net sales, lower margins, loss of market share or increased marketing expenditures, any of which could substantially harm our business, financial condition and results of operations. Our competitors include:

•	independent and chain stores that sell jewelry, watches or other luxury products, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;

•	other online retailers that sell diamonds, fine jewelry, brand name watches and/or luxury products, such as Amazon.com and Blue Nile;

•	department stores;

•	boutiques and websites operated by brand owners;

•	mass retailers and warehouse clubs that sell jewelry, watches or other luxury products;

•	catalog and television shopping retailers; and

•	online auction houses and closeout retailers.

Competition in the e-commerce market may intensify, especially as we expand into additional luxury product categories. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison-shopping and renders it inherently more competitive than conventional retailing formats. In addition, manufacturers and brand owners may decide to create their own websites to sell their own merchandise. Many of our current and potential competitors have greater brand recognition, longer operating histories, more extensive customer bases, broader product and service offerings and greater resources for marketing, research and product development, strategic acquisitions, alliances and joint ventures than we do. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms, and may be able to adopt more aggressive pricing policies. Other companies in the retail and e-commerce service industries may enter into business combinations or alliances that strengthen their competitive positions or prevent them from also entering into relationships with us. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements.

Our sales are dependent on our advertising and strategic relationships with Internet portals and other websites that help create consumer awareness of our websites and product offerings.

Substantially all of our sales come from customers who link to our websites from websites operated by other online retailers or Internet portals with which we have a strategic relationship or with whom we advertise. Establishing and maintaining relationships with leading Internet portals and other online retailers through our affiliate program is competitive and expensive. We do not maintain long-term contracts or arrangements with Internet portals. We may not successfully enter into additional relationships or renew existing ones beyond their current terms. Our competitors may obtain preferred or exclusive placements on these websites and portals. We expect that we will have to pay increasing fees to maintain, expand or enter into new relationships of this type. In addition, traffic to our websites could decline if our portal and online marketing programs become less effective or if the traffic to the website of an Internet portal on which we advertise decreases. Our business could be materially adversely affected if any of our strategic partners experience financial or operational difficulties or if they experience other corporate developments that adversely affect their performance. A failure to maintain, expand or enter into portal relationships or to establish additional strategic online relationships that generate a significant amount of traffic from other websites could result in decreased sales or limit the growth of our business.

Because we carry almost all of our brand name watches, jewelry and luxury goods in inventory, if we are unable to accurately predict and plan for changes in consumer demand, our net sales and gross margins may decrease.

We held approximately $5.4 million and $4.9 million of brand name watches, fine jewelry and luxury goods, in inventory as of December 31, 2003 and March 31, 2004, respectively. If our sales levels increase, we will increase our inventory proportionately. Consumer tastes and preferences for luxury products can change rapidly, thus exposing us to significant inventory risks. The demand for specific products can change between the time the products are ordered and the date of receipt. We do not have return privileges with respect to our inventory (other than diamonds). As a result, if we do not accurately predict these trends or if we overstock unpopular products, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. We are particularly exposed to this risk in the first calendar quarter of each year because we derive a disproportionately large amount of our annual net sales in the fourth calendar quarter, and maintain significantly increased inventory levels for the holiday selling season.

Our success depends on our ability to identify and rapidly respond to fashion trends.

The fashion industry is subject to rapidly changing trends and shifting consumer demand. Accordingly, our success depends on the priority that our target customers place on fashion and our ability to anticipate, identify and capitalize upon emerging fashion trends. Our failure to anticipate, identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and markdowns, as well as decreased appeal of our merchandise.

Our business depends on the strong brand identity of our websites, especially www.ashford.com, and if we are not able to maintain and enhance these brands, our business and operating results would be harmed.

We believe that the brand identity of our websites has significantly contributed to the success of our business. We also believe that maintaining and enhancing the brand identity of our websites is critical to expanding our base of customers. This may require us to make substantial investments and will depend on our ability to continue to provide high quality products at attractive prices, which ultimately may not be successful. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. If we fail to promote and maintain the brand identity of our websites, or if we incur excessive expenses in this effort, our business, financial condition and operating results will be materially and adversely affected.

If we are not successful in establishing our Ashford-branded ® products, our business may suffer.

We recently introduced a line of Ashford branded products that we expect will eventually expand to include watches, handbags and accessories. This effort will require us to incur additional marketing expenses, develop relationships with new suppliers and comply with applicable laws and regulations. These requirements could strain our management and our financial and operational resources. If the Ashford branded product line is unsuccessful, our brand may be damaged, we may not recover our development costs and it could have an adverse impact on our results of operations.

Other online retailers may use domain names that are similar to ours. If customers associate these websites with us, our brands may be harmed and we may lose sales.

Our Internet domain names are an important aspect of our business. Under current domain name registration practices, no one else can obtain an identical domain name, but they can obtain a similar name, or the identical name with a different suffix, such as “.net” or “.org”, or with a different country designation such as “jp” for Japan. For example, we do not own the domain name “www.diamonds.com” or “www.diamonds-usa.com.” As a result, third parties may use domain names that are similar to ours, which may result in confusion of potential customers, impairment of the value of our brands and lost sales.

Our operating results are subject to seasonal fluctuations.

We have experienced, and expect to continue to experience, seasonal fluctuations in our sales, with a disproportionate amount of our sales realized during the fourth quarter ending December 31, as a result of the holiday selling season. Over 45.8%, 39.4% and 42.6% of our net sales in the years ended 2001, 2002 and 2003, respectively, were generated during the fourth quarter. If we were to experience lower than expected net sales during any fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. In anticipation of increased sales activity during the fourth quarter, we increase our inventories and staffing in our fulfillment and customer support operations and incur other additional expenses, which may have a negative effect on our cash flow. We also experience considerable increases in sales in periods preceding other occasions such as Valentine’s Day and Mother’s Day. If our seasonal sales patterns become more pronounced, it may strain our customer service and fulfillment activities.

We may have difficulty managing any growth that we might experience.

We expect to continue to experience growth in the scope of our operations and the number of our employees. If this growth continues, it could place a significant strain on our management team and on our operational and financial systems, procedures and internal controls. Our future success will depend in part on the ability of our management team to manage any growth effectively. This will require our management to:

•	maintain our cost structure at an appropriate level based on the net sales we generate;

•	manage multiple, concurrent development projects and marketing programs;

•	hire and train additional personnel;

•	adjust inventory management, customer support and transaction fulfillment to accommodate growth; and

•	implement and improve our operational and financial systems, procedures and internal controls.

We expect that our current facility in Sunrise, Florida will be inadequate to accommodate future near-term growth in our operations. As a result, we intend to move our operations to a new facility. If we are unable to relocate to such facility, we may have difficulty in fulfilling orders in the peak holiday season. In addition, we may experience some interruptions in our operations in connection with our relocation to a new facility. Any failure to successfully manage our growth could distract management’s attention and detract from our customers’ experience, which would damage our reputation and harm our business, financial condition and results of operations.

If we are unable to obtain additional capital as needed in the future, our growth could be limited.

We believe that our available sources of cash together with the net proceeds from an additional credit facility currently being negotiated, exclusive of the net proceeds to us from this offering, will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months. However, our available cash resources may be insufficient to fund our cash needs if we experience unanticipated changes in our capital requirements, which may result from:

•	changes in our operating plan;

•	lower than anticipated sales;

•	greater than anticipated expenditures for marketing, technology or product development;

•	greater than anticipated expenditures for strategic transactions; or

•	the costs associated with expanding our operations to accommodate greater than anticipated increases in sales.

As a result, we may need to seek additional debt or equity financing in the future, and such financing may not be available on acceptable terms, or at all. If we cannot obtain such financing on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders.

We are dependent on Alan Lipton, our Chief Executive Officer and President, and other members of our management team. The loss of any of them could harm our business.

Our performance is substantially dependent upon the services and performance of our senior management team and other key employees, particularly Alan Lipton, our Chief Executive Officer and President. We have employment agreements with Alan Lipton, Jeffrey Kornblum, Amerisa Kornblum and George Grous with terms through July 2007. All members of our management team may terminate their employment with us at any time. All of the stock options held by the members of our senior management team are vested, so they may not have an adequate financial incentive to stay with us. We do not maintain key-man life insurance on any of our employees, but intend to obtain key-man insurance on Messrs. Lipton and Kornblum. The loss of the services of any of our senior management team or certain of our key employees for any reason could adversely affect our operations or otherwise have a material adverse effect on our business.

Our business may suffer if we are unable to attract or retain qualified personnel.

Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, merchandising, marketing and customer service personnel. We plan to hire additional personnel in all areas of our business, in particular for our sales, marketing, accounting and technology development areas. Competition for these types of personnel is intense, particularly in the online retail industry. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely effect our business.

We may not be able to increase capacity or respond to rapid technological changes in a timely manner or without service interruptions.

A key element of our strategy is to generate a high volume of traffic on our websites. As traffic on our websites grows, we may not be able to accommodate all of the growth in user demand on our websites and in our customer service center. If we are unable to upgrade our existing technology or network infrastructure and the systems used to process customers’ orders and payments to accommodate increased sales volume, our potential customers may be dissatisfied and may purchase merchandise from our competitors. We may also fail to provide enough capacity in our customer service center to answer phones or provide adequate customer service. A failure to implement new systems and increase customer service center capacity effectively or within a reasonable period of time could adversely affect our business, financial condition and results of operations.

We also intend to introduce additional or enhanced features and services to retain current customers and attract new customers to our websites. If we introduce a feature or a service that is not favorably received, our current customers may not use our websites as frequently and we may not be successful in attracting new customers. We may also experience difficulties that could delay or prevent us from introducing new services and features. These new services or features may contain errors that are discovered only after they are introduced and we may need to significantly modify the design of these services or features to correct these errors. If customers encounter difficulty with or do not accept new services or features, our business, financial condition and results of operations could be adversely affected.

All of our fulfillment operations are at our Sunrise, Florida facility, and disruptions at that facility could prevent us from fulfilling orders for our customers in a timely manner.

All of our fulfillment operations are located at a single leased facility in Sunrise, Florida. Our ability to fulfill customer orders through our Sunrise facility in a timely manner, or at all, could be affected by a number of factors, including any disruption of our computer or communications systems, an employee strike or other labor stoppage or a disruption in the transportation infrastructure. If we are unable to fulfill our customers’ orders through the Sunrise facility, we may not be able to quickly secure a replacement distribution facility on terms acceptable to us or at all. Our business and results of operations would be materially and adversely affected if we experience a lengthy disruption at our Sunrise facility.

System interruptions, natural disasters and other unexpected problems could interrupt the operation of our websites and prevent us from fulfilling orders for our customers.

Our ability to operate our websites and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems. All of our computer systems are located at our facility in Sunrise, Florida. Our computer and communications systems and operations are vulnerable to power loss, telecommunications failure, general Internet failure or failures of Internet service providers, fire, flood, hurricanes or other natural disasters, acts of war or terrorism, acts of God, human error, computer viruses, physical or electronic break-ins and similar events. Any of these events could lead to system damage or interruptions, delays and loss of critical data, and make our websites or customer service center inaccessible to our customers or prevent us from efficiently fulfilling orders. Frequent or long service delays or interruptions in our service or disruptions during a peak holiday season will reduce our net sales and profits, and damage our reputation. Future net sales and profits will be harmed if our customers believe that our system is unreliable. Although we do have a redundant system in Boca Raton, Florida, we do not presently have redundant systems in multiple locations or a formal disaster recovery plan and our insurance may not be sufficient to fully compensate us for losses that may occur.

We depend on third party carriers, and the failure of these carriers to deliver our product offerings in a timely or accurate manner could harm our business.

We currently rely on third party carriers for shipments of products to us from our suppliers, as well as for shipments of our products to our customers. We and our suppliers are therefore subject to the risks that our carriers may be unable to provide timely and cost-effective order fulfillment and delivery services to meet our shipping needs due to insurance constraints, security concerns, employee strikes or other labor stoppages, inclement weather, equipment failures or other delays and fluctuations in fuel costs. The failure of our third party carriers to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brands and substantially harm our business and results of operations.

The availability and price of diamonds are significantly influenced by a small number of diamond mining firms as well as the political situation in diamond-producing countries.

The supply and price of rough (uncut and unpolished) diamonds in the principal world markets have been and continue to be significantly influenced by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these diamond mining firms to our suppliers could substantially impair our ability to acquire diamonds at reasonable prices. We do not currently have any direct supply relationships with these diamond mining firms, nor do we expect to pursue such a relationship. The availability and price of diamonds to our suppliers may fluctuate depending on the political situation in diamond-producing countries. Sustained interruption in the supply of rough diamonds, an overabundance of supply or a substantial change in the relationship between the major mining firms and our suppliers could adversely affect us. Our recent experience suggests that the price of rough diamonds is increasing. A failure to secure diamonds at reasonable commercial prices and in sufficient quantities would lower our revenues and adversely impact our results of operations. In addition, increases in the price of diamonds may adversely affect consumer demand, which could cause a decline in our net sales.

Volatility in the availability and cost of precious metals and precious and semi-precious stones could adversely affect our business.

The jewelry industry in general is affected by fluctuations in the prices of precious metals and precious and semi-precious stones. The availability and prices of gold, silver and platinum and other precious metals and precious and semi-precious stones may be influenced by such factors as cartels, political instability in exporting countries, changes in global demand and inflation. Shortages of these materials or sharp changes in their prices could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our reputation and results of operations could be harmed. We are continuing to work to improve our internal controls. However, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

If we experience significant theft of our products from inventory or during shipment, our gross profit margin would decrease.

We may experience theft of merchandise held in our fulfillment center or from shipments in route from our facility to our customers. Our inventory is protected from unauthorized access by employees and third parties through strict security controls. We use multiple established shipping carriers, including Fedex Corp., United Parcel Service, Inc. and the United States Postal Service, and have taken steps to prevent theft during shipment, such as obtaining insurance, using generic labeling and security tape. However, if these steps are inadequate or if security measures fail at our fulfillment facility, we could incur significant losses from theft, which could adversely affect our gross margins and results of operations.

We may not be able to maintain arrangements with a third-party consumer credit company to offer financing for the purchase of our brand name watches and luxury goods, diamonds and fine jewelry.

The brand name watches and luxury goods, diamonds and fine jewelry that we sell constitute a substantial expense for many of our customers. We recently made arrangements with a third party financial institution to provide financing to our customers. If we are unable to maintain this or other similar arrangements, we may not be able to offer financing alternatives to our customers, which may adversely effect demand for our products and harm our business, financial condition and results of operations.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

We offer our customers a 15- or 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates. Actual merchandise returns are difficult to predict and may significantly exceed our allowances. Any significant increase in merchandise returns above our allowances would substantially harm our business and results of operations.

If we account for employee stock options using the fair value method, we would incur accounting charges which would increase our net losses or reduce our net income, if any.

There has been ongoing public debate about whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standard Board (FASB) issued an Exposure Draft, Share-Based Payment: An Amendment of FASB Statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges. See Notes 2 and 12 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you likely will not receive any dividends from us on our common stock for the foreseeable future.

Risks Relating to Doing Business on the Internet

If we are required to collect sales and use taxes on the products we sell in jurisdictions outside of Florida, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales and use taxes or other taxes with respect to shipments of goods into states other than Florida. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business, financial condition and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the State of Florida from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Florida could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Florida. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.

Current and future governmental and industry regulations related to the Internet may significantly limit our ability to market our products, increase our costs and adversely affect our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. New laws or regulations may be enacted with respect to the Internet or existing laws may be applied or interpreted to apply to the Internet, which may discourage the use of the Internet or our websites. As use of the Internet continues to evolve, we expect that there will be an increasing number of laws and regulations pertaining to the Internet in the United States and throughout the world. These laws and regulations may relate to liability for information received from or transmitted over the Internet, pricing, fraud, online content regulation, user privacy, taxation and quality of products and services sold over the Internet. Further, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. The adoption of or modification of laws applicable to the Internet could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.

Various legal rules and regulations related to privacy and the collection, dissemination and security of personal information may adversely affect our marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information, designed to protect the privacy of personally identifiable information as well as to protect against its misuse. These laws include the Federal Trade Commission Act, the Children’s Online Privacy Protection Act, the Fair Credit Reporting Act and related regulations as well as other legal provisions. Several states have proposed legislation that would limit the use of personal information gathered online or require online services to establish privacy policies. These regulations and other laws, rules and regulations enacted in the future, may adversely affect our ability to collect and disseminate or share demographic and personal information from users and our ability to email or telephone users, which could be costly and adversely affect our marketing efforts.

Online security breaches could harm our business.

The secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in our websites. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Even occasional security breaches of our system or other Internet-based systems could significantly harm our business and damage our reputation. We rely on licensed encryption and authentication technology to effect the secure transmission of confidential information, including credit card numbers. We cannot guarantee that our security measures will prevent security breaches. Any penetration of our network security or other misappropriation of our customer’s personal information could subject us to potential liability. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect customer transaction data. We may incur substantial expense to protect against and remedy security breaches and their consequences. Our insurance policies’ limits may not be adequate to reimburse us for losses caused by security breaches.

Our business would be injured by extensive credit card fraud.

Currently, a significant number of our customers authorize us to bill their credit card accounts directly. Under current credit card practices, we are liable for fraudulent credit card transactions if we do not obtain a cardholder’s signature. We do not carry insurance against this risk. We have technology to help detect the fraudulent use of credit card information. This technology cannot protect against all instances of fraud and we have suffered losses in the past as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. The frequency and amount of these types of losses increase as our net sales increase. We may be subject to claims based on unauthorized purchases with credit card information, or aiding and abetting identity theft or other similar fraud claims. These claims could result in litigation and financial liability. A failure to adequately control fraudulent credit card transactions or bill-me-later transactions would reduce our gross margins and could damage our reputation and brands.

Consumers may prefer to purchase brand name watches and luxury goods, diamonds and fine jewelry from traditional retailers, which would adversely affect our sales.

The online market for brand name watches and luxury goods, diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. Our success will depend in part on our ability to attract consumers who have historically purchased brand name watches and luxury goods, diamonds and fine jewelry through traditional retailers. We may have difficulty attracting additional consumers to purchase products on our websites for a variety of reasons, including:

•	concerns about buying expensive products without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	concerns over counterfeit or substandard goods;

•	delivery times associated with Internet orders;

•	product offerings that do not reflect consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments, theft or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

Our business depends on the growth and maintenance of the Internet infrastructure.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network infrastructure with the necessary speed, data capacity and security for providing reliable Internet services. Viruses, worms and similar programs also harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

Risks Relating to this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile and you may lose all or part of your investment.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation among the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and the price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	developments with respect to intellectual property rights;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	recruitment or departure of key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Further, the market prices of securities of online retailing companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could have a materially adverse effect on our business, financial condition and results of operations.

If we fail to meet the requirements of the Nasdaq National Market, our stock could be delisted and the market for our stock could be less liquid.

We are proposing to list our common stock on the Nasdaq National Market. There are continuing eligibility requirements of companies listed on the Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for the Nasdaq National Market, then our stock may be delisted. Delisting could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will likely be significantly influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq National Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we may have to hire additional personnel to assist us in complying with these requirements. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with the requirements applicable to public companies, we may incur fines or penalties, and may be subject to enforcement action by the SEC or delisting from the Nasdaq National Market.

We will need to hire additional personnel to ensure compliance with rules and regulations applicable to public companies.

Upon completion of this offering, we expect to hire additional personnel to ensure compliance with the legal, accounting and financial requirements associated with being a public company. If we are unable to attract and retain such personnel, we may have difficulty maintaining adequate systems of internal controls over our financial processes, or in satisfying the periodic reporting and disclosure obligations of public companies. If we fail to comply with these requirements, we could be subject to fines or penalties by the SEC, our common stock could be removed from the Nasdaq National Market, and the trading price of our common stock could be adversely affected.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $          in net tangible book value per share from the price you paid, based on the initial offering price of $           per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

We may apply the proceeds of this offering to uses that do not improve our results of operations or increase the value of your investment.

We intend to use $           million of the net proceeds from this offering for general corporate purposes, including the acquisition of inventory, upgrades of our website, marketing activities and other general corporate purposes. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering is concluded, our current stockholders will have                      shares of common stock outstanding, or                      shares if the underwriters exercise their over-allotment option in full. The shares held by all of our current officers, directors and principal stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. CIBC World Markets Corp., as the representative of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. For more information about these lock-up agreements, see “Underwriting.” Shares held by our officers, directors and principal stockholders will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144.

The holders of an aggregate of 99,086,703 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933. See “Description of Capital Stock — Registration Rights.” In addition to outstanding shares eligible for future sale, 11,379,373 shares of our common stock are issuable under currently outstanding stock options granted to several executive officers, directors and employees under our stock incentive plans. Following this offering, we intend to file a registration statement under the Securities Act registering 13,984,771 shares under our existing stock incentive plan. Shares included in such registration statement will be available for sale in the public market immediately except for shares held by affiliates who will have certain restrictions on their ability to sell. Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale.”

The concentration of our capital stock ownership with our founders, executive officers and directors and their affiliates will limit your ability to influence corporate matters.

After this offering, we anticipate that our founders, executive officers and directors and their respective affiliates will together own approximately      % of our common stock. In particular, following this offering, affiliates of four of our principal stockholders will control approximately      % of our outstanding common stock. As a result, they will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the exclusive right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, a holder or holders controlling a majority of our capital stock would be able to take certain actions only at a stockholders’ meeting.

•	No stockholder may call a special meeting of stockholders. This may make it more difficult for stockholders to take certain actions.

•	Our stockholders may not remove a director without cause, and our certificate of incorporation provides for a classified board of directors with staggered, three-year terms. As a result, it could take up to three years for stockholders to replace the entire board.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock in this offering will be $           million or $           million if the underwriters exercise their over-allotment option in full. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. For purposes of estimating net proceeds, we are assuming that the public offering price will be the midpoint of the estimated initial public offering price range, which is $           per share. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use $           million of the net proceeds from this offering (including the over-allotment option, if exercised) to repay all of our existing indebtedness and the remainder for general corporate purposes, including acquisition of inventory, upgrades of our websites and marketing activities.

As of July 13, 2004, we had borrowed $1.8 million under our bank credit facility, all of which was used to purchase inventory. The outstanding indebtedness under our bank credit facility accrues interest at a variable rate, which is currently 4% per annum. We are obligated to pay the lender interest only on a monthly basis. The principal amount and any accrued and unpaid interest is due in February 2005.

As of July 13, 2004, we owed approximately $2.6 million to GSI Commerce, Inc. under a promissory note issued as partial consideration for our purchase of the domain name www.ashford.com and related assets in December 2002. The outstanding indebtedness under the promissory note accrues interest at 7% per annum. The principal amount and any accrued and unpaid interest is due on December 31, 2007.

The amounts actually expended for each of the purposes listed above (other than the repayment of indebtedness) and the timing of our actual expenditures will depend on numerous factors, including growth in our net sales, sales and marketing activities, technological advances, amount of cash generated or used by our operations and the other factors described in “Risk Factors”. We have not determined the amount or timing of expenditures for the corporate purposes listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate that in the future we will retain any earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the issuance of 5,531,325 shares of our convertible preferred stock subsequent to March 31, 2004;

•	on a pro forma as adjusted basis to also reflect:

(a)	the issuance and sale of shares of common stock by us in this offering at the assumed initial public offering price of $ per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us;

(b)	the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock upon the closing of this offering;

(c)	the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock upon the closing of this offering; and

(d)	the repayment of $4.1 million of indebtedness.

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(unaudited)

	(in thousands, except par value)
Cash and cash equivalents	$1,227	$2,727	$

Bank credit facility	$1,500	$1,500		$—

Stockholder note (including current maturities)	3,375	2,645		—

Stockholders’ equity:
Convertible preferred stock, par value $0.001 per share; 53,719 and 59,250 shares issued and outstanding, respectively	54	59
Common stock, par value $0.001 per share; 120,000 shares authorized; 15,718 shares issued and outstanding	16	16
Additional paid-in capital	77,400	80,058
Accumulated deficit	(62,740)	(62,740)

Total stockholders’ equity	14,730	17,393

Total capitalization	$19,605	$21,538	$

You should read the above table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after giving effect to this offering.

Our pro forma net tangible book value as of March 31, 2004 was $           million or $           per share of common stock. Pro forma net tangible book value per share is determined by dividing net tangible book value, which is our tangible assets (total assets less intangible assets) less total liabilities, by the number of shares of common stock outstanding. Our pro forma net tangible book value assumes the issuance of 5,531,325 shares of convertible preferred stock subsequent to March 31, 2004. After giving effect to the sale of                      shares of common stock in this offering at the assumed initial public offering price of $           per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock and the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock immediately upon the closing of this offering, our pro forma net tangible book value as of March 31, 2004, excluding the effect of the exercise of options and warrants to purchase shares of common stock that were vested as of March 31, 2004, would have been $           million or $           per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $           per share to new investors purchasing shares in this offering.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2004
Increase in net tangible book value per share attributable to this offering
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors	$

The following table sets forth, on an as adjusted basis to reflect the adjustments described above, as of March 31, 2004, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $           per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration

	Amount	Percent	Amount	Percent

Existing stockholders		%	$	%
New investors(1)		%		%

Total		100.0%	$	100.0%

(1)	The shares sold in this offering include shares to be sold by selling stockholders.

As of March 31, 2004, we had outstanding options to purchase 11,379,373 shares of common stock with a weighted average exercise price of $0.47 per share, of which 11,056,234 were vested. To the extent any options or warrants have an exercise price that is less than the offering price of this offering, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows our selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004. The consolidated statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999, 2000, and 2001 are derived from our unaudited consolidated financial statements not included in this prospectus. The financial data for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the selected consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$3,473	$17,114	$24,207	$27,520	$41,694	$7,612	$10,444
Cost of sales	3,264	14,218	18,440	19,932	29,945	5,528	7,376

Gross profit	209	2,896	5,767	7,588	11,749	2,084	3,068

Operating expenses:
Fulfillment	101	654	1,155	1,830	2,589	389	669
Marketing	763	12,433	4,269	2,179	3,709	695	1,113
General and administrative	929	13,598	9,717	7,201	8,461	1,827	1,978
Stock-based compensation	—	118	41	39	2	1	4,689
Depreciation and amortization	35	2,781	4,753	2,529	3,024	667	749
Termination expense	–	–	2,264	–	–	–	–

Total operating expenses	1,828	29,584	22,199	13,778	17,785	3,579	9,198

Loss from operations	(1,619)	(26,688)	(16,432)	(6,190)	(6,036)	(1,495)	(6,130)
Interest income (expense), net	5	1,281	347	1	(1,107)	(152)	(253)

Net loss	(1,614)	(25,407)	(16,085)	(6,189)	(7,143)	(1,647)	(6,383)
Dividends to preferred stockholders(1)	—	(2,785)	(4,025)	(4,047)	(4,519)	(1,128)	(7,716)

Net loss attributable to common stockholders	$(1,614)	$(28,192)	$(20,110)	$(10,236)	$(11,662)	$(2,775)	$(14,099)

Net loss per common share:
Basic and diluted	$(0.29)	$(1.97)	$(1.29)	$(0.65)	$(0.74)	$(0.18)	$(0.90)
Weighted average common shares outstanding:
Basic and diluted	5,603	14,319	15,618	15,689	15,718	15,718	15,718

	As of December 31,
						As of March 31,
	1999	2000	2001	2002	2003	2004

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,311	$15,479	$8,548	$6,911	$5,780	$1,227
Total assets	3,685	42,816	28,990	30,921	30,405	27,104
Bank credit facility	—	—	—	—	—	1,500
Stockholder notes (including current maturities)	—	—	—	6,154	5,426	3,375
Total liabilities	1,949	6,869	6,823	11,808	17,497	12,374
Total stockholders’ equity	1,736	35,947	22,167	19,113	12,908	14,730

(1)	For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, dividends to preferred stockholders includes approximately $4.0 million, $4.0 million, $4.5 million, $1.1 million and $1.4 million of cumulative but undeclared dividends on our convertible preferred stock. For the three months ended March 31, 2004, dividends to preferred stockholders also includes approximately $6.3 million of deemed dividends related to the issuance of Series C preferred stock to existing stockholders. This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements may be found under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “predict,” “continue,” “intend,” “seek,” “goal,” “may,” “will,” or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

•	our inability to acquire a sufficient supply and selection of products in a timely manner;

•	negative trends in the economy that may adversely affect consumer demand for our products;

•	competition from traditional and online retailers;

•	the increasing cost of advertising and promoting our websites;

•	the imposition of sales and use taxes on our sales outside of Florida;

•	our inability to strengthen and maintain the strong brand identity of our websites or our inability to establish our Ashford branded products; and

•	the loss of any of our management team and key employees.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause actual events to differ from those suggested in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section above, that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Odimo is a leading online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We offer our products through three websites, www.diamond.com, www.ashford.com and www.worldofwatches.com. Substantially all of our brand name watches and other luxury goods are offered at prices below suggested retail prices. We also showcase diamonds and a wide range of precious and semi-precious jewelry at competitive prices.

We commenced operations in 1998 by offering diamonds and a limited selection of jewelry products through the website www.diamonddepot.com. In early 2000, we began offering an expanded product line that included a large selection of brand name watches and a broader selection of diamonds and fine jewelry through two websites, www.diamond.com and www.worldofwatches.com. In December 2002, we purchased the domain name www.ashford.com. In January 2003, we re-launched the www.ashford.com website and began offering luxury goods such as brand name handbags and other fashion accessories, fine writing instruments, home accents, fragrances and sunglasses. We acquire most of these brand name watches and luxury goods products through the parallel market (products obtained from sources other than brand owners or their authorized distributors). As discussed in “Risk Factors” and Note 10 to the consolidated financial statements appearing elsewhere in this prospectus, our purchases in the parallel market may subject us to challenges from brand owners which might impact our supply of brand name watches and luxury goods. Since 2003, we have focused and intend to continue to focus our marketing efforts primarily on the www.ashford.com and www.diamond.com websites.

In March 2004, we entered into an agreement with The Steinmetz Diamond Group which permits us to select and purchase diamonds at prices typically available only for cash purchases by its largest customers. This agreement also permits us to defer payment over an extended period of time and allows us to return unsold inventory. We previously purchased substantially all of our diamonds on consignment. Due to the enhanced availability of our most popular styles and sizes of diamonds resulting from our new Steinmetz agreement, our net sales of diamonds purchased from Steinmetz has increased in the second quarter of 2004 compared to the immediately preceding quarter. We expect that by the end of 2004, the majority of the diamonds we sell will be acquired from The Steinmetz Diamond Group.

Key Business Metrics

We periodically review certain key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

Number of Orders

This represents the total number of orders shipped in a specified period. We analyze the number of orders to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value

Average order value is the ratio of gross sales divided by the number of orders generated within a given time period. We analyze average order value primarily to monitor fulfillment costs and other operating expenses.

Product Mix

Product mix represents the revenue contribution of the primary products that we feature by category. We review product mix to determine customer preferences and manage our inventory. Product mix is a primary determinant of our gross margin. Gross margin is gross profit as a percentage of net sales.

				Three Months Ended
	Year Ended December 31,			March 31,

Measure	2001	2002	2003	2003	2004

	(unaudited)
Number of orders	55,263	65,157	116,440	17,398	33,140
Average order value	$498	$471	$402	$460	$346

Product Mix
Watches	62.8%	63.3%	50.1%	54.2%	43.6%
Diamonds	22.0	20.9	25.4	28.4	23.3
Jewelry	15.2	15.8	15.7	16.5	17.1
Luxury goods	–	–	8.8	0.9	16.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

In addition to these key metrics, we also periodically review customer repeat rates and customer acquisition costs to evaluate our operations.

Basis of Presentation

Net sales consists of revenue from the sale of our products, net of estimated returns by customers, promotional discounts and, to a much lesser extent, revenue from upgrades to our standard free shipping.

Gross profit is calculated by subtracting the cost of sales from net sales. Our cost of sales consists of the cost of the products we sell, including inbound freight costs and assembly costs. Our gross profit fluctuates based on several factors, including product acquisition costs, product mix and pricing decisions. Due to the seasonality of our business, our gross profit as a percentage of net sales is typically greater in the fourth quarter. In general, we realize higher gross profit on the sale of our luxury goods, jewelry and watches in comparison to diamonds.

Fulfillment expenses include outbound freight costs paid by us, commissions paid to sales associates, credit card processing fees and packaging and other shipping supplies. Commissions are paid based on a percentage of the price of the goods sold and are expensed when the goods are sold.

Marketing expenses consist primarily of online advertising expenses, affiliate program fees and commissions, public relations costs and other marketing expenses.

General and administrative expenses include payroll and related employee benefits, costs to maintain our websites, professional fees, insurance, rent, travel and other general corporate expenses.

Results of Operations

The following table sets forth information for years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 about our net sales, cost of sales, gross profit, operating expenses, losses from operations, net interest income (expense), and net losses both in dollars and as a percentage of net sales:

	Year Ended December 31,						Three Months Ended March 31,

		% of		% of		% of		% of		% of
		Net		Net		Net		Net		Net
	2001	Sales	2002	Sales	2003	Sales	2003	Sales	2004	Sales

							(unaudited)

	(in thousands, except percentage data)
Net sales	$24,207	100.0%	$27,520	100.0%	$41,694	100.0%	$7,612	100.0%	$10,444	100.0%
Cost of sales	18,440	76.2	19,932	72.4	29,945	71.8	5,528	72.6	7,376	70.6

Gross profit	5,767	23.8	7,588	27.6	11,749	28.2	2,084	27.4	3,068	29.4

Operating expenses:
Fulfillment	1,155	4.8	1,830	6.6	2,589	6.2	389	5.1	669	6.4
Marketing	4,269	17.6	2,179	7.9	3,709	8.9	695	9.1	1,113	10.7
General and administrative	9,717	40.1	7,201	26.2	8,461	20.3	1,827	24.0	1,978	18.9
Stock-based compensation	41	0.2	39	0.1	2	0.0	1	0.0	4,689	44.9
Depreciation and amortization	4,753	19.6	2,529	9.2	3,024	7.3	667	8.8	749	7.2
Termination expense	2,264	9.4	—	—	—	—	—	—	—	—

Total operating expenses	22,199	91.7	13,778	50.1	17,785	42.7	3,579	47.0	9,198	88.1

Loss from operations	(16,432)	(67.9)	(6,190)	(22.5)	(6,036)	(14.5)	(1,495)	(19.6)	(6,130)	(58.7)
Interest income (expense), net	347	1.4	1	0.0	(1,107)	(2.7)	(152)	(2.0)	(253)	(2.4)

Net loss	$(16,085)	(66.4)%	$(6,189)	(22.5)%	$(7,143)	(17.1)%	$(1,647)	(21.6)%	$(6,383)	(61.1)%

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

Net Sales. Net sales for the three months ended March 31, 2004 increased 37.2% to $10.4 million from $7.6 million for the three months ended March 31, 2003. Approximately $1.6 million of this increase resulted from higher sales of luxury goods, which were primarily sold through www.ashford.com. The balance of the increase resulted from higher sales of brand name watches through our three websites and higher sales of diamonds and fine jewelry through www.diamond.com.

Number of orders for the three months ended March 31, 2004, increased 90.5% to 33,140 from 17,398 for the three months ended March 31, 2003. This growth was a result of an increase in new customers as well as increased sales to existing customers across our expanded product categories. However, for the three months ended March 31, 2004, our average order value decreased 24.8% to $346 from $460 for the three months ended March 31, 2003. This increase in orders and decrease in average order value is due to our increased focus on selling luxury goods which tend to have smaller average order values than diamonds and fine jewelry.

Gross Profit. Gross profit for the three months ended March 31, 2004 increased 47.2% to $3.1 million from $2.1 million for the three months ended March 31, 2003 due to increases in sales volume. Our gross profit as a percentage of net sales increased to 29.4% for the three months ended March 31, 2004 compared to 27.4% during the three months ended March 31, 2003. The increase in gross profit as a percentage of net sales during the three months ended March 31, 2004 was primarily the result of an increased proportion of net sales being derived from higher margin luxury goods and fine jewelry.

Fulfillment. Fulfillment expenses for the three months ended March 31, 2004 increased 72.0% to $669,000 from $389,000 for the three months ended March 31, 2003. This was primarily due to a 90.5% increase in orders and resulting increases in credit card processing fees and shipping costs. As a percentage of net sales, fulfillment expenses for the three months ended March 31, 2004 increased to 6.4% compared to 5.1% for the three months ended March 31, 2003. The increase was primarily driven by per unit shipping and credit card processing costs remaining stable while average order value declined, and a shift in our product mix towards luxury goods which tend to have higher shipping costs per order.

Marketing. Marketing expenses for the three months ended March 31, 2004 increased 60.1% to $1.1 million from $695,000 for the three months ended March 31, 2003. The increase was primarily due to increased online advertising costs. As a percentage of net sales, marketing expenses for the three months ended March 31, 2004 increased to 10.7% compared to 9.1% for the three months ended March 31, 2003, primarily due to an increase in our online marketing activities partially offset by increased sales to repeat customers.

General and Administrative. General and administrative expenses for the three months ended March 31, 2004 increased 8.3% to $2.0 million from $1.8 million for the three months ended March 31, 2003. The increase was primarily due to an increase in salaries and related payroll benefits resulting from the employment of additional personnel to accommodate our increased sales volume. As a percentage of net sales, general and administrative expenses for the three months ended March 31, 2004 decreased to 18.9% compared to 24.0% for the three months ended March 31, 2003. The decrease was primarily due to an increase in our net sales, which outpaced our growth in general and administrative expenses. We expect general and administrative expenses to continue to increase in absolute dollars in the future as a result of continued expansion of our administrative infrastructure to support our increased sales and increased expenses associated with being a public company.

Stock-based Compensation. Stock-based compensation for the three months ended March 31, 2004 increased $4.7 million due to the grant during the quarter of immediately vested options to purchase 7.2 million shares of common stock to employees.

Depreciation and Amortization. Depreciation and amortization expense for the three months ended March 31, 2004 increased 12.3% to $749,000 from $667,000 for the three months ended March 31, 2003.

Interest Expense, Net. Interest expense, net, for the three months ended March 31, 2004 increased 66.5% to $253,000 from $152,000 for the three months ended March 31, 2003 as a result of an increase in borrowing under our bank credit facility. See “— Liquidity and Capital Resources.” Interest expense, net, includes interest income as well as interest expense incurred in connection with our bank credit facility and a note payable to GSI Commerce, Inc., which we issued as partial consideration for the purchase of the domain name www.ashford.com and related assets in December 2002.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net Sales. Net sales in 2003 increased 51.5% to $41.7 million from $27.5 million in 2002. Approximately $4.8 million of this increase was from higher sales of diamonds, which were primarily sold through www.diamond.com, and $3.7 million was from increased sales of other luxury goods, which were primarily sold through www.ashford.com. The balance of the increase resulted from $3.5 million of additional watch sales through our three websites and $2.2 million of additional fine jewelry sales primarily through www.diamond.com.

Number of orders in 2003 increased 78.7% to 116,440 from 65,157 in 2002. Order volume increased following the launch of our luxury goods website, www.ashford.com, in January 2003 as well as increased sales to existing customers across multiple product categories. Our average order value in 2003 decreased 14.6% to $402 from $471 in 2002. This decrease in average order value resulted from an increase in number of orders of luxury goods which tend to have lower prices than diamonds and fine jewelry products.

Gross Profit. Gross profit in 2003 increased 54.8% to $11.7 million from $7.6 million in 2002 primarily due to increases in sales volume. Our gross profit as a percentage of net sales in 2003 increased to 28.2% compared to 27.6% in 2002 as a result of the shift in product mix to higher margin luxury goods and fine jewelry.

Fulfillment. Fulfillment expenses in 2003 increased 41.5% to $2.6 million from $1.8 million in 2002. The increase in 2003 was primarily due to a 78.7% increase in the number of orders and an increase in shipping costs and credit card fees. As a percentage of net sales, fulfillment expenses in 2003 decreased to 6.2% compared to 6.6% in 2002 primarily due to a decrease in outbound freight costs.

Marketing. Marketing expenses in 2003 increased 70.2% to $3.7 million in 2003 from $2.2 million in 2002 due to an increase in online advertising costs. As a percentage of net sales, marketing expenses in 2003 increased to 8.9% compared to 7.9% in 2002. The increase in our marketing costs is associated with our re-launch of the www.ashford.com website and the growth of our affiliate marketing program.

General and Administrative. General and administrative expenses in 2003 increased 17.5% to $8.5 million from $7.2 million in 2002. The increase was primarily due to higher payroll and benefit costs from the additional personnel needed to accommodate our higher sales volume. As a percentage of net sales, general and administrative expenses in 2003 decreased to 20.3% compared to 26.2% in 2002.

Stock-based Compensation. Stock-based compensation in 2003 decreased 94.9% to $2,000 from $39,000 in 2002 as a result of the deferred stock-based compensation expense becoming fully amortized.

Depreciation and Amortization. Depreciation and amortization expense in 2003 increased 19.6% to $3.0 million from $2.5 million in 2002 as a result of $1.8 million of amortization of marketing-related intangibles arising from the December 2002 purchase of the www.ashford.com domain name and related assets, offset by a reduction in amortization of approximately $392,000 associated with the fully amortized balance of the www.diamond.com domain name and the 1-888-Diamond affinity phone number. Additionally, depreciation expense was reduced by approximately $759,000 related to assets that became fully amortized in 2002.

Interest Expense, Net. Interest expense, net in 2003 increased by $1.1 million from 2002 as a result of interest incurred under a note payable issued in December 2002 and the amortization of discounts on notes payable to stockholders.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net Sales. Net sales in 2002 increased 13.7% to $27.5 million from $24.2 million in 2001. Approximately $2.2 million of this increase resulted from higher sales of brand name watches, which were primarily sold through www.worldofwatches.com. The balance of the increase is through higher sales of diamonds and fine jewelry through www.diamond.com.

Number of orders in 2002 increased 17.9% to 65,157 from 55,263 in 2001. However, our average order value in 2002 decreased 5.4% to $471 from $498 in 2001. This increase in orders and decrease in average order value was due to an increase in the sales of watches which have lower average prices than diamonds and fine jewelry.

Gross Profit. Gross profit in 2002 increased 31.6% to $7.6 million from $5.8 million in 2001 primarily due to increases in sales volume on www.diamond.com and www.worldofwatches.com. Our gross profit as a percentage of net sales in 2002 increased to 27.6% of net sales as compared to 23.8% in 2001. The increase in gross margin resulted from lower acquisition costs of brand name watches and fine jewelry.

Fulfillment. Fulfillment expenses in 2002 increased 58.4% to $1.8 million from $1.2 million in 2001 due to an increase in the number of orders. Our fulfillment expenses as a percentage of net sales in 2002 increased to 6.6% as compared to 4.8% in 2001 primarily due to an increase in per unit shipping costs related to service upgrades and a decline in average order values in 2002.

Marketing. Marketing expenses in 2002 decreased 49.0% to $2.2 million from $4.3 million in 2001. As a percentage of net sales, marketing expenses decreased to 7.9% in 2002 as compared to 17.6% in 2001. This decrease both in absolute dollars and as a percentage of net sales was primarily due to substantially lower pricing for online advertising as well as a decrease in our offline advertising expenditures.

General and Administrative. General and administrative expenses in 2002 decreased 25.9% to $7.2 million from $9.7 million in 2001. As a percentage of net sales, general and administrative expenses in 2002 decreased to 26.2% compared to 40.1% in 2001. This decrease both in absolute dollars and as a percentage of net sales was primarily due to lower payroll and benefit costs resulting from a significant decrease in the number of our employees.

Stock-based Compensation. Stock-based compensation in 2002 decreased 4.9% to $39,000 from $41,000 in 2001 as a result of the amortization of deferred stock-based compensation expense.

Depreciation and Amortization. Depreciation and amortization expense in 2002 decreased 46.8% to $2.5 million from $4.8 million in 2001 primarily due to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which required that we cease the amortization of goodwill.

Termination Expense. In 2001, we incurred a $2.3 million non-recurring, non-cash expense representing the estimated fair value of the shares we issued in connection with the termination of proposed joint ventures in Europe.

Interest Income (Expense), Net. There was a nominal amount of interest income in 2002 compared to interest income of $347,000 in 2001. The interest income in 2001 was due to interest earned on cash derived from the private placement of securities in late 2000.

     Quarterly Operations Data

The following tables set forth quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2004, including amounts expressed as a percentage of net sales. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair presentation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

Our net sales are highly seasonal, with increased sales around the major gift-giving holidays. A large percentage of our net sales is generated during the December holiday season and to a lesser extent in February and May due to Valentine’s Day and Mother’s Day. During the fourth quarter, our fulfillment costs typically increase as a percentage of net sales primarily as a result of shipping upgrades. Our general and administrative expenses are also seasonal as we increase our staffing in anticipation of increased sales activity. The growth of our net sales over the periods presented may obscure the seasonality of our overall results and cause quarter to quarter and year to year comparisons of our operating results to not be meaningful.

	Three Months Ended

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands)
	(unaudited)
Net sales	$6,077	$4,856	$10,843	$7,612	$8,645	$7,661	$17,776	$10,444
Cost of sales	4,376	3,504	7,849	5,528	6,350	5,618	12,449	7,376

Gross profit	1,701	1,352	2,994	2,084	2,295	2,043	5,327	3,068

Operating expenses:
Fulfillment	324	277	898	389	525	345	1,330	669
Marketing	324	438	1,025	695	642	547	1,825	1,113
General and administrative	1,513	1,599	2,359	1,827	1,794	1,885	2,955	1,978
Stock-based compensation	10	10	10	1	1	—	—	4,689
Depreciation and amortization	521	432	842	667	695	694	968	749

Total operating expenses	2,692	2,756	5,134	3,579	3,657	3,471	7,078	9,198

Loss from operations	(991)	(1,404)	(2,140)	(1,495)	(1,362)	(1,428)	(1,751)	(6,130)
Interest income (expense), net	22	19	(73)	(152)	(107)	(109)	(739)	(253)

Net loss	$(968)	$(1,385)	$(2,213)	$(1,647)	$(1,469)	$(1,537)	$(2,490)	$(6,383)

	Three Months Ended

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2002	2002	2003	2003	2003	2003	2004

	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.0	72.2	72.4	72.6	73.5	73.3	70.0	70.6

Gross profit	28.0	27.8	27.6	27.4	26.5	26.7	30.0	29.4

Operating expenses:
Fulfillment	5.3	5.7	8.3	5.1	6.1	4.5	7.5	6.4
Marketing	5.3	9.0	9.5	9.1	7.4	7.1	10.3	10.7
General and administrative	24.9	32.9	21.8	24.0	20.8	24.6	16.6	18.9
Stock-based compensation	0.2	0.2	0.1	0.0	0.0	0.0	0.0	44.9
Depreciation and amortization	8.6	8.9	7.8	8.8	8.0	9.1	5.5	7.2

Total operating expenses	44.3	56.7	47.3	47.0	42.3	45.3	39.8	88.1

Loss from operations	(16.3)	(28.9)	(19.7)	(19.6)	(15.7)	(18.6)	(9.9)	(58.7)
Interest income (expense), net	0.4	0.4	(0.7)	(2.0)	(1.2)	(1.4)	(4.2)	(2.4)

Net loss	(15.9)%	(28.5)%	(20.4)%	(21.6)%	(17.0)%	(20.1)%	(14.0)%	(61.1)%

Liquidity and Capital Resources

We have funded our operations primarily through private placements of securities and most recently with borrowings under our bank credit facility.

     Discussion of Cash Flows

As of March 31, 2004, we had $1.2 million of cash and cash equivalents compared to $5.8 million of cash and cash equivalents as of December 31, 2003. Until required for other purposes, our cash and cash equivalents are maintained in deposit accounts or highly liquid investments with original maturities of 90 days or less at the time of purchase.

Net cash used in operating activities for the three months ended March 31, 2004 increased 98.5% to $5.5 million from $2.8 million for the three months ended March 31, 2003. The increase in net cash used in operating activities was primarily due to a decrease in accounts payable and accrued liabilities. Net cash provided by operating activities in 2003 was $1.0 million, a change of $3.9 million from the net cash used in operating activities of $2.9 million in 2002. This improvement was due to a significant increase in accounts payable partially offset by increases in inventory levels as a result of our increase in product offerings on www.ashford.com. Net cash used in operating activities in 2002 decreased 50% to $2.9 million from $5.8 million in 2002. This decrease was primarily due to a decreased net loss and decreases in inventories, prepaid expenses and other current assets.

Net cash used in investing activities in the three months ended March 31, 2004 was $300,000 compared to $293,000 in the three months ended March 31, 2003. Net cash used in investing activities in 2003 increased $1.0 million to $1.7 million from $723,000 in 2002. This increase was primarily attributable to expenditures for computer and related equipment. Net cash used in investing activities in 2002 decreased approximately $300,000 to $723,000 from $1.0 million in 2001. Since our inception our investing activities have consisted primarily of purchases of fixed assets and capital expenditures for our technology systems and software development.

Net cash provided by financing activities in the three months ended March 31, 2004 was $1.3 million, a change of $1.1 million from the $225,000 of net cash used in financing activities during the three months ended March 31, 2003. This change was the result of $1.5 million borrowed under our bank credit facility. Net cash used in financing activities in 2003 was $400,000 compared to $2.0 million of net cash provided in financing activities in 2003. This change was the result of cash used to make principal payments on stockholder notes offset by proceeds received from the issuance of convertible preferred stock and warrants. Cash provided by financing activities in 2002 was $2.0 million compared to $0 in 2001 as a result of proceeds received from the sale of stockholder notes.

In March 2004, we entered into a $3.0 million bank credit facility with a Florida-based commercial bank. Our repayment obligations under the bank credit facility are guaranteed, jointly and severally, by Alan Lipton, our President and Chief Executive Officer, and several other stockholders. The outstanding indebtedness under the bank credit facility accrues interest at a variable rate based on the lender’s base rate, which is currently 4% per annum. We are obligated to pay to the lender interest only on a monthly basis. The principal amount and any accrued and unpaid interest is due in March 2005.

If and to the extent that our net income before income taxes, interest income and expense, depreciation expense, amortization expense, and other non-cash expenses is positive during 2004, 2005, 2006 or 2007, we will be obligated to make a payment to GSI Commerce, Inc., the entity from which we purchased the www.ashford.com domain name in December 2002, equal to 10% of such amount for such year, up to a maximum aggregate amount of $2.0 million for each of 2004, 2005, 2006 and 2007. To the extent that we are required to make any such payments, our cash flow will be reduced correspondingly.

     Liquidity Sources

Our principal sources of short-term liquidity as of March 31, 2004 consisted of (1) $1.2 million in cash and cash equivalents; (2) our bank credit facility, of which $1.5 million was available as of March 31, 2004; and (3) cash generated from operations. Subsequent to March 31, 2004, we received $2.8 million from the sale of shares of convertible preferred stock in April and June 2004. In addition, we are currently negotiating with a financial institution for a secured credit facility to be used for working capital. Under the proposed credit facility, we would be able to borrow up to either $7.0 million or $12.0 million depending on the time of year and subject to our inventory levels. One of our stockholders has agreed to guarantee our repayment obligation under the proposed credit facility. There can be no assurance that we will be able to obtain such additional financing or that, if obtained, such financing would be on terms favorable to us. In the event the proposed credit facility is not consummated, the referenced stockholder has agreed to provide us, if necessary, up to $7.0 million of equity financing, or if unable to consummate an equity financing, debt financing of up to $7.0 million.

We believe that our sources of cash discussed above, exclusive of the net proceeds to us from this offering, will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months. Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

     Contractual Obligations

Future payments due under contractual obligations as of December 31, 2003 are listed below:

	Payments Due by Period

		Less than
	Total	1 Year	1-3 Years	3-5 Years

	(in thousands)
Long term debt obligations	$5,600	$2,900	$2,700	—
Operating lease obligations	566	300	266	—

Total	$6,166	$3,200	$2,966	$—

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At March 31, 2004, we had $1.5 million outstanding under our bank credit facility which bears interest at a variable rate based on the lender’s base rate. However, the amount of outstanding debt at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest rates would have a material effect on our results of operations or financial condition. Although we derive substantially all of our revenues from sales within the United States, we purchase a substantial portion of our inventory in United States dollar denominated transactions from vendors outside of the United States or from United States-based vendors who obtain products outside of the United States. A decline in the relative value of the United States dollar to other foreign currencies may result in our increasing the sales prices of our product offerings. Increases in prices could have a material adverse effect on the demand for our products, gross margins or both.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for sales returns, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included in this prospectus, we believe the policies discussed below are the most critical to understanding our financial position and results of operations.

Revenue Recognition

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable and (4) collectibility is reasonably assured.

Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are delivered and title passes to customers. We require payment before shipping products, so we estimate receipt of delivery by our customers based on shipping time data provided by our carriers. Retail items sold to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon delivery to the customer. Return allowances, which reduce product revenue by our best estimate of expected product returns, are estimated using historical experience.

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors or liquidations, and expected recoverable values of each disposition category. Based on this evaluation, we record a valuation write-down, when needed, to adjust the carrying amount of our inventories to lower of cost or market value.

Goodwill and Other Long-Lived Assets

Our long-lived assets include goodwill and other intangible assets. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) requires that goodwill be tested for impairment on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires significant judgment to estimate the fair value, including estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value.

We performed annual assessments of goodwill in 2002 and 2003, and concluded that there were no impairments.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), requires that we record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when we determine that the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of intangibles or long-lived assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We have recorded a full valuation allowance against our deferred tax assets since we have determined that it is more likely than not that we may not be able to realize our deferred tax asset in the future.

Stock-Based Compensation

We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We amortize stock-based compensation using the straight-line method over the vesting period of the related options, which is generally four years.

We have recorded deferred stock-based compensation representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon several factors, including independent third party valuations. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation would have been reported.

Pro forma information regarding net loss and net loss per share is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition Disclosure. This information is contained in Notes 2 and 12 to our consolidated financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The adoption of FIN 45 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which addresses consolidation of variable interest entities by business enterprises that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the enterprise will hold a significant variable interest, or will have significant involvement. FIN 46 is effective as of the first interim period beginning after June 15, 2003. However, an October 2003 FASB Staff Position deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 and non-registered investment companies. We have no interests in variable interest entities and the adoption of FIN 46 did not have an impact on our results of operations or the financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a significant impact on our consolidated financial statements.

BUSINESS

Overview

Odimo is a leading online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We operate three websites, www.diamond.com, www.ashford.com and www.worldofwatches.com, and seek to create long-term relationships by offering a broad selection of appealing merchandise. Our websites collectively showcase over 2,000 watch styles from brands such as Tag Heuer, Omega and Movado; a large assortment of luxury goods, such as designer handbags and fashion accessories, fragrances and sunglasses, from brands such as Prada, Gucci and Fendi; more than 25,000 independently certified diamonds; and a wide range of precious and semi-precious jewelry. We sell brand name goods at discounts to suggested retail prices, and diamonds and fine jewelry at competitive prices.

We purchase the majority of our brand name watches and luxury goods through distribution channels outside the control of brand owners. These alternative distribution channels, generally referred to as the parallel market, often develop as a result of differences in the price or supply of products in different parts of the world. As a result, we are able to acquire genuine, current season merchandise in the parallel market at lower prices than we could through brand owners’ authorized distribution channels. In addition, because we are not constrained by the pricing guidelines that brand owners often place on authorized retail vendors, we discount these items to consumers while maintaining favorable margins. Our senior management team has worked together for over 10 years and has extensive experience in the retailing of luxury goods purchased in the parallel market.

Our diamond supply model is designed to both eliminate several layers of supply chain intermediaries and to capitalize on our close industry relationships. We purchase the majority of our most popular styles and sizes of diamonds from The Steinmetz Diamond Group, a group of companies which are affiliated with several of our principal stockholders. Steinmetz, a leading direct customer of De Beers S.A., provides us diamonds at cash market prices, but permits us to defer payment for an extended period of time which substantially reduces our working capital needs. Cash market prices are prices generally available only to Steinmetz’s largest customers. In addition, Steinmetz allows us to return unsold goods which reduces our inventory risk. By carrying our best selling diamonds in inventory, we are able to provide our customers guaranteed availability and expedited delivery. Our websites also offer, in a manner similar to other online retailers, a selection of diamonds owned by third party suppliers that we purchase after we receive a customer order.

We provide our customers with informative websites that are convenient and easy-to-navigate. Our websites feature informational resources such as a “Learning Center” and a “Glossary of Watch Terms” that provide detailed product information. These efforts are supplemented with a call center staffed by trained personnel who provide product support as well as information on payment options and shipping alternatives. We feature diamonds that are graded and certified by the Gemological Institute of America (GIA), the world’s preeminent diamond grading organization. We offer GIA certificates online for customers to review before a purchase decision is made. Customers can shop 24 hours a day, seven days a week on our websites and can use interactive search functions to find desired products quickly. We offer convenient return policies and procedures for our products and an in-house service center for our watches and fine jewelry.

We operate the following three websites:

•	www.diamond.com features independently certified diamonds, fine jewelry and brand name watches, and accounted for approximately 39% of our net sales for the year ended December 31, 2003.

•	www.ashford.com features brand name luxury products, including watches, fine jewelry, designer handbags and accessories, home accents, fragrances, sunglasses and fine writing instruments, and accounted for approximately 35% of our net sales for the year ended December 31, 2003.

•	www.worldofwatches.com features a large selection of brand name watches, and accounted for approximately 26% of our net sales for the year ended December 31, 2003.

Industry Overview

     Growth of the Internet and Online Commerce

Internet usage and online commerce continue to grow worldwide. According to U.S. eCommerce Overview: 2003 to 2008, Forrester Research, Inc., online purchases by U.S. consumers are expected to grow from $114 billion in 2003 to approximately $230 billion by 2008. This increase can be attributed to factors such as a growing awareness of the convenience of online shopping, an expanded range of products available online, improvements in security and electronic payment technology and increased access to broadband Internet connections which facilitate online shopping.

In addition to the benefits available to consumers, online commerce also offers a significant number of advantages to retailers. Managing and maintaining an online retailing website is generally less costly than operating multiple physical storefronts. Online retailers can efficiently market to a large and geographically diverse customer base while fulfilling sales from a single centralized location. Online retailers can also quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. Online retailers can more easily compile demographic and behavioral data about their customers that increase opportunities for direct marketing and personalized services. These benefits must be evaluated against a number of challenges such as drawing visitors to websites and converting them to customers, the inability for customers to physically inspect, try on or use the offered product and concerns about security and privacy.

     The Luxury Goods Market — Size

We focus on the retail sale of jewelry and watches, a market that the U.S. Department of Commerce, estimated at approximately $54.0 billion in 2003. The Jewelers of America 2003 Cost of Doing Business Survey estimated that the diamond and diamond jewelry market represented approximately 47% of retail jewelry sales and according to MarketLooks, the domestic watch and clock market represents $7.6 billion in retail sales annually. We also feature luxury goods such as designer handbags and fashion accessories, fragrances and sunglasses. We believe this market, like the jewelry and watch market, benefits from consumers’ growing aspiration for brand name goods and fashion trends that encourage the ownership of multiple pieces of jewelry, watches and other luxury goods. A small but growing part of our business is focused on home accents and domestic furnishings, a market benefiting from historically high levels of home ownership.

Forrester Research estimates that $2.0 billion of jewelry and luxury goods were sold online in 2003. In addition to competitive prices, online retailers offer consumers convenience and facilitate comparison-shopping. For example, according to Feedback Research, for Mother’s Day, over 50% of U.S. consumers use the web to buy or research gifts, of which 12% buy jewelry online. Forrester Research projects that the online jewelry and luxury market will grow to $6.0 billion in 2008, representing a 25% compound annual growth rate from 2003.

     The Luxury Goods Market — Distribution Channels

Brand name watches and luxury goods generally command a premium based on brand prestige, as well as product style and quality. To develop and maintain a brand, owners often invest significant resources in the design, production, packaging and marketing of their products. In addition, some brand owners seek to control the distribution of their products. In many cases, only a limited number of retailers, often in prime locations, are authorized to sell a brand owner’s products. These retailers purchase brand name goods either directly from the brand owners or from their authorized distributors. In order to acquire such goods, a retailer often commits to the brand owner’s marketing and pricing guidelines and agrees to purchase a brand’s full product line.

Retailers may also acquire authentic, brand name watches and other luxury goods from sources outside of a brand owner’s authorized distribution channels. These alternative channels which we refer to as the parallel market, can develop as a result of differences in the price or supply of products in different parts of the world. In these circumstances, products originally intended by a brand owner to be sold in a foreign country are imported into the United States and resold in the parallel market. Parallel markets may also develop when brand owners fail to prohibit their authorized distributors in the United States from selling to unauthorized retailers. Parallel markets offer a number of advantages, including lower product costs and greater flexibility in pricing below suggested retail prices. Parallel market goods, however, may be difficult to acquire, as relationships with suppliers are usually informal and not easy to establish and there are legal, legislative, regulatory and customs risks associated with such goods, which are outlined in “Risk Factors” above.

     The Luxury Goods Market — Diamonds and Fine Jewelry

The diamond and fine jewelry supply chain is complex and involves multiple intermediaries, including diamond miners, rough diamond dealers, diamond cutters, diamond wholesalers, jewelry manufacturers, jewelry wholesalers and jewelry retailers.

A small number of diamond mining companies dominate worldwide production. It is estimated that De Beers S.A., the world’s largest diamond mining company, provides approximately 60% of the world’s diamond mining output. De Beers S.A. and other mining companies, generally sell uncut, rough diamond stones to a limited network of rough diamond dealers with whom they maintain relationships. These dealers either cut the rough stones themselves to produce diamonds or sell them to diamond cutters. Once cut, the diamonds are typically sold to wholesalers and jewelry manufacturers.

After passing through one or more wholesalers or distributors, diamonds and fine jewelry are sold to consumers through a variety of jewelry retailers. The United States diamond and jewelry retail market consists primarily of small, independent stores, regional competitors and a limited number of national retail chains, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers. According to 1997 United States Census Bureau statistics, there were over 28,000 jewelry stores in the United States and 95% of all retailers operated a single store. As a result of the multiple intermediaries required to support this fragmented group of retailers, significant costs are incurred and passed on to the end consumer.

Independently prepared diamond certificates have become increasingly relied upon by buyers as a means of assessing diamond quality. These certificates describe a diamond’s characteristics against highly standardized criteria, such as the four C’s (cut, clarity, color and carat weight), as well as imperfections, polish and symmetry. While there are several different, independent organizations that provide diamond grading certifications, the Gemological Institute of America (GIA), a non-profit organization, is widely-recognized as a leader in diamond grading, gem identification and research.

Challenges Facing Traditional Retailers

We believe that store-based retailers of brand name watches, luxury goods, high quality diamonds and fine jewelry face a number of challenges in providing a satisfactory shopping experience:

•	Limited Product Selection. Shelf space limitations and inventory carrying costs restrict the variety of goods carried by any single store. Consumers often find it challenging to locate a desired product.

•	High Retail Prices. The high cost structure of operating stores, a result of factors such as rent, labor, taxes, and other store operating costs, often require traditional retailers to sell goods at a significant markup to wholesale prices.

•	Uncertainty Regarding Quality and Value. Many traditional jewelers do not provide independent certification of their diamonds. As a result, their customers are often uncertain of the quality and, therefore, the fairness of prices for diamonds and fine jewelry.

•	Inability to Easily Compare Prices. Shopping in traditional retail locations is often inconvenient due to limited business hours and the time involved in traveling to multiple locations to compare prices.

•	Inadequate Customer Education. Buying a diamond or a luxury good such as a watch is often a major purchase requiring significant research and education. In many cases, sales personnel at traditional retail stores do not have the training or expertise required to provide customers with adequate information regarding a product’s attributes.

•	Uncomfortable Environment. Commission-based sales personnel can make customers of traditional retailers feel pressured to make a purchase decision.

Our Value Proposition

We believe that consumers will increasingly use the Internet to purchase brand name watches, luxury goods, high quality diamonds and fine jewelry given the variety of products, competitive prices, wealth of product information and convenience available online. Through our three websites, we believe that we offer compelling value to a broad range of customers by providing:

Broad Product Selection. Our websites collectively showcase over 2,000 watch styles from brands such as Tag Heuer, Omega and Movado, a broad assortment of luxury goods from brands such as Prada, Gucci and Fendi, more than 25,000 independently certified diamonds and a wide range of precious and semi-precious jewelry. We are able to provide this broad product selection because we are not subject to physical shelf space constraints or the cost of carrying physical inventory at multiple store locations.

Current Season Merchandise. Substantially all of the products we offer are current season, in contrast to many other online retailers that primarily offer closeout merchandise. We generate sales and promote customer loyalty by continually evaluating fashion trends and updating our product offerings.

Attractive Prices. We offer substantially all of our brand name watches and other luxury goods below traditional retail prices since we buy goods in the parallel market on favorable terms and we believe we are not restricted by vendor price guidelines. Our relationship with The Steinmetz Diamond Group allows us to purchase diamonds at cash market prices which are prices generally available only to its largest customers. Our relationship with Steinmetz also enables us to avoid markups imposed by layers of intermediaries ordinarily found in the supply chain. As a result, we are able to sell diamonds at competitive prices.

Product Quality Assurance. We promote customer confidence by featuring brand name watches and luxury goods. We offer warranties on the watches we sell that are in many cases of a longer duration than manufacturer warranties and feature independent grading certificates on all diamonds that we sell that enable our customers to objectively compare the quality and value of our diamonds.

Positive Shopping Experience. Our easy-to-navigate websites display our products 24 hours a day, seven days a week and allow our customers to complete their purchases in a timely manner. Our websites provide our customers with clear and detailed information about our products. For example, our websites provide customers the ability to select a diamond by carat, clarity, color, cut or price, and to view it in a variety of mountings and settings through our “Design Your Ring” feature. We display our most popular rings in our recently launched “Engagement Ring Showcase.” Our sales support staff is trained to answer a broad range of questions regarding product styles, features and technical specifications, as well as to provide product recommendations.

Prompt Fulfillment and Superior Customer Service. We maintain an inventory of our most popular styles and sizes of diamonds and almost all of our branded luxury goods, enabling us to ensure prompt order fulfillment and delivery to our customers. Our customer service representatives are available during extended business hours and are trained to track and document customer inquiries and feedback, allowing us to improve the overall quality of our products and service. We have a 15- or 30-day return policy on most of our products, and offer free shipping and gift-wrapping. We also, through a non-recourse program managed by a third party, offer customers various deferred payment options.

Our Growth Strategy

Our objective is to offer a broad selection of appealing merchandise at compelling prices and to expand our customer base and promote repeat purchases while maintaining an efficient cost structure. Key components of this strategy include:

Attract New Customers. We intend to increase our customer base by maintaining and expanding strategic relationships with Internet portals and search engines such as MSN, Google, Yahoo/ Overture and AOL. We plan to increase our online advertising expenditures with these companies and other online portals, websites and search engines. We will continue to utilize website promotions, affiliate programs and targeted email and registration campaigns to convert visitors into customers. We also intend to become a third party merchant for other online retailers such as Amazon.com.

Create Lifetime Customers. We strive to create long-term relationships with our customers. We believe that our broad assortment of luxury goods encourages customers to return to our websites to make repeat purchases. For example, a customer that purchases an engagement ring from us may return to purchase gifts for other occasions such as Valentine’s Day, Mother’s Day and Christmas. We seek to capitalize on these customer relationships by utilizing new programs such as “wish lists” and personalized e-mail campaigns.

Expand Diamond and Diamond Jewelry Sales. We intend to increase our sales of diamonds and diamond jewelry. In March 2004, we entered into an agreement with The Steinmetz Diamond Group through its affiliate SDG Marketing, Inc., which enables us to purchase a broader selection of diamonds at favorable prices. We also expect to purchase additional diamond jewelry from The Steinmetz Diamond Group’s new manufacturing facility in India starting in the latter part of 2004. We plan to capitalize on our relationship with Steinmetz and other diamond dealers by increasing our online marketing expenditures to attract new customers for our diamonds and diamond jewelry.

Reduce Inventory Exposure. We intend to continue to minimize the inventory risk associated with our diamond business by sourcing our most popular styles from Steinmetz. Also, in a manner similar to other online retailers, we offer diamonds owned by third party suppliers that we purchase only after we have received an order.

Pursue Operating Efficiencies. We will seek to improve our operating efficiencies and increase our margins as we grow our business. We continue to refine our online business model by increasing the effectiveness of our marketing programs and by leveraging our relatively fixed cost technology and fulfillment infrastructure. We will also continue to pursue advantageous inventory strategies, which will keep our shipping costs and delivery times low while maintaining a broad selection of available products.

Build the Ashford® Brand. We recently launched a line of Ashford branded products that will feature products such as Swiss made watches and stylish handbags and accessories. Our product strategy is to offer goods that are lower in price but comparable in style and quality to the other brand name luxury products that we sell. We believe that the high brand awareness of the Ashford name and our ability to outsource the manufacture of these products will allow us to generate attractive margins on these products.

History

We were founded in 1998 by Neeraj (Roger) Gupta, Sachin Gupta and the Gupta family and incorporated under the name of “diamonddepot.com.” In November 1999, Alan Lipton, Philippe Laub and Beny Steinmetz acquired control of the company. In April 2000, we purchased the www.diamond.com domain name and began operating it as a separate website. In May 2000, we acquired worldofwatches.com, an online retailer of brand name watches, and began operating the www.worldofwatches.com website. In December 2002, we acquired the www.ashford.com domain name and re-launched the website in January 2003 with expanded product offerings, including handbags and other accessories, home accents, sunglasses, fine writing instruments and fragrances. In addition, we operate but do not actively promote two other websites, www.diamonddepot.com and www.1-888-watches.com.

Mr. Lipton previously founded and was the President of Jan Bell Marketing, Inc., a public company which was one of the first operators of jewelry departments in warehouse clubs such as Sam’s Club and Price Club. The Steinmetz Diamond Group and Mr. Laub are prominent diamond dealers.

Our Websites

Our websites offer the convenience and flexibility of being able to shop for brand name watches and luxury goods, diamonds and fine jewelry 24 hours a day, seven days a week. Our websites provide a secure, informative and enjoyable shopping experience in an easy-to-use online format. Each website has an interactive search capability that allows our customers to search for products by different criteria, obtain product information and recommendations and participate in promotions and discounts.

www.diamond.com

www.diamond.com is a leading online retailer of independently certified diamonds, precious and semi-precious jewelry and brand name watches. Although engagement diamonds and settings have historically been the website’s primary focus, www.diamond.com provides jewelry for all occasions. We promote customer education regarding key aspects of buying diamonds through a “Learning Center” and other user-friendly interactive areas. On www.diamond.com, customers can search for independently certified diamonds using criteria such as carat, clarity, color and cut, and can use the “Design Your Ring” feature to customize their purchase. We recently launched our “Engagement Ring Showcase” which illustrates some of our diamonds in a variety of our most popular mountings and settings. During the year ended December 31, 2003, net sales of products offered on www.diamond.com comprised approximately 39% of our total net sales.

www.ashford.com

www.ashford.com provides a comprehensive online selection of brand name luxury goods, including watches, jewelry, designer handbags and accessories, home accents, fragrances, sunglasses and fine writing instruments. Brands featured on our website include Prada, Gucci, and Fendi. We will also offer our Ashford® branded products exclusively on www.ashford.com. Our initial line of Ashford branded products will include fine watches, handbags and accessories. These products will be consistent in style and quality with our other brand name luxury product offerings, but at lower prices. For example, our distinctively designed Ashford branded watches will be manufactured in Switzerland with Swiss movements and parts and will be delivered to customers in attractive packaging emphasizing the Ashford brand. We anticipate that sales of our Ashford branded products will generate higher margins than many of the other luxury products we offer on our websites. During the year ended December 31, 2003, net sales of products offered on www.ashford.com comprised approximately 35% of our total net sales.

www.worldofwatches.com

www.worldofwatches.com sells designer brand name watches such as Tag Heuer, Omega and Movado. This website provides detailed product information regarding automatic and quartz movements, water and scratch resistance, shock proofing, strap and case materials, warranties and maintenance. During the year ended December 31, 2003, net sales of products offered on www.worldofwatches.com comprised approximately 26% of our total net sales.

Supplier Relationships

     Brand Name Watches and Other Luxury Goods

We acquire the majority of our brand name watches and luxury goods through distribution channels outside the control of brand owners. These alternative distribution channels, also referred to as the parallel markets, often develop as a result of differences in the price or supply of products in different parts of the world. In these circumstances, products originally intended by a brand owner to be sold in a foreign country are imported into the United States and resold in the parallel market. Parallel markets may also develop when brand owners fail to prohibit their authorized distributors in the United States from selling to unauthorized dealers and other retailers.

Our access to the parallel markets enables us to acquire genuine, current season merchandise at lower costs than possible through a brand owners’ authorized distribution channels. Because we believe we are not constrained by the pricing guidelines that brand owners often place on authorized vendors, we can offer products below suggested retail prices while maintaining attractive margins. Although we are exposed to some risks in buying through the parallel market, we believe that our parallel market purchases are in compliance with existing legal and regulatory requirements, and we implement procedures to confirm the authenticity of the goods we purchase. We also acquire a limited number of watches and other luxury goods directly from brand owners and their authorized distributors.

     Diamonds and Fine Jewelry

Our diamond sourcing model capitalizes on our close industry relationships to avoid several layers of supply chain intermediaries. We purchase many of our most popular styles and sizes of diamonds from SDG Marketing Inc., an affiliate of The Steinmetz Diamond Group. The Steinmetz Diamond Group is a group of companies which is affiliated with several of our principal stockholders and a leading direct purchaser from De Beers S.A. SDG provides us with high quality diamonds at prices generally available to only its largest customers with extended payment terms and the ability to return unsold goods before payment becomes due. This return policy substantially reduces our inventory risk and carrying costs. We also have an arrangement with Philippe Diamond Corp. to purchase diamonds on favorable terms and conditions. By carrying our best selling diamonds in inventory, we can offer guaranteed availability and expedited delivery. As demonstrated in the chart below, these relationships enable us to bypass multiple layers of intermediaries.

In addition to our diamond inventory, like other online retailers, we have access to additional diamonds that we purchase from third party suppliers only after we receive a customer order. This allows us to offer a broader selection of diamonds and diamond jewelry without incurring the carrying costs and risks of holding them in our inventory. These third party suppliers generally ship the diamond or diamond jewelry to us in one or two days and we then deliver the products to our customers through our normal fulfillment process.

We currently acquire our fine jewelry directly from manufacturers on a worldwide basis. We identify manufacturers with high value products by capitalizing on our management’s extensive experience in jewelry retailing. The Steinmetz Diamond Group is currently in the process of establishing a manufacturing facility in India that will produce an assortment of diamond jewelry. We expect to purchase high quality diamond jewelry on a favorable basis from The Steinmetz Diamond Group, starting in late 2004, when this facility becomes fully operational.

Marketing

Our marketing strategy is designed to generate consumer traffic by increasing awareness of our websites. We seek to acquire customers efficiently, build upon our customer base and increase repeat purchases. All three of our websites have seen substantial growth in customers, registered users and visitors. According to Hitwise Media Reports 2003, www.ashford.com and www.diamond.com were ranked as the number 58 and 106 shopping sites, respectively, in terms of monthly traffic and reach.

The profile of our customer base on each of our websites is different. www.ashford.com appeals to the luxury goods consumer and has a higher concentration of customers who are women over the age of 35. www.diamond.com appeals to the diamond and fine jewelry consumer and has a higher concentration of customers who are men over the age of 30. www.worldofwatches.com appeals to a younger customer base.

Our marketing and advertising efforts consist primarily of the following initiatives:

•	Portal and Targeted Website Advertising. We utilize banner advertisements and purchase selected keywords on search engines and product data feeds on websites with high traffic volumes. We currently maintain strategic advertising relationships with, among others, MSN, Google, Yahoo/Overture and AOL. We intend to enter into an agreement for www.diamond.com to become a third party merchant on Amazon.com.

•	Affiliate Program. We attract customers by participating in affiliate programs such as BeFree that extend the reach of our websites and draw customers from a variety of other websites. By joining our affiliate program, website publishers earn volume-based commissions by directing customers to our websites. Currently, we have over 5,000 affiliate websites enrolled that actively promote our websites.

•	Direct Marketing. We utilize an electronic direct marketing program to encourage repeat purchases, customer retention, prospect activation and referral business. This program is expected to increase substantially in the latter part of 2004 due to expanded functionality and a wider range of personalized offers. We utilize permission-based e-mail marketing to visitors who indicate a desire to continue to receive product recommendations and promotional discounts. We also utilize referral incentives, financing options, wish lists, birthday/anniversary event marketing and other similar programs.

Customer Service and Sales Support

An important element of our sales strategy is to provide a high level of customer service and sales support. Our highly trained sales support staff provide detailed product information and guidance, which, together with the informative and educational aspects of our websites, promote customer confidence in their purchase decisions.

We have a customer service and sales support center staffed by, depending on the time of year, approximately 50 to 100 representatives. This center utilizes automated email and phone systems to route traffic to our customer service and sales support representatives to provide personalized assistance. This center operates seven days a week during extended business hours. Each customer service representative completes a four to six-week training program that covers best practices to provide real time assistance in purchasing brand name watches, luxury goods, diamonds and fine jewelry as well as payment alternatives and shipping services. Our customer service representatives are also trained to track and document customer inquiries and feedback, allowing us to improve the overall quality of our products and service. We contact customers to measure customer satisfaction, and periodically utilize third parties to monitor the performance of our customer service and sales support representatives.

We have a 30-day return policy on all of our brand name watches, diamonds and fine jewelry, and a 15-day return policy on all other merchandise. Most of the brand name watches that we offer do not include serial numbers, which invalidates the manufacturer’s warranty. To address potential consumer concerns, we offer our own warranty, which in many cases is of a longer duration than the manufacturer’s warranty. We also provide our watch customers with repair and battery replacement services. For our diamond customers, we provide independent certifications primarily from the Gemological Institute of America. On our websites, we prominently display all our warranties, guarantees and policies relating to security, shipping, refunds, exchanges and special orders.

Fulfillment Operations

Our goal is to fulfill orders timely, securely and accurately. When an order is received and accepted, the merchandise is sent to assembly for packaging. In the case of selected jewelry orders, our on-site personnel perform setting and sizing. We inspect and track each product at all stages of the receiving and order fulfillment process. Customer orders are typically delivered within one to three business days, depending on the shipping method and the extent of customization required.

We ship nearly all products via nationally recognized carriers. All shipments of products for which the cost of goods shipped is over $150 are shipped at no cost to the customer and are fully insured by a third party in case of loss or theft. We assume the risk of loss or theft on shipments of products for which the cost of goods shipped is less than $100.

Our fulfillment center in Sunrise, Florida has security controls and restricted access and has been designed for the prompt receipt, storage and shipment of our products.

Technology and Systems

We have established site management, customer interaction and distribution services and systems to process customer orders and payments. These services and systems use a combination of proprietary and commercially available licensed technologies. These applications are used to:

•	accept and validate customer orders;

•	enable customer service representatives to engage in real-time, online interaction with multiple customers simultaneously;

•	organize, place and manage orders with suppliers;

•	receive product and assign it to customer orders;

•	manage product shipments to customers based on various ordering criteria; and

•	manage inventory for stock replenishment.

Our systems are based on industry-standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. We have implemented load balancing systems for the day to day operations and redundant servers to provide fault tolerant service. Our system hardware is located at our facility in Sunrise, Florida, which has redundant communications lines and emergency power backup. We also have redundant systems at a location in Boca Raton, Florida.

Seasonality

Our business has been highly seasonal, with peak sales occurring in late November and December during the holiday shopping season. The fourth quarter accounted for 45.8%, 39.4% and 42.6% of our net sales in 2001, 2002 and 2003, respectively. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses, including customer support and jewelry assembly costs. In addition, we make merchandising and inventory decisions for the holiday season well in advance. We have also experienced relatively higher net sales in February and May relating to Valentine’s Day and Mother’s Day. Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly.

Competition

We face competition from both traditional and online retailers of luxury goods and jewelry with greater brand recognition and resources, which may adversely affect our business. We currently or potentially will compete with a variety of competitors, including the following:

•	independent and chain stores that sell jewelry, watches or other luxury goods, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;

•	other online retailers that sell brand name watches and luxury goods, diamonds and fine jewelry, such as Amazon.com and Blue Nile;

•	department stores;

•	boutiques and websites operated by brand owners;

•	mass retailers that sell jewelry, watches and other luxury goods;

•	catalog and television shopping retailers; and

•	online auction houses and closeout retailers.

We believe that the following are the principal competitive factors in our market:

•	product selection;

•	price;

•	convenience;

•	website recognition;

•	site features and content;

•	functionality and ease of use;

•	order delivery performance; and

•	customer service.

We believe that we compete favorably in the market for brand name watches and luxury products, diamonds and fine jewelry because we offer broad product selection, low prices, current season merchandise, helpful customer service and support and detailed information regarding our products.

Many of our current and potential competitors, particularly the traditional store-based retailers and the brand owners of products we sell, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to website and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Given our limited operating history, many of our competitors have significantly greater experience selling luxury products. Advances in technologies, such as price comparison programs that select specific items from a variety of websites may increase competition by directing customers to other online retailers.

Intellectual Property

We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. The contractual restrictions include confidentiality and nondisclosure agreements with our employees, contractors, vendors and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our products and services are made available online. We have registered the following domain names: www.diamond.com, www.ashford.com, www.worldofwatches.com, www.odimo.com, and www.diamonddepot.com. We have registered trademarks for WorldofWatches.com, diamonddepot.com, 1-888-Watches and 1-888-Diamond. We have also registered copyrights with respect to certain images, information and features on our websites.

There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our business, result of operations and financial condition. Furthermore, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. As of the date of this prospectus, Prada S.A. has alleged that we infringed upon their proprietary rights as discussed under the section entitled “Legal Proceedings” below. While we believe that these claims have no merit, there can be no assurance that we will prevail or that other third parties will not claim infringement by us. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any infringement claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any claim of infringement against us could have a material adverse effect upon our business.

Government Regulation

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce, as well as the secondhand watch statutes enacted in several states, as discussed below. However, as Internet use increases, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties. However, the adoption of additional consumer protection laws could create uncertainty in web usage and reduce the demand for our products and services.

New laws or regulations may be enacted with respect to the Internet or existing laws may be applied or interpreted to apply to the Internet, which may decrease the use of the Internet or our websites or increase our costs of doing business. As use of the Internet continues to evolve, we expect that there will be an increasing number of laws and regulations pertaining to the Internet in the United States and throughout the world. Because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in that state or foreign country. We are qualified to do business only in Florida. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

Several states have laws regulating the sale of secondhand watches. For example, California, New York, Oklahoma and Texas prohibit anyone from representing as “new” any watch that has had its serial number removed. Pursuant to these laws, a watch with a serial number removed must clearly be labeled as

“secondhand” even if it has never been worn. Most of our brand-name watches have had their serial numbers removed. As a result, we inform our customers of this fact, and that some states may require us to refer to these watches as “secondhand.” However, we refer to these watches as “new.” If a court were to find, however, that we have violated these statutes, we could be subject to civil or criminal penalties.

Employees

As of July 13, 2004, we had 106 full-time employees. Of these full-time employees, 26 were in fulfillment operations, 22 were in technology and development, 10 were in marketing, 5 were in merchandising, 27 were in customer service and 16 were general or administrative employees. We utilize part-time and temporary employees to respond to fluctuating seasonal demand around peak holiday periods. Our employees are not covered by a collective bargaining agreement and we consider our relations with our employees to be good.

Facilities

Our corporate offices and fulfillment operations are located in Sunrise, Florida, where we lease approximately 20,500 square feet through December 2005. We also lease a second facility of approximately 5,000 square feet in Sunrise, Florida through September 2004. Our current facilities are not adequate to accommodate our future growth, and we are currently negotiating to lease a new location for approximately 34,000 square feet in Sunrise, Florida.

Legal Proceedings

We occasionally receive written letters of complaint from trademark owners objecting to our sales of their products at low prices and/or threatening litigation. In the past, such situations have rarely resulted in litigation, and, in the few cases where litigation was instituted, the matter was settled between the parties.

As our business expands and our company grows larger, the number and significance of disputes may increase. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

In March 2004, we were sued by Prada S.A. in the U.S. District Court for Massachusetts (No. 04-10519DPW). Prada alleges in their complaint that we violated federal trademark law and Massachusetts state law on unfair and deceptive business practices through the offer and sale of counterfeit Prada branded products. Prada is seeking a permanent injunction prohibiting, among other things, our sale of Prada branded products, as well as money damages (including treble damages for willful infringement). We believe this lawsuit is without merit and intend to defend the litigation vigorously.

In response to the Prada lawsuit, we sued Prada S.A. and Prada USA Corp. in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida (No. 04-06710 CA31) for defamation and tortious interference with prospective business relations. We are seeking to enjoin Prada S.A. and Prada USA Corp. from accusing us of dealing in counterfeit Prada merchandise or infringing Prada’s intellectual property rights, as well as money damages.

The Prada actions are in the preliminary stages and, while we believe that we have meritorious defenses to Prada’s allegations, we can not be certain that these actions, when finally concluded and determined, will not have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Executive Officers, Significant Employees and Directors

Our executive officers, significant employees and directors, and their ages and positions, are as follows:

Name	Age	Position

Alan Lipton	53	Chief Executive Officer, President and Chairman of the Board
Jeff Kornblum	42	Chief Operating Officer
Amerisa Kornblum	42	Chief Financial Officer and Treasurer
George Grous	40	Chief Technology Officer
Michael Dell’Arciprete	38	Vice President, Marketing
Sidney Feltenstein(1)	63	Director
Eric Hippeau	52	Director
Lior Levin	37	Director
Stanley Stern(2)	47	Director Nominee
Steven Tishman(2)	47	Director Nominee
Robert Voss(1)	54	Director

(1)	Member of the Audit Committee, the Compensation Committee and the Nominating Committee.
(2)	Messrs. Stern and Tishman have agreed to become members of our board of directors upon the closing of this offering. Mr. Stern will become a member of our Compensation Committee and Nominating Committee and Mr. Tishman will become a member of our Audit Committee.

Alan Lipton has been our Chief Executive Officer, President and a member of our board of directors since November 1999. He has been the Chairman of our board of directors since May 2004. From 1983 to 1994 Mr. Lipton was the Chief Executive Officer of Jan Bell Marketing, Inc., which was a publicly held watch and jewelry retailer and supplier to wholesale price clubs. Mr. Lipton founded the Lipton Foundation, a philanthropic organization. Mr. Lipton is also involved in various real estate development projects in South Florida. Mr. Lipton is a director of Tucows, Inc., an Internet service and content provider.

Jeff Kornblum has been our Chief Operating Officer since November 1999. From October 1997 to November 1999, Mr. Kornblum was President and Chief Executive Officer of Gold Coast Media, Inc., an infomercial and print media company. From 1996 to 1997, Mr. Kornblum was Chief Operating Officer for Danna Michaels, Inc., a mail order catalog company. From 1994 to 1996, Mr. Kornblum was a financial systems consultant for various catalog and retail companies. From 1988 to 1993, Mr. Kornblum was Director of Inventory Management and Sales Analysis for Jan Bell Marketing, Inc. From 1985 to 1989, Mr. Kornblum was a senior auditor with Deloitte & Touche. Mr. Kornblum is married to Amerisa Kornblum, our Chief Financial Officer and Treasurer.

Amerisa Kornblum has been our Chief Financial Officer and Treasurer since November 1999. From October 1997 to November 1999, Ms. Kornblum served as Chief Financial Officer of Gold Coast Media, Inc. From 1994 through 1997, Ms. Kornblum was a financial systems consultant, for various catalog and retail companies. From 1988 to 1993, Ms. Kornblum worked for Jan Bell Marketing, Inc. in various capacities including Controller, Director of Internal Audit, and Director of Investor Relations. From 1985 to 1988, Ms. Kornblum was a senior auditor for Deloitte & Touche. Ms. Kornblum is a certified public accountant in the State of Florida. Ms. Kornblum is married to Jeff Kornblum, our Chief Operating Officer.

George Grous has been our Chief Technology Officer since January 2000. From July 1998 to December 1999, Mr. Grous was a Senior Software Engineer for BroadLogic Inc., a spin-off of Adaptec Inc.’s Satellite Networking Group. From July 1996 to June 1998, Mr. Grous was a Senior Software Engineer at Adaptec, Inc., a public storage hardware company. Mr. Grous is the brother of Amerisa Kornblum, our Chief Financial Officer.

Michael Dell’Arciprete has been our Vice President, Marketing since April 2003. From March 2002 to April 2003, Mr. Dell’Arciprete was a Business Development executive for eDiets, an online provider of diet and fitness programs. From May 2000 to March 2002, Mr. Dell’Arciprete was the Executive Vice President, Marketing of Mars Music Direct, an online provider of musical instruments. From February 1999 to May 2000, Mr. Dell’Arciprete was the Vice President, Partnership Marketing of The Netmarket Group (interactive division of Cendant). From November 1997 to February 1999, Mr. Dell’Arciprete was the Vice President, Marketing of Spree.com, an online shopping club.

Sidney Feltenstein has been a member of our board of directors since May 2004. From 1995 to 2002, Mr. Feltenstein served as Chairman, President and Chief Executive Officer of Yorkshire Global Restaurants, an operator of A&W Restaurants and Long John Silver’s restaurants. Mr. Feltenstein has served in a variety of operations and marketing management positions in the restaurant business including Chief Marketing Officer for Dunkin Donuts and Executive President of Worldwide Marketing for Burger King Corporation. Mr. Feltenstein is active in various organizations, including the International Franchise Association. Mr. Feltenstein is also a director of BUCA, Inc., a public company that operates restaurants.

Eric Hippeau has been a member of our board of directors since February 2000. Since March 2000, Mr. Hippeau has been a Managing Partner of Softbank Capital Partners, a technology oriented venture capital firm. From 1993 to 2000, Mr. Hippeau served as Chairman and Chief Executive Officer of Ziff-Davis, Inc. an integrated media and marketing services company. Mr. Hippeau joined Ziff-Davis, Inc. in 1989 as publisher of PC Magazine and held several senior executive positions before becoming Chairman and Chief Executive Officer. Mr. Hippeau also serves as a director of Yahoo, Inc., Starwood Hotels and Resorts WorldWide, Inc. and National Leisure Group.

Lior Levin has been a member of our board of directors since May 2004. Since October, 1999 Mr. Levin has been the Marketing Director for The Steinmetz Diamond Group, our primary diamond supplier. From 1990 to 1999, he was the General Manager of Istromed, a medical equipment supplier in South Africa. Mr. Levin is also a director of R. Steinmetz & Sons, a jewelry manufacturer that is part of The Steinmetz Diamond Group.

Stanley Stern was a member of our board of directors from November 1999 through May 2004 and has agreed to rejoin the board upon the closing of this offering. Since March 2004, Mr. Stern has been a Managing Director and head of investment banking with Oppenheimer & Co. Inc., an investment banking firm. From February 2002 to March 2004, Mr. Stern served as a Managing Director and head of investment banking with C.E. Unterberg, Towbin, an investment banking firm. From January 2000 to February 2002, Mr. Stern served as Managing Director of STI Ventures Advisory USA Inc. and as a member of the board of directors and the investment committee of STI Ventures, a venture capital company that is affiliated with Beny Steinmetz, a control person of one of our principal stockholders. From 1990 until January 2000, Mr. Stern was employed at CIBC Oppenheimer, a financial services company. Mr. Stern also serves as the chairman of the board of Tucows, Inc., and is a director of Fundtech, a provider of financial payment processing solutions.

Steven Tishman has agreed to join our board of directors upon the closing of this offering. Since October 2002, he has been a Managing Director of Rothschild Inc., a merchant banking firm. From November 1999 to July 2002, Mr. Tishman was a Managing Director of Robertson Stephens, Inc., an investment banking firm. From July 1993 to November 1999, he was a Senior Managing Director of Bear, Stearns & Co. Inc., an investment banking firm. Mr. Tishman is also a director of Cedar Fair, L.P., an operator of amusement parks, and Claire’s Stores, Inc., a specialty retailer of costume jewelry, accessories and cosmetics.

Robert Voss has been a member of our board of directors since May 2004. Since August 2002, Mr. Voss has been the President of Fox Packaging, a producer of specialized automotive aftermarket chemicals. From August 1999 to October 2001, Mr. Voss was an Executive Vice President of Priceline Webhouse Club. From 1995 through July 1998, Mr. Voss was Senior Vice President, Special Projects, of Wal-Mart Corporation. Previously Mr. Voss was Vice President of Wal-Mart Stores, Inc., where his responsibilities included opening and merchandising the first Sam’s Club.

Composition of the Board of Directors

Upon the closing of this offering, our board of directors will consist of seven members. Our board of directors has determined that upon the closing of this offering four of its members, Sidney Feltenstein, Stanley Stern, Steven Tishman and Robert Voss, will be “independent directors” as defined under the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the rules of the Nasdaq Stock Market, Inc., or the Nasdaq Rules. All directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, disqualification or removal. Effective upon closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2007.

Upon the closing of this offering, Class I will consist of Messrs. Levin, Stern and Voss, Class II will consist of Messrs. Hippeau and Tishman, and Class III will consist of Messrs. Feltenstein and Lipton. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least two-thirds of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each director on these committees is “independent” for purposes of the federal securities laws and the Nasdaq Rules.

Audit Committee. The audit committee of our board of directors is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. The audit committee consists of Robert Voss and Sidney Feltenstein, who will serve as chairman. Steven Tishman will join this committee upon the closing of this offering. In addition, our board of directors has determined that Mr. Feltenstein qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee. The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock incentive plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee consists of Sidney Feltenstein and Robert Voss, who will serve as chairman. Stanley Stern will join this committee upon the closing of this offering.

Nominating Committee. The nominating committee of our board of directors identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification and provides oversight in the evaluation of the board of directors and each committee. The nominating committee consists of Robert Voss and Sidney Feltenstein, who will serve as chairman. Stanley Stern will join this committee upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

The compensation of our executive officers for the year ended December 31, 2003 was determined by our compensation committee based on performance and market data. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Codes of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules.

Director Compensation

We pay each non-employee director an annual retainer of $10,000. We pay each non-employee director $1,000 for each committee meeting attended. We also pay certain expenses incurred by the directors.

Non-employee directors may be granted options pursuant to our Stock Incentive Plan. Upon the closing of the offering, each of our non-employee directors will be granted options to purchase 20,000 shares of our common stock, vested immediately, with an exercise price equal to fair market value at the time of grant. Each non-employee director shall receive annually an option to purchase 10,000 shares of common stock, vested immediately, with an exercise price equal to fair market value at the time of grant. We may, in our discretion, grant additional stock options and other equity awards to our non-employee directors from time to time.

Executive Compensation

The following summary compensation table sets forth information concerning compensation earned during the year ended December 31, 2003 by our Chief Executive Officer and our four other most highly compensated executive officers. We refer to these executives collectively as our “named executive officers.”

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation			Awards

				Securities
			Other Annual	Underlying	All Other
Name and Principal Position	Salary	Bonus	Compensation(1)	Options(#)(2)	Compensation(3)

Alan Lipton	$350,000	$100,000	$11,622	—	$14,166
Chief Executive Officer and President
Jeff Kornblum	165,000	66,000	16,000	—	9,931
Chief Operating Officer
Amerisa Kornblum	140,000	56,000	14,932	—	5,452
Chief Financial Officer and Treasurer
George Grous	130,000	60,000	11,865	—	14,797
Chief Technology Officer
Michael Dell’Arciprete	71,802	42,000	—	75,000	3,351
Vice President, Marketing

(1)	Auto allowances.
(2)	Options granted to each executive officer during 2003 to purchase shares of our common stock.
(3)	Represents premiums paid for insurance benefits.

Employment Agreements with Executive Officers

In July 2004, we entered into employment agreements with Alan Lipton, our Chief Executive Officer and President, Jeff Kornblum, our Chief Operating Officer, Amerisa Kornblum, our Chief Financial Officer

and Treasurer, and George Grous, our Chief Technology Officer. The employment agreements with Messrs. Lipton, Kornblum and Grous and Ms. Kornblum are each for initial terms of three years commencing in July 2004 with successive one year extensions unless we or the employee timely provides the required notice of the intent not to renew the agreement. The agreements provide for annual base salaries of $350,000 for Mr. Lipton, $200,000 for Mr. Kornblum, $175,000 for Ms. Kornblum, and $150,000 for Mr. Grous; plus discretionary annual cash bonuses determined by the compensation committee of our board of directors.

Each of the agreements also prohibits the employee from competing with us with respect to the selling of luxury items, including diamonds and jewelry, primarily via the internet, for the period of his or her employment and for three years thereafter. The agreements also prohibit the employees from soliciting our customers to divert their business away from us or soliciting our employees to leave their employment with us. The agreements prohibit such solicitation by each of the employees for the period of his or her employment and for three years thereafter.

The agreements provide that if (1) a change of control (as described below) occurs, (2) such change of control results in a decrease in the employee’s compensation, responsibilities or position, such that the employee cannot in good faith continue to fulfill his or her job responsibilities (as determined by the employee in his/her sole discretion during the six month period following the change of control), and (3) the change of control did not occur due to the employee’s intentional bulk sale of his or her shares of our common stock, then the employee has the right to terminate his or her employment agreement and receive in one lump sum payment equivalent to the base salary for the fiscal year prior to the change of control and any applicable expense reimbursements. A “change of control” generally means a merger or other change in corporate structure after which the majority of our capital stock is no longer held by the stockholders who held such shares prior to the change of control, a sale of substantially all of our assets to a non-subsidiary purchaser or a reorganization, merger or consolidation in which we or a subsidiary is not the surviving corporation.

Stock Options

The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the year ended December 31, 2003, including the potential realizable value, which is the exercise price before taxes associated with exercise, over the entire term of the options assuming options are exercised at the end of their terms, based on assumed annual rates of stock appreciation of 5% and 10%, compounded annually, and based on the fair market value on the date of grant as determined by the compensation committee of our board of directors. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

All options granted to our named executive officers are granted under our Stock Incentive Plan. Options to purchase 75,000 shares of our common stock were granted in 2003 to Michael Dell’Arciprete (the only named executive officer granted options in 2003). These options are exercisable in increments of 25,000 shares for a period of two years, commencing on the first, second and third anniversaries of the grant date, respectively.

In March 2004, we granted options to purchase 3,860,000, 1,460,000, 480,000, 100,000 and 576,000 shares of our common stock to Messrs. Lipton, Kornblum, Grous, Dell’Arciprete and Ms. Kornblum, respectively. These options have an exercise price of $0.35 per share and are currently exercisable through March 2009. Two-thirds of the shares issuable under these options are subject to contractual restrictions on transfer: one-third of the shares issuable upon exercise of the options may only be transferred after the first anniversary of the grant date, and one-third may only be transferred after the second anniversary of the grant date. If the optionee’s employment is terminated by us for cause or the optionee resigns, any unexercised options terminate, and shares held by the optionee which are subject to the contractual restrictions on transfer may be purchased by us at the exercise price. If the optionee’s employment is terminated by us without cause, then all contractual restrictions on the transferability of the shares issued or issuable under these options terminate.

The exercise price per share of each option granted in 2003 was equal to or greater than the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

Option Grants in 2003

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rates of Stock
	Number	Percent of Total			Price Appreciation for
	of Securities	Options Granted	Exercise or		Option Term(1)
	Underlying	to Employees	Base Price	Expiration
Name	Options Granted(#)	in 2003	Per Share	Date	5%($)	10%($)

Alan Lipton	–	–	–	–
Jeff Kornblum	–	–	–	–
Amerisa Kornblum	–	–	–	–
George Grous	–	–	–	–
Michael Dell’Arciprete	75,000	22.6%	$1.37	4/7/08

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on an assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

The following table sets forth option exercises during 2003 and the number of shares of our common stock subject to vested and unvested stock options held by each of our named executive officers as of December 31, 2003.

Aggregated Option Exercises in Year Ended December 31, 2003

and Year-End Option Values

	Number
	of Shares		Number of Securities		Value of Unexercised
	Acquired		Underlying Unexercised		In-The-Money
			Options at Year-End		Options at Year-End(1)

	in	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Alan Lipton	–	$–	1,943,335	–	$	$
Jeff Kornblum	–	–	84,333	–
Amerisa Kornblum	–	–	84,333	–
George Grous	–	–	33,334	–
Michael Dell’Arciprete	–	–	75,000	–

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on an assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Stock Incentive Plan

We initially adopted our stock option plan in 1999. The stock option plan was amended in June 2004 by our board of directors and shareholders and renamed the “Odimo Incorporated Amended and Restated Stock Incentive Plan.” The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses and restricted stock awards, restricted stock units, performance shares, performance units and other stock-based awards which may be granted to employees, including officers, non-employee directors and consultants (except that incentive stock options may be granted only to employees).

Share Reserve

An aggregate of 13,984,771 shares of common stock are reserved for issuance under the Stock Incentive Plan. As of July 13, 2004, outstanding options to purchase a total of 11,379,373 shares of our common stock were held by participants under the Stock Incentive Plan, and 2,605,398 shares remained available for grant. Shares issued under the Stock Incentive Plan will be authorized and unissued shares of common stock or treasury shares.

Administration

The Stock Incentive Plan is administered by our compensation committee. The compensation committee has the full authority to administer and interpret the Stock Incentive Plan and to correct any defect or supply any omission or reconcile any inconsistency in the plan or any award agreement. The compensation committee’s decision will be final, conclusive and binding with respect to the interpretation and administration of the Stock Incentive Plan, any award or any award agreement under the Stock Incentive Plan.

Term of Stock Incentive Plan

The Stock Incentive Plan will terminate in June 2014 unless it is terminated earlier in accordance with the terms of the plan.

Awards under the Stock Incentive Plan

Stock Options. The Stock Incentive Plan authorizes the compensation committee to grant stock options to purchase shares of common stock to employees, directors and consultants of Odimo or any subsidiary. Option grants may be in the form of incentive stock options (ISOs) or non-qualified stock options, provided that options granted to non-employee directors, consultants and employees of its subsidiaries that do not qualify as a “subsidiary corporation” (within the meaning of Section 424 of the Internal Revenue Code) may only be non-qualified stock options. The compensation committee will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years, or five years in the case of an ISO granted to a 10% stockholder), the exercise price, any vesting schedule, and the other material terms of each option. No ISO may have an exercise price less than the fair market value of the common stock at the time of grant (or, in the case of an ISO granted to a 10% stockholder, 110% of fair market value). Options may be exercised only upon certain events (e.g., a change of control or the completion of an offering of common stock to the public pursuant to a registration statement under the Securities Act). Upon the exercise of an option, the option holder must make payment of the full exercise price, either: (i) in cash, certified or cashier’s check, bank draft or money order; (ii) to the extent permitted by law and the compensation committee, through a “cashless exercise sale and remittance procedure” by the delivery of irrevocable instructions to a broker reasonably acceptable to us to deliver promptly to us an amount equal to the aggregate purchase price; (iii) in shares of common stock (which have been owned by the participant for a period of time as may be required by applicable accounting standards to avoid a charge to our earnings); (iv) to the extent permitted by law and the compensation committee, by delivery of a promissory note to us on such terms as the compensation committee specifies or (v) on such other terms and conditions as may be acceptable to the compensation committee.

Stock Appreciation Rights. The Stock Incentive Plan authorizes the compensation committee to grant stock appreciation rights (SARs) either in tandem with a stock option or independent of a stock option to employees and non-employee directors. A SAR may be granted as a general SAR or a limited SAR. Limited SARs may be exercised only upon certain events (e.g., a change of control). A SAR is a right to receive a payment either in cash or common stock equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the exercise price per share of the SAR. The compensation committee will determine the terms and conditions of SARs at the time of grant, but, generally, SARs will be subject to the same terms and conditions as stock options (as described above).

Restricted Stock. The Stock Incentive Plan authorizes the compensation committee to award restricted stock to employees, consultants and directors. Recipients of restricted stock enter into an agreement with us subjecting the shares to restrictions and providing the criteria or dates on which such restrictions lapse. Restricted stock may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant. Holders of restricted stock may exercise full voting rights with respect to the restricted stock and will be entitled all dividends and distributions paid on the restricted stock.

Restricted Stock Units. The Stock Incentive Plan authorizes the compensation committee to award restricted stock units to employees, directors and consultants. A restricted stock unit is a unit of measurement equivalent to one share of common stock that becomes nonforfeitable upon satisfying certain terms and conditions, as determined by the compensation committee. A restricted stock unit does not have any of the attendant rights of a stockholder, except it may have certain dividend rights as specified in the grant. A restricted stock unit may be distributed in common stock and/or cash as determined by the compensation committee at the time of grant or if not specified at grant, at time of distribution. Restricted stock units may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant.

Performance Shares and Performance Units. The Stock Incentive Plan authorizes the compensation committee to grant performance shares to employees, directors and consultants entitling them to receive a fixed number of shares of common stock or the cash equivalent, as determined by the compensation committee, upon the attainment of performance goals. The compensation committee may also grant performance units to employees, directors and consultants entitling them to receive a value payable in cash or shares of common stock, as determined by the compensation committee, upon the attainment of performance goals (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code).

Stock Awards. The Stock Incentive Plan authorizes the compensation committee to grant stock awards to employees, directors and consultants. A stock award is an outright grant of common stock or a grant of common stock that is made in settlement of an award granted under another plan sponsored by us. For example, a stock award can be granted to a director in the form of common stock in settlement of director fees.

Other Stock-Based Awards. The Stock Incentive Plan authorizes the compensation committee to grant awards of common stock and other awards to employees, directors and consultants that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock. These awards may be granted either alone or in addition to or in tandem with stock options, SARs, restricted stock, performance shares or performance units.

Limitations on Awards. No more than 6,992,385 shares of common stock may be subject to grants of options and stock appreciation rights to any participant during any one fiscal year. No more than 6,992,385 shares of common stock may be subject to grants of performance shares, restricted stock, restricted stock units and awards of common stock to any participant during any one fiscal year. The maximum value of performance units that may be granted to any participant during any one fiscal year is $1,000,000.

Performance Goals. Performance-based awards granted under the Stock Incentive Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Internal Revenue Code will vest based on attainment of specified performance goals which have been established by the compensation committee.

Transferability of Options and Stock Purchase Rights. Our Stock Incentive Plan generally does not allow for the transfer of awards granted under the plan and only the grantee may exercise during his or her lifetime. Common stock issued under the Stock Incentive Plan will not have any restrictions on transferability. The compensation committee, in its sole discretion, may permit the transfer of award granted under the plan to a grantee’s family member on terms and conditions specified by the compensation committee.

Amendment and Termination

Our board of directors may at any time amend, in whole or in part, any or all of the provisions of the Stock Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise. Our board of directors, however, may not impair the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, without the consent of such participant (unless required by law). Stockholder approval is required for any amendment to the Stock Incentive Plan:

•	that changes the class of individuals eligible to receive awards under the Stock Incentive Plan;

•	that increases the maximum number of shares of common stock in the aggregate that may be subject to awards that are granted under the Stock Incentive Plan (except as otherwise permitted under the Stock Incentive Plan);

•	if approval of such amendment is necessary to comply with federal or state law (including without limitation Section 162(m) of the Internal Revenue Code and Rule 16b-3 under the Exchange Act) or with the rules of any stock exchange or automated quotation system on which the common stock may be listed or traded; or

•	if such amendment eliminates a requirement provided in the Stock Incentive Plan that our stockholders must approve an action to be undertaken under the Stock Incentive Plan.

Adjustments upon a Change of Control

The Stock Incentive Plan generally defines a “change of control” as any of the following: (1) the acquisition by a person of securities representing more than 50% of the voting power of our outstanding securities, (2) a change of the majority of the incumbent members of our board of directors during any period of two consecutive years, (3) a business combination in which our securities outstanding prior to the combination do not represent more than 50% of the combined voting power outstanding after the combination, (4) approval by our stockholders of our liquidation, or (5) sale of all or substantially all of our assets, other than to certain related entities. Upon a change in control of Odimo under the Stock Incentive Plan, the compensation committee may, in its sole discretion, provide that (1) some or all outstanding awards become immediately exercisable or vested, (2) all awards terminate, provided that participants have a right for a reasonable period of time to exercise any vested awards in whole or in part, (3) all awards be honored, assumed or substituted for new rights granted by the participant’s employer immediately following the change in control or (4) any or all awards be purchased by Odimo without the consent of the participants, based on terms and conditions that the compensation committee determines which shall be communicated to the participants. If any awards subject to performance-based vesting become vested upon a change in control of Odimo, all performance goals will be deemed satisfied as of the date of the change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Transactions

Since January 1, 2001, the following executive officers, directors and holders of more than 5% of our voting securities purchased our securities in the amounts as of the dates set forth below.

In each transaction we issued Series C preferred stock, and in certain cases warrants to purchase Series C preferred stock pursuant to agreements on substantially the same terms as the other purchasers of such convertible preferred stock. These agreements included registration rights, information rights and right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering. Upon the closing of this offering, all warrants to purchase preferred stock will be exercised and each share of preferred stock will be converted into a share of common stock.

		Shares
	Number of	Underlying	Total	Date of
	Shares	Warrants	Consideration	Issuance

Directors and Executive Officers
Alan Lipton(1)	481,297	72,195	$172,497	3/30/04
Philippe Laub(1)(2)	481,297	72,195	$172,497	3/30/04

5% Stockholders
GSI Commerce, Inc.(1)	2,036,830	—	$730,000	4/28/04
Lenorth Holdings, S.A.(1)(3)	2,608,345	391,252	$934,831	3/30/04
SDG Marketing, Inc.	1,395,089	209,263	$500,000	9/15/03
SDG Marketing, Inc.	6,728,331	—	$2,750,000	3/30/04
Softbank Capital Partners LP(1)(4)	1,004,668	150,700	$360,073	3/30/04
Softbank Capital LP(1)(4)	987,407	148,111	$353,866	3/30/04
Softbank Capital Advisors Fund LP(1)(4)	17,341	2,601	$6,215	3/30/04

(1)	Represents securities issued in exchange for the cancellation of certain promissory notes in the principal amount indicated under “Total Consideration.”
(2)	Philippe Laub, a member of our board of directors from November 1999 through May 2004, is the President of Data Investment LLC, a stockholder of Odimo. See footnote (1) above.
(3)	Lenorth Holdings, S.A. is part of The Steinmetz Diamond Group, our primary diamond supplier.
(4)	Eric Hippeau, a member of our board of directors, is a managing partner of Softbank Capital Partners, LLC, the general partner of each of Softbank Capital Partners LP, Softbank Capital LP and Softbank Capital Advisors Fund LP.

Debt Transactions

Since January 1, 2001, certain executive officers, directors and holders of more than 5% of our voting securities purchased promissory notes and warrants as described below. All such notes have been repaid or exchanged for shares of capital stock.

In October, 2002 we sold promissory notes to the persons listed in the table below, in each case, for cash equal to the principal amount of the promissory notes. In December 2002, we exchanged these notes for new promissory notes in the same principal amounts and warrants to purchase for $.36 per share the number of shares of Series C preferred stock indicated in the table below. In March 2004, we exchanged the notes issued in December 2002 for shares of Series C preferred stock and warrants to purchase for $.36 per share the number of shares of Series C preferred stock indicated in the table above. In September 2003 we sold promissory notes and warrants to the persons listed in the table below, in each case, for cash equal to the principal amount of the promissory note. In December 2003, we repaid all of the September 2003 notes.

		Shares
	Principal	Underlying	Date of
	Amount of Note	Warrants	Purchase

Directors and Executive Officers
Alan Lipton	$172,497	—	10/22/02
Alan Lipton	$172,497	93,161	12/31/02
Alan Lipton	$258,744	108,292	9/15/03
Philippe Laub(1)	$172,497	—	10/22/02
Philippe Laub(1)	$172,497	93,161	12/31/02
Philippe Laub(1)	$258,744	108,292	9/15/03

5% Stockholders
Softbank Capital Partners LP(2)	$360,073	—	10/22/02
Softbank Capital Partners LP(2)	$360,073	194,466	12/31/02
Softbank Capital Partners LP(2)	$540,109	226,050	9/15/03
Softbank Capital LP(2)	$353,886	—	10/22/02
Softbank Capital LP(2)	$353,886	191,125	12/31/02
Softbank Capital LP(2)	$530,830	222,166	9/15/03
Softbank Capital Advisors Fund LP(2)	$6,215	—	10/22/02
Softbank Capital Advisors Fund LP(2)	$6,215	3,357	12/31/02
Softbank Capital Advisors Fund LP(2)	$9,322	3,902	9/15/03
Lenorth Holdings, S.A.(3)	$934,831	—	10/22/02
Lenorth Holdings, S.A.(3)	$934,831	504,877	12/31/02
Lenorth Holdings, S.A.(3)	$1,402,247	586,878	9/15/03

(1)	Philippe Laub, a member of our board of directors from November 1999 through May 2004, is the President of Data Investment LLC, a stockholder of Odimo.
(2)	Eric Hippeau, a member of our board of directors, is a managing partner of Softbank Capital Partners, LLC, the general partner of each of Softbank Capital Partners LP, Softbank Capital LP and Softbank Capital Advisors Fund LP.
(3)	Lenorth Holdings, S.A. is an affiliate of several of our principal stockholders.

The Steinmetz Diamond Group

During the years ended December 31, 2001, 2002 and 2003, we purchased $560,000, $649,000 and $2.3 million of diamonds from The Steinmetz Diamond Group, respectively, representing approximately 11.1%, 11.3% and 22.0% of our diamond purchases during these periods. The Steinmetz Diamond Group is an affiliate of Beny Steinmetz, a former member of our board of directors and an affiliate of Lenorth Holdings, S.A. STI Ventures, NV and SDG Marketing, Inc., all principal stockholders of Odimo. We believe these purchases of diamonds were made at prevailing market prices.

In March 2004, we entered into a strategic relationship with The Steinmetz Diamond Group through its affiliate SDG Marketing, Inc., pursuant to which Steinmetz is obligated to maintain with us a minimum of $4.0 million, $5.0 million and $6.0 million of independently certified diamonds through November 30, 2004, 2005 and 2006, respectively. In addition, we granted Steinmetz, through its affiliate SDG Marketing, Inc., the right of first refusal to provide us diamonds and fine jewelry based on our projected purchase needs. We also sold to SDG Marketing 3,233,836 shares of our Series C preferred stock for $1.25 million in cash. All of these shares of preferred stock will be converted to common stock upon the closing of the offering.

During June 2004, we amended the supply agreement with SDG Marketing to eliminate a provision that required Steinmetz to provide us the indicated levels of inventory as a condition to SDG Marketing obtaining the right to purchase the remaining shares under the terms of its original agreement with us. At the execution of the amended agreement, SDG immediately exercised its right to purchase the remaining 3,494,495 shares, for which we received $1.5 million during June 2004.

Payment for Use of Jet Aircraft

From time to time, we reimburse Mey-Al Corporation, an entity owned and controlled by Alan Lipton, our Chief Executive Officer and President, for the use of an aircraft by our executive employees for business-related purposes. For the years ended December 31, 2002 and 2003, we paid Mey-Al Corporation an aggregate amount of approximately $22,000 and $57,000, respectively for the use of the aircraft.

Payoff of Note Held by Selling Stockholder

We intend to use a portion of the net proceeds from this offering to repay the outstanding balance of approximately $2.6 million due under a promissory note held by GSI Commerce, Inc., one of the selling stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 13, 2004, and as adjusted to reflect the sale of                shares of common stock in this offering by us and                shares of common stock in this offering by selling stockholders, by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

•	each of the selling stockholders;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 13, 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 100,922,680 shares of common stock outstanding as of July 13, 2004 and                shares of common stock outstanding immediately following the completion of this offering as adjusted to reflect the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Odimo Incorporated, 14001 N.W. 4th Street, Sunrise, Florida 33325.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
			Number of Shares to
	Number	Percentage	be Sold in Offering	Number	Percentage

5% Stockholders
Beny Steinmetz(1)(2)	39,595,782	39.23%
Daniel Steinmetz(2)	33,926,782	33.62%
Nir Livnat(2)	33,926,782	33.62%
Entities affiliated with Softbank Capital Partners LLC(3)	21,322,259	21.12%
GSI Commerce Solutions, Inc.	20,614,841	20.43%
Neeraj Gupta(4)	5,763,231	5.28%
Sachin Gupta(4)	5,763,231	5.28%
Aamba Ma Family Trust(4)	5,763,231	5.28%

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
			Number of Shares to
	Number	Percentage	be Sold in Offering	Number	Percentage

Directors and Executive Officers
Alan Lipton(5)(13)	10,446,126	10.35%
Jeff Kornblum(6)(13)	2,204,666	2.18%
Amerisa Kornblum(6)(13)	2,204,666	2.18%
George Grous(7)(13)	513,334	*
Michael Dell’Arciprete(8)(13)	125,000	*
Eric Hippeau(9)	0	*
Sidney Feltenstein(10)	0	*
Lior Levin	0	*
Stanley Stern(11)(12)	300,000	*
Steven Tishman(12)	0	*
Robert Voss	0	*

All directors and executive officers as a group (11 persons)	13,589,126	13.46%
Other Selling Stockholders
Ronald Daniels	739,008	*
Frank Girnun	739,007	*
Robert Lang	739,007	*
Quentin Schultz	146,985	*
Hans Steinberg	48,995	*
Marc A. Ross	12,249	*

*	Denotes less than 1%.

(1)	Includes 5,669,000 shares held by STI Ventures, N.V. and 400,000 shares issuable under currently exercisable stock held by Lenorth Holdings, S.A. Beny Steinmetz has voting and investment authority over shares held by both STI Ventures and Lenorth Holdings, S.A. The address of Beny Steinmetz is c/o Scorpio (BSG) Ltd. 85, Medinat Hayehudin St., P.O. Box 4030, Herzilya Pithach, Israel 46140.
(2)	Includes 8,332,683 shares held by SDG Marketing, Inc. and 25,194,009 shares 400,000 shares issuable under currently exercisable stock held by Lenorth Holdings, S.A. SDG Marketing, Inc. and Lenorth Holdings, S.A. are part of The Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz and Nir Livnat. Beny Steinmetz and Daniel Steinmetz are brothers. The address for Daniel Steinmetz and Nir Livnat is c/o Onyx Advisors, Ltd., P.O. Box 1002, 1211 Geneva 5, Switzerland.
(3)	Includes 10,626,800 shares held by Softbank Capital Partners, LP, 10,444,142 shares held by Softbank Capital LP, and 251,317 shares held by Softbank Capital Advisors Fund, LP. Softbank Capital Partners LLC is the general partner of each of the foregoing entities. SB Capital Managers LLC is the managing member of Softbank Capital Partners LLC and has voting and investment authority over these shares. However, SB Capital disclaims beneficial ownership of these shares except to the extent of its pecuniary interest arising therein. Excludes 5,669,000 shares owned by STI Ventures, N.V. Entities affiliated with Softbank Capital Partners LLC own approximately 7% of STI Ventures and disclaim beneficial ownership of shares beneficially owned by STI Ventures, N.V. The address for the entities affiliated with Softbank Capital Partners LLC is 1188 Centre Street, Newton Center, MA 02459.
(4)	Includes 1,724,931 shares held by Neeraj Gupta, 1,730,700 shares held by Sachin Gupta, Neeraj Gupta’s brother, and 2,307,600 shares held by Ambaa Ma Family Trust. The parents of Neeraj and Sachin Gupta are the trustees of the Ambaa Ma Family Trust. Neeraj Gupta’s wife and son and Sachin Gupta are beneficiaries under the Ambaa Ma Family Trust. Neither Neeraj Gupta nor Sachin Gupta have voting or dispositive power over shares in the trust. The address for Neeraj Gupta, Sachin Gupta and the Aamba Ma Family Trust is 2449 Kennedy Blvd., Jersey City, New Jersey 07304.
(5)	Includes 4,642,791 shares held by Lipton Partnership and 5,803,335 shares of common stock issuable upon the exercise of currently exercisable options. Alan Lipton owns 65% of the outstanding partnership interests in Lipton Partnership, a Florida general partnership. Lily Lipton, Mr. Lipton’s minor daughter is a beneficiary of a trust that owns 7.2% of the outstanding partnership interests in Lipton Partnership. Excludes 5,669,000 shares owned by STI Ventures, N.V. Mr. Lipton owns less than 1% of STI Ventures, N.V. and disclaims beneficial ownership of shares beneficially owned by STI Ventures, N.V.
(6)	Represents 1,544,333 shares of common stock issuable upon the exercise of currently exercisable options held by Mr. Kornblum and 660,333 shares of common stock issuable upon the exercise of currently exercisable options held by Amerisa Kornblum, Mr. Kornblum’s wife. Each disclaims beneficial ownership of the shares owned by the other.
(7)	Represents 513,334 shares of common stock issuable upon the exercise of currently exercisable options. Mr. Grous is the brother of Ms. Kornblum, our Chief Financial Officer and Treasurer. Mr. Grous disclaims beneficial ownership over any shares beneficially owned by Ms. Kornblum.
(8)	Represents 125,000 shares of common stock issuable upon the exercise of currently exercisable options.

(9)	Mr. Hippeau is a managing member of SB Capital Managers LLC (See note 3 above). However, Mr. Hippeau disclaims beneficial ownership of shares held by such entities except to the extent of his pecuniary interest arising therein.

(10)	Mr. Feltenstein owns 4.3% of the outstanding partnership interests in Lipton Partnership, a Florida general partnership owned and controlled by Alan Lipton. Mr. Feltenstein is one of several trustees of a trust which is the owner of 7.2% of the outstanding partnership interest in Lipton Partnership and the beneficiary of which is Lily Lipton, Alan Lipton’s daughter.
(11)	Includes 200,000 shares issuable pursuant to currently exercisable stock options.
(12)	Messrs. Stern and Tishman have agreed to become directors upon the closing of this offering.
(13)	A portion of the shares issuable upon the exercise of the options are subject to contractual restrictions on transfer. See “Management — Executive Compensation — Stock Options.”

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, amended and restated bylaws and other agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, provides that we are authorized to issue                      shares of common stock, par value $0.001 per share, and                      shares of undesignated preferred stock, par value $0.001 per share.

Common Stock

There are                      shares of common stock issued and outstanding, held of record by approximately                      stockholders.

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, when and as declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Stock Options

Options to purchase a total of 11,379,373 shares of common stock are outstanding and 2,605,398 additional shares of common stock are available for future grant under our Stock Incentive Plan. See “Management — Stock Incentive Plan.”

Preferred Stock

Our certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to                      shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding after the closing of this offering. The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of an aggregate of 99,086,703 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated registration rights agreement dated March 30, 2004 and an investors’ rights agreement dated November 18, 1999, in each case, between us and the holders of these shares. Under the terms of these agreements, the holders of 20% or more of these shares can demand that we register their shares. We must use our best efforts to register these shares for public resale. These agreements limit the number of demand registrations that we are required to make on behalf of the holders. We are not required to comply with this form of demand registration prior to 180 days after the closing of this offering.

If we register any of our equity securities either for our own account or for the account of other security holders, other than with respect to this offering, the holders of these shares are entitled to notice of the registration and may include their shares in the registration. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The rights granted to each holder under the March 30, 2004 registration rights agreement and the November 18, 1999 registration rights agreement will terminate upon the earlier of the fifth anniversary of this offering, or when such holder owns less than 1% of our common stock and is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned:

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is an entity which or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of our company.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contains provisions that may have the effect of discouraging a potential acquisition proposal and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Classified Board of Directors. Our board of directors is divided into three classes of directors. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships.

Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and bylaws provides that members of our board of directors may not be removed without cause. Our bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action; Special Meeting of Stockholders by Written Consent. Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board, chief executive officer or a majority of our directors.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede or discourage any attempt to effect a change of control of our company.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	acts or omissions that the director believes to be contrary to our or our stockholders’ best interests, that involve a reckless disregard for the director’s duty to us or our stockholders or that constitute an unexcused pattern of inattention amounting to abdication of the director’s duty to us or our stockholders;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders and loans to directors and officers.

This provision does not affect a director’s liability under the federal securities laws. To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We have applied to include our common stock on the Nasdaq National Market under the symbol “ODMO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock in the public market or the availability of any shares of common stock in the public market for sale will have on the prevailing market price of the common stock from time to time. If sales of substantial amounts of common stock (including shares of common stock issued on the exercise of outstanding options) occur, or if there is a perception that such sales could occur, the prevailing market price of our common stock could decline and could impair our ability to raise capital through a future sale of our equity securities.

When this offering is completed, we will have a total of                     shares of common stock outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of              , 2004 and assumes no exercise of outstanding options. The                     shares offered by this prospectus will be freely tradable, unless they are held by our “affiliates,” as defined in Rule 144 under the Securities Act. The remaining                     shares are “restricted,” which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. Subject to the lock-up agreements described below, these restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration under Rules 144, 144(k) or 701, which rules are summarized below.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate of Odimo Incorporated or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of Odimo Incorporated, would be entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which the seller first files the Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k), a person who has not been an “affiliate” of Odimo at any time during the three months before a sale, and who has beneficially owned the shares of common stock proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate” from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from Odimo Incorporated by its employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares of common stock must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock incentive plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.

Stock Incentive Plan

As soon as practicable following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Stock Incentive Plan. Such registration statement will automatically become effective immediately upon filing. Shares registered under the registration statement on Form S-8 will be eligible for immediate sale in the public market, subject to the Rule 144 volume limitations applicable to the affiliates and the applicable lock-up agreements described below.

Based on 2,605,398 shares of common stock reserved for issuance pursuant to our Stock Incentive Plan, as well as options to purchase 11,379,373 shares of common stock outstanding at March 31, 2004 under the Stock Incentive Plan, the registration statement on Form S-8 would cover 13,984,771 shares of common stock issuable or reserved for issuance under the Stock Incentive Plan.

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the Stock Incentive Plan.

Lock-Up Agreements

The holders of                     shares of common stock have agreed to a 180-day “lock-up” with respect to these shares. See “Underwriting” for additional details. After the 180-day lock-up period, these shares may be sold in the public market, subject to compliance with Rule 144, Rule 144(k) or Rule 701. At any time without notice, CIBC World Markets Corp. may, in its sole discretion, release all or some of the securities subject to these lock-up agreements.

Registration Rights

After the completion of this offering, holders of approximately 99,086,703 shares of our common stock will have the right, subject to various conditions and limitations, to require us to use our best efforts to register their shares of common stock, subject to the 180-day lock-up arrangement described above, and to include their shares in registration statements relating to our securities. Registration of these shares under the Securities Act would result in the shares becoming freely transferable without restriction immediately upon the effectiveness of the registration statement. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Friedman, Billings, Ramsey & Co., Inc. and Oppenheimer & Co. Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Friedman, Billings, Ramsey & Co., Inc.
Oppenheimer & Co. Inc.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $  per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of  additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $          , and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without Exercise	Total With Full Exercise
	Per Share	of Over-Allotment Option	of Over-Allotment Option

Odimo Incorporated	$	$	$
Selling stockholders

Total

We and the selling stockholders estimate that our portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $          and $          , respectively.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our officers and directors and substantially all of our principal stockholders have agreed to a 180-day “lock up.” This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not, without the prior written consent of CIBC World Markets Corp. acting on behalf of the underwriters:

•	offer, sell, assign, transfer, pledge, encumber, agree or contact to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of; or

•	enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

shares of common stock that they beneficially own, including any option, right or warrant to purchase shares of common stock and securities that are convertible into or exchangeable for shares of common stock.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for the shares. The offering price for the shares has been determined by us, the selling stockholders and the representatives, based on the following factors:

•	the history of and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing Transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-Allotments and Syndicate Covering Transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty Bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Stanley Stern, a managing director of Oppenheimer & Co. Inc., one of the underwriters in the offering, has agreed to become a member of our board of directors upon the closing of this offering. For more information regarding Mr. Stern, see “Management” above. CIBC World Markets Corp., one of the underwriters in this offering holds, through an affiliate, debentures exchangeable for equity that would represent approximately 35% of the outstanding equity in Oppenheimer & Co. Inc.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us and the selling stockholders by Berman Rennert Vogel & Mandler, P.A., Miami, Florida, and Akerman Senterfitt, Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph concerning a 2002 change in the Company’s method of accounting for goodwill) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Odimo Incorporated and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for each of the three years in the period ended December 31, 2003 and the three months ended March 31, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule:

Schedule II — Valuation and Qualifying Accounts	F-27

Schedules not filed herewith are either not applicable, the required information is not material, or the required information is set forth in the consolidated financial statements or footnotes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Odimo Incorporated:

We have audited the accompanying consolidated balance sheets of Odimo Incorporated and subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida

July 12, 2004

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 31,
			March 31
	2002	2003	2004

			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,911	$5,780	$1,227
Accounts receivable	87	372	1,539
Inventories	4,458	6,006	6,043
Prepaid expenses and other current assets	409	593	1,094

Total current assets	11,865	12,751	9,903
PROPERTY AND EQUIPMENT — net	2,082	2,537	2,537
GOODWILL	9,792	9,792	9,792
INTANGIBLE AND OTHER ASSETS — net	7,182	5,325	4,872

TOTAL	$30,921	$30,405	$27,104

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,963	$8,752	$5,837
Accrued liabilities	1,691	3,319	1,662
Current portion of stockholder notes	1,900	2,726	900
Bank credit facility	—	—	1,500

Total current liabilities	7,554	14,797	9,899
STOCKHOLDER NOTES, net of current portion	4,254	2,700	2,475

Total liabilities	11,808	17,497	12,374

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, $0.001 par value, 43,510, 44,905 and 53,719 shares authorized, issued and outstanding at December 31, 2002 and 2003, and March 31, 2004, respectively (liquidation value of $83,756, $93,560 and $119,335 at December 31, 2002 and 2003, and March 31, 2004, respectively)	44	45	54

Common stock, $0.001 par value, 100,000 shares authorized at December 31, 2002 and 2003 and 120,000 shares authorized at March 31, 2004; 15,718 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004	16	16	16
Additional paid-in capital	68,269	69,204	77,400
Deferred stock-based compensation	(2)	—	—
Accumulated deficit	(49,214)	(56,357)	(62,740)

Total stockholders’ equity	19,113	12,908	14,730

TOTAL	$30,921	$30,405	$27,104

See notes to the consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
NET SALES	$24,207	$27,520	$41,694	$7,612	$10,444

COST OF SALES	18,440	19,932	29,945	5,528	7,376

Gross profit	5,767	7,588	11,749	2,084	3,068

OPERATING EXPENSES:
Fulfillment	1,155	1,830	2,589	389	669
Marketing	4,269	2,179	3,709	695	1,113
General and administrative	9,717	7,201	8,461	1,827	1,978
Stock-based compensation	41	39	2	1	4,689
Depreciation and amortization	4,753	2,529	3,024	667	749
Termination expense	2,264	—	—	—	—

Total operating expenses	22,199	13,778	17,785	3,579	9,198

LOSS FROM OPERATIONS	(16,432)	(6,190)	(6,036)	(1,495)	(6,130)

INTEREST INCOME (EXPENSE), Net	347	1	(1,107)	(152)	(253)

NET LOSS	(16,085)	(6,189)	(7,143)	(1,647)	(6,383)
DIVIDENDS TO PREFERRED STOCKHOLDERS	(4,025)	(4,047)	(4,519)	(1,128)	(7,716)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(20,110)	$(10,236)	$(11,662)	$(2,775)	$(14,099)

Net loss per common share attributable to common stockholders:
Basic and diluted	$(1.29)	$(0.65)	$(0.74)	$(0.18)	$(0.90)

Weighted average number of shares:
Basic and diluted	15,618	15,689	15,718	15,718	15,718

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Preferred Stocks		Common Stock
					Additional	Deferred		Total
		Par		Par	Paid-in	Stock-Based	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Compensation	Deficit	Equity

BALANCE — December 31, 2000	26,263	$26	15,618	$16	$62,932	$(87)	$(26,940)	$35,947
Amortization of deferred stock-based compensation						41		41
Forfeiture of stock options					(5)	5
Issuance of convertible preferred stock	1,651	2			2,262			2,264
Net loss							(16,085)	(16,085)

BALANCE — December 31, 2001	27,914	28	15,618	16	65,189	(41)	(43,025)	22,167
Amortization of deferred stock-based compensation						39		39
Issuance of warrants					375			375
Issuance of common stock			100		35			35
Issuance of convertible preferred stock and warrants	15,596	16			2,670			2,686
Net loss							(6,189)	(6,189)

BALANCE — December 31, 2002	43,510	44	15,718	16	68,269	(2)	(49,214)	19,113
Amortization of deferred stock-based compensation						2		2
Issuance of convertible preferred stock and warrants	1,395	1			499			500
Issuance of warrants					436			436
Net loss							(7,143)	(7,143)

BALANCE — December 31, 2003	44,905	45	15,718	16	69,204	—	(56,357)	12,908
Issuance of stock options to employees					4,689			4,689
Issuance of convertible preferred stock	3,234	3			3,393			3,396
Issuance of convertible preferred stock and warrants in connection with conversion of debt	5,580	6			6,431			6,437
Dividend to preferred stockholders					(6,317)			(6,317)
Net loss							(6,383)	(6,383)

BALANCE — March 31, 2004 (unaudited)	53,719	$54	15,718	$16	$77,400	$—	$(62,740)	$14,730

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
OPERATING ACTIVITIES:
Net loss	$(16,085)	$(6,189)	$(7,143)	$(1,647)	$(6,383)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,753	2,529	3,024	667	749
Loss on disposal of property and equipment	17		12
Stock-based compensation	41	39	2	1	4,689
Amortization of supply agreement	533	162	61	11	4
Amortization of discount on stockholder notes		29	608	43	174
Termination expense	2,264
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	294	247	(285)	(83)	83
Decrease (increase) in inventories	1,250	1,623	(1,548)	207	(37)
Decrease (increase) in prepaid expenses and other current assets	1,232	(233)	(184)	(190)	(501)
(Increase) decrease in other assets	(100)	15	(1)	(6)
Increase (decrease) in accounts payable	434	(1,332)	4,789	(634)	(2,915)
(Decrease) increase in accrued liabilities	(479)	161	1,628	(1,154)	(1,391)

Net cash (used in) provided by operating activities	(5,846)	(2,949)	963	(2,785)	(5,528)

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,085)	(723)	(1,694)	(293)	(300)

FINANCING ACTIVITIES:
Proceeds from stockholder notes		2,000	3,000
Payments on stockholder notes			(3,900)	(225)	(225)
Net borrowings under bank credit facility					1,500
Proceeds from issuance of convertible preferred stock and warrants			500
Proceeds from issuance of common stock		35

Net cash provided by (used in) financing activities	—	2,035	(400)	(225)	1,275

DECREASE IN CASH AND CASH EQUIVALENTS	(6,931)	(1,637)	(1,131)	(3,303)	(4,553)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,479	8,548	6,911	6,911	5,780

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,548	$6,911	$5,780	$3,608	$1,227

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

Interest paid	$—	$—	$379	$99	$63

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of convertible preferred stock and warrants in asset purchase		$2,686

Issuance of notes in asset purchase		$4,500

Issuance of warrants to purchase convertible preferred stock		$375	$436

Issuance of convertible preferred stock for termination of joint venture agreement	$2,264

Conversion of stockholder notes (including accrued interest of $266) into convertible preferred stock and warrants					$2,266

Subscription receivable from the issuance of convertible preferred stock					$1,250

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. GENERAL

Business — Odimo Incorporated and subsidiaries (the “Company”) is an online retailer of brand name watches, luxury goods, high quality diamonds and fine jewelry. The Company was incorporated in January 1998 and is based in Sunrise, Florida. The Company currently operates three web sites, www.diamond.com, www.ashford.com, and www.worldofwatches.com.

Operating Losses and Liquidity — The Company has had significant losses since inception and has not generated positive net cash flows from operations. The Company believes that its current cash and cash equivalents, availability from its new $3.0 million bank credit facility, $2.75 million in proceeds from the issuance of Series C convertible preferred stock, and the expected growth in cash from future operations will be sufficient to fund its operations and anticipated capital expenditures for at least the next twelve months. However, if future net sales do not increase or if the usage of cash is greater than expected, the Company’s liquidity could be strained, and management may have to seek additional funds through equity or debt financing. The Company is currently negotiating with a financial institution for a secured credit facility to be used for working capital. Under the proposed secured credit facility, the Company would be able to borrow up to either $7.0 million or $12.0 million depending on the time of year and subject to the Company’s inventory levels. One of the Company’s stockholders has agreed to guarantee the Company’s repayment obligation under the proposed credit facility. There can be no assurance that the Company will be able to obtain such additional financing or that, if obtained, such financing would be on terms favorable to the Company. In the event this proposed credit facility does not close, the referenced stockholder has agreed to provide to the Company up to $7.0 million of equity, or if unable to consummate an equity financing agreeable to the Company, debt financing of up to $7.0 million, with a maturity date no earlier than December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements reflect the financial position and results of operations of Odimo Incorporated and its wholly-owned subsidiaries on a consolidated basis.

Unaudited Interim Results — The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and 2004, and the consolidated statement of changes in stockholders’ equity for the three months ended March 31, 2004, are unaudited. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2003 and 2004 are also unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the consolidated annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the three months ended March 31, 2003 and 2004. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any future year.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the reserve for sales returns, the carrying value of inventories, goodwill and other long-lived assets, the deferred tax asset valuation reserve, and the estimated fair value of stock based compensation. Actual results could differ from those estimates.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Concentration of Risk — The Company maintains the majority of its cash and cash equivalents in accounts with one financial institution in the United States of America, in the form of demand deposits and money market accounts. Deposits in this bank may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company purchased a significant portion of its diamonds from several affiliated diamond suppliers, none of which represented more than 10% of the Company’s total diamond purchases. In addition, the Company purchases watches, jewelry and luxury goods from unaffiliated vendors with whom the Company does not maintain a contractual relationship. During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company did not purchase goods from any unaffiliated vendor that represented more than 10% of the Company’s total purchases from unaffiliated vendors.

Other Risks — The Company is subject to certain risks which include, but are not limited to: limited operating history, brand owners’ objections to the Company’s pricing on sales of merchandise purchased in the parallel markets, non-guaranteed supply of watches and luxury goods, susceptibility to general economic downturns, competition from traditional retailers, dependence on third-party carriers, dependence on the Internet and related security risks, and the uncertain ability to protect proprietary intellectual property.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is restricted cash of approximately $410,000, $645,000 and $710,000 (unaudited) as of December 31, 2002 and 2003 and March 31, 2004, respectively, which consist of cash pledged as collateral to a credit card processing company.

Accounts Receivable — Accounts receivable are carried at amounts management deems collectible. Accordingly, an allowance is provided in the event an account is considered uncollectible. As of December 31, 2002 and 2003 and March 31, 2004, no such allowances have been provided as management believes all accounts receivable at such dates are fully collectible. As of March 31, 2004, accounts receivable also included a $1.25 million (unaudited) subscription receivable related to the issuance of convertible preferred stock during March 2004 (see Note 13) which was collected by the Company in April 2004.

Inventories — Inventories, which consist of brand name watches, luxury goods, diamonds, and diamond-related and fine jewelry are stated at the lower of cost or market (using the first-in, first-out method). The Company also maintains consigned inventories, consisting primarily of diamonds and watches of approximately $4.5 million, $5.9 million and $4.2 million (unaudited) as of December 31, 2002 and 2003 and March 31, 2004, respectively, which are displayed on the Company’s websites. The consigned diamonds are under certain exclusive supply agreements with related parties (see Note 13). The cost of these consigned inventories and the related contingent obligation are not included in the Company’s consolidated balance sheets. At the time consigned inventories are sold and the sale is recorded, the Company also records the cost of the merchandise purchased in accounts payable and in cost of sales.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized by the straight-line method over the remaining term of the applicable lease or their useful lives, whichever is shorter. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the consolidated statement of operations.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Software and Website Development Costs — The Company capitalizes internally developed software and website development costs in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use. The ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to estimated economic life and changes in software and hardware technologies.

Long-Lived Assets — Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is initially estimated by comparison of the carrying amount of the asset to the net future undiscounted cash flows expected to be generated by the asset. To the extent future undiscounted cash flows are less than the carrying amount, an impairment loss would be recognized.

Goodwill — Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of a business acquired in 2000 and accounted for under the purchase method.

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. The Company completed its annual assessment as of December 31, 2003 and determined that there was no impairment of goodwill.

Pro forma net loss for the year ended December 31, 2001, adjusted to eliminate the historical amortization of goodwill, is as follows (in thousands):

2001

Reported net loss attributable to common stockholders	$(20,110)
Add back: goodwill amortization	1,781

Pro forma net loss attributable to common stockholders	$(18,329)

Net loss per share:
Basic and diluted — as reported	$(1.29)

Basic and diluted — pro forma	$(1.17)

Intangible Assets — Intangible assets are recorded at amortized cost and consist primarily of marketing-related intangible assets (trademarks, tradenames and Internet domain names). Intangible assets are amortized on a straight-line basis over their estimated useful life which range from 4 to 5 years.

Warranty Costs — The Company records an accrual for costs that it estimates will be needed to cover future product warranty obligations for watches sold. This estimate is based upon the Company’s historical experience as well as current sales levels.

Fair Value of Financial Instruments — The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying fair values due to their short-term nature. The fair value of the stockholder notes approximate fair value primarily because the notes bear interest at rates comparable to the market rates for debt instruments with similar maturities and terms as of December 31, 2002 and 2003 and March 31, 2004.

Revenue Recognition — Net sales consist of revenue from the sale of the Company’s products and upgrades to the Company’s standard free shipping, net of estimated returns and promotional discounts. The

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Company recognizes revenues when all of the following have occurred: persuasive evidence of an agreement with the customer exists; products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable; and collectibility of the selling price is reasonably assured. The Company has evaluated Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and has determined it does not function as an agent or broker for its suppliers; therefore, the Company has recorded the gross amount of product sales and related costs instead of a net amount earned.

The Company requires payment at the point of sale. Any amounts received prior to delivery of goods to customers are recorded as deferred revenue. As of December 31, 2002 and 2003 and March 31, 2004, the Company had deferred revenue of approximately $201,000, $466,000 and $405,000 (unaudited), respectively, and is included in accrued liabilities in the accompanying consolidated balance sheets. The Company offers a return policy of generally 15 to 30 days and provides a reserve for sales returns during the period in which the sales are made. At December 31, 2002 and 2003 and March 31, 2004, the reserve for sales returns was approximately $175,000, $355,000 and $40,000 (unaudited), respectively, and was recorded as an accrued liability in the accompanying consolidated balance sheets. Net sales and cost of sales reported in the consolidated statement of operations are reduced to reflect estimated returns.

Cost of Sales — Cost of sales includes the cost of products sold to customers, including inbound shipping costs and assembly costs. Cost of sales also includes amortization of the inventory related intangible asset (see Note 6). For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company recorded amortization of approximately $533,000, $162,000, $61,000, $11,000 (unaudited) and $4,000 (unaudited), respectively, related to the intangible asset, which is included in cost of sales in the accompanying consolidated statements of operations.

Fulfillment Expenses — Fulfillment expenses include outbound freight paid by the Company (approximately $0.7 million, $1.0 million, $1.4 million, $0.2 million (unaudited) and $0.5 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively, commissions paid to sales associates, credit card processing fees and packaging and other shipping supplies. Commissions are paid based on a percentage of the price of goods sold and are expensed when the goods are sold.

Marketing Expenses — Marketing expenses consist primarily of online advertising costs, affiliate program fees and commissions, public relations costs and other marketing expenses. Advertising costs are expensed as incurred. Costs of advertising associated with print and other media are expensed when such services are used. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Advertising expense was approximately $2.5 million, $1.6 million, $2.1 million, $0.4 million (unaudited) and $0.8 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

General and Administrative Expenses — General and administrative expenses include payroll and related employee benefits (excluding employee stock-based compensation), costs to maintain the Company’s websites, professional fees, insurance, rent, travel and other general corporate expenses.

Stock-based Compensation — The Company accounts for stock-based compensation paid to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB Opinion 25”), Accounting for Stock Issued to Employees and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 (“FIN 44”). Compensation for stock options granted to employees (including members of its board of directors), if any, is measured as the excess of the market price of the Company’s stock at the date of grant over the amount the employee

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

must pay to purchase the stock. Any compensation expense related to such grants are deferred and amortized to expense over the vesting period of the related options.

Compensation expense related to options granted to non-employees is calculated using the fair-value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123 established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to account for stock options granted to employees, as prescribed by APB Opinion 25, and has adopted the disclosure-only requirements of SFAS No. 123.

Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant, the Company’s pro forma net loss attributable to common stockholders and net loss per share would have been as shown below (in thousands, except per share data):

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net loss attributable to common stockholders, as reported	$(20,110)	$(10,236)	$(11,662)	$(2,775)	$(14,099)
Add: Stock-based compensation expense, as reported	41	39	2	1	4,689
Deduct: Stock-based employee compensation expense determined under fair-value-based method	(458)	(406)	(76)	(41)	(5,606)

Pro forma net loss	$(20,527)	$(10,063)	$(11,736)	$(2,815)	$(15,016)

Net loss per share:
Basic and diluted — as reported	$(1.29)	$(0.65)	$(0.74)	$(0.18)	$(0.90)

Basic and diluted — pro forma	$(1.31)	$(0.68)	$(0.75)	$(0.18)	$(0.96)

The fair value of each option grant under the Company’s stock incentive plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of stock options granted during each of the years ended December 31, 2001, 2002 and 2003 and during the three months ended March 31, 2004 was $0.83, $0.06, $0.11 and $0.21 (unaudited), respectively. The following weighted average assumptions were used for grants for each of the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2004

				(unaudited)
Dividend yields	0%	0%	0%	0%
Volatility	70%	70%	70%	70%
Risk-free interest rate	4.58%	3.03%	2.87%	2.79%
Expected life (years)	5	5	5	5

Income Taxes — The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and with respect to the benefit from utilizing tax loss carryforwards. Deferred tax assets and liabilities are reflected at currently

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is prohibited or uncertain.

Loss Per Share — Basic loss per share is computed based on the average number of common shares outstanding and diluted earnings per share is computed based on the average number of common and potential common shares outstanding under the treasury stock method. The calculation of diluted loss per share was the same as the basic loss per share for each period presented since the inclusion of potential common stock in the computation would be antidilutive.

All of the Company’s outstanding convertible preferred stock, preferred stock warrants and stock options during the respective periods have been excluded from the calculations because the effect on net loss per share would have been antidilutive.

For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, dividends to preferred stockholders includes approximately $4.0 million, $4.0 million, $4.5 million, $1.1 million (unaudited) and $1.4 million (unaudited) of cumulative dividends on the Company’s convertible preferred stock (see Note 11). For the three months ended March 31, 2004 dividends to preferred stockholders also includes approximately $6.3 million (unaudited) related to the issuance of Series C convertible preferred stock to existing stockholders (see Notes 8 and 13). This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.

Segments — The Company has one operating segment, online retail of brand name watches, other luxury goods, diamonds, and fine jewelry. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented and the Company does not have any long-lived assets located in foreign countries.

New Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 clarifies the requirements of Statement of Financial Accounting Standards No. 5, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which addresses consolidation of variable interest entities by business enterprises that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the enterprise will hold a significant variable interest, or have significant involvement. FIN 46 is effective as of the first interim period beginning after June 15, 2003. However, an October 2003 FASB Staff Position deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 and non-registered investment companies. The Company has no interests in variable interest entities and the adoption of FIN 46 did not have an impact on the results of operations or the financial position of the Company.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial statements.

3. ASSET PURCHASE

In December 2002, the Company executed an asset purchase agreement (the “Agreement”) with Ashford.com Inc. (“Ashford”), a wholly-owned subsidiary of GSI Commerce, Inc. (“GSI”), setting forth the terms and conditions of the asset purchase. Pursuant to the Agreement, the Company purchased the www.ashford.com domain name and related trademarks and tradenames, incomplete individual customer information (e.g., e-mail addresses with no physical address, e-mail addresses with no additional corresponding customer information, names and addresses with no e-mail address, etc.) for customers who had placed orders through the www.ashford.com website during the nine months that GSI operated it (which did not include any customers prior to GSI’s acquisition of Ashford) (the “Purchased Assets”), and limited items of pre-selected remaining inventory (the “Pre-Selected Inventory”).

In consideration for the Purchased Assets, the Company issued GSI a $4.5 million secured subordinated note payable over five years and approximately 15,596,000 shares (and warrants to purchase approximately 2,676,000 shares) of the Company’s Series D Convertible Preferred Stock (the “Series D”) with an estimated fair value of approximately $2.7 million, for a total consideration of approximately $7.2 million. The Company has assigned the value of the total consideration given to a marketing related intangible asset with an estimated useful life of four years (see Note 6). None of the consideration given was assigned to a customer related intangible asset as the Company was able to subsequently determine that net sales to customers included as part of the incomplete individual customer information obtained was not significant compared to the Company’s total 2003 net sales.

To accommodate the purchase, the Company also purchased the Pre-Selected Inventory for approximately $1.1 million in cash.

In addition, per the Agreement, GSI has a right to receive 10% of the Company’s annual consolidated EBITDA, if positive, as defined in the Agreement (the “EBITDA Payment”), from 2003 through 2007 up to a maximum aggregate amount of $2.0 million. As of December 31, 2002, the Company could not determine if the conditions requiring the EBITDA Payment would be met and therefore did not record a liability as of December 31, 2002. The Company will record the EBITDA Payment when the conditions are met and the EBITDA Payment becomes due. During 2003, the conditions requiring payment have not been met and therefore no amounts were recorded as of December 31, 2003.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

4. INVENTORIES

Inventories consist of the following (in thousands) as of:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Diamonds	$915	$621	$1,111
Fine jewelry	1,380	1,465	1,627
Watches	2,059	2,759	2,077
Luxury goods	104	1,161	1,228

Total inventories	$4,458	$6,006	$6,043

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands) as of:

	Estimated	December 31,
	Useful Lives			March 31,
	(in Years)	2002	2003	2004

				(unaudited)
Computers, software and equipment	3	$5,325	$6,671	$6,776
Leasehold improvements	4	798	813	813
Furniture and fixtures	5	505	497	497
Automobiles	4	50	50	50

		6,678	8,031	8,136
Less: accumulated depreciation		(4,596)	(5,824)	(6,124)

		2,082	2,207	2,012
Software development in process			330	525

Property and equipment — net		$2,082	$2,537	$2,537

Depreciation expense amounted to approximately $1.7 million, $2.0 million, $1.2 million, $0.2 million (unaudited) and $0.3 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004, respectively.

Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs. Amortization begins in the period in which the software is ready for its intended use. The Company had no unamortized internally developed computer software (other than the software development in process reflected above) and website development costs at December 31, 2003.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

6. INTANGIBLE AND OTHER ASSETS

Intangible and other assets consist of the following (in thousands) as of:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Marketing-related:
www.diamond.com domain name	$2,137	$2,137	$2,137
www.ashford.com domain name	7,186	7,186	7,186
Affinity phone number	288	288	288
Inventory-related:
2000 Supply Agreement	1,616	1,616	—

	11,227	11,227	9,611
Less: accumulated amortization	(4,126)	(5,983)	(4,820)

Intangibles—net	7,101	5,244	4,791
Other assets	81	81	81

Total	$7,182	$5,325	$4,872

Other assets consist primarily of deposits. Amortization expense for marketing-related intangible assets amounted to approximately $1.3 million, $0.5 million, $1.8 million, $0.5 million (unaudited) and $0.5 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Amortization expense for inventory-related intangible assets is included in cost of sales (see Note 2).

As of December 31, 2003, the www.diamond.com domain name and the affinity phone number assets were fully amortized. As of March 31, 2004, the 2000 Supply Agreement was fully amortized and was written-off due to the related agreements being terminated (see Note 13).

The future amortization expense of the intangible assets as of December 31, 2003 is as follows (in thousands):

	Marketing	Inventory
Year	Related	Related	Total

2004	$1,437	$4	$1,441
2005	1,437	—	$1,437
2006	1,437	—	$1,437
2007	929	—	$929

	$5,240	$4	$5,244

7. BANK CREDIT FACILITY

In March 2004, the Company obtained a bank credit facility with a local financial institution that allows the Company to borrow up to $3.0 million. The bank credit facility matures in March 2005. The outstanding advances ($1.5 million (unaudited) as of March 31, 2004) are charged interest at the bank’s floating base rate (4% per annum at March 31, 2004). The bank credit facility is guaranteed by certain stockholders, including the Company’s chief executive officer and president. The guarantor stockholders have agreed to indemnify each other against losses resulting from their guaranties for amounts in excess of a certain amount calculated based on their pro rata ownership of the Company.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

8. STOCKHOLDER NOTES

As discussed in Note 3, during December 2002, the Company issued a five year $4.5 million secured subordinated note as part of the purchase price of the Purchased Assets. The secured subordinated note bears interest at 7% per annum, and requires quarterly principal payments of $225,000 which commenced in March 2003 and conclude in December 2007. Interest is payable quarterly in arrears at the same time the quarterly principal payments are required. The secured subordinated note is collateralized by a lien on substantially all of the Company’s assets and is subordinate to any indebtedness to fund the Company’s working capital requirements.

During October 2002, the Company issued to existing stockholders $2.0 million of secured subordinated notes with warrants to purchase approximately 1,080,000 shares of Series C convertible preferred stock. The secured subordinated notes bear interest at 8% per annum, and were scheduled to mature on December 31, 2002. In December 2002, the notes were subsequently amended and restated whereby the maturity date was extended to December 31, 2004. No other terms of the notes were amended or restated. The notes are secured by a first priority security interest in all of the Company’s right, title and interest in and to all of the assets of the Company. The warrants were valued at approximately $375,000 (see Note 11) and were recorded as a discount on the notes. The Company recognized interest expense related to the amortization of the discount on the notes of approximately $29,000, $172,000, $43,000 (unaudited) and $174,000 (unaudited), during each of the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

The outstanding balance of the notes is approximately (in thousands) as of:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Stockholder notes	$6,500	$5,600	$3,375
Less: Unamortized discount	(346)	(174)	—

	6,154	5,426	3,375
Less: Current portion	(1,900)	(2,726)	(900)

Total	$4,254	$2,700	$2,475

The stockholder notes mature as follows as of December 31, 2003 (in thousands):

Year	Amount

2004	$2,900
2005	900
2006	900
2007	900

Total	$5,600

In March 2004, $2.0 million of stockholder notes and accrued interest of approximately $266,000 were converted into approximately 5,580,000 shares of Series C, with warrants to purchase approximately 837,000 shares of Series C at approximately $0.36 per share. The Series C and warrants were valued at approximately $6.4 million based on the estimated fair value of the Company’s Series C with consideration given to the anticipated initial public offering. The warrants are exercisable effective March 20, 2004 and expire March 20, 2014. The difference of approximately $4.1 million between the estimated fair value of the Series C and warrants and the approximately $2.3 million carrying value (including approximately $266,000 of accrued interest) of the stockholder notes was recorded as a preferred dividend to the Series C stockholders.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

In April 2004, $730,000 of stockholder notes were converted into approximately 2,037,000 shares of Series C, with warrants to purchase approximately 306,000 shares of Series C at approximately $0.36 per share. The Series C and warrants were valued at approximately $2.4 million based on the estimated fair value of the Company’s Series C with consideration given to the anticipated initial public offering. The warrants are exercisable effective April 28, 2004 and expire April 28, 2014. The difference of approximately $1.6 million between the estimated fair value of the Series C and warrants and the $730,000 carrying value of the stockholder notes was recorded as a preferred dividend to the Series C stockholder.

9. INCOME TAXES

A reconciliation of the statutory Federal income tax rate to the effective income tax rate for the year ended December 31 is as follows (in thousands, except tax rates):

	2001		2002		2003

	Amount	Rate	Amount	Rate	Amount	Rate

Income taxes at statutory rate	$(5,469)	(34.0)%	$(2,104)	(34.0)%	$(2,429)	(34.0)%
Increase in taxes:
Penalties and fines	2	0.0	118	1.9	1	0.0
Meals and entertainment	14	0.1	11	0.2	9	0.1
Other			1	0.0	2	0.0
Valuation allowance	5,453	33.9	1,974	31.9	2,417	33.9
State income taxes, net of federal income tax benefit	—	—	—	—	—	—

	$—	—%	$—	—%	$—	—%

Deferred income taxes reflect the net of tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands) as of:

	December 31,

	2002	2003

Deferred tax assets:
Noncurrent:
Net operating loss carryforwards	$13,886	$16,293
Property and equipment	227	231
Intangible assets	1,765	1,771

Gross deferred tax assets	15,878	18,295
Valuation allowance	(15,878)	(18,295)

Net deferred tax assets	$—	$—

The Company has net operating loss carryforwards of approximately $45.0 million as of December 31, 2003. The Company’s net operating loss carryforwards will expire beginning in 2019 through 2023. Because it is not more likely than not that sufficient tax earnings will be generated to utilize the net operating loss carryforwards and other deferred tax assets, a corresponding valuation allowance of approximately $15.9 and $18.3 million was established as of December 31, 2002 and 2003, respectively. Additionally, under the Tax Reform Act of 1986, the amounts of, and benefits from, net operating losses may be limited in certain circumstances, including a change in control.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company is obligated under non-cancelable operating lease agreements relating to the Company’s warehouse facilities and offices, which expire in September 2004 and December 2005, respectively. The following is a schedule of the approximate future minimum rental payments under noncancelable operating leases as of December 31, 2003 (in thousands):

Year	Amount

2004	$300
2005	266

Total minimum payments	$566

Rent expense under these operating leases totaled approximately $529,000, $439,000, $455,000, $111,000 (unaudited) and $116,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively, and include payments for operating expenses, such as sales and property taxes and insurance.

Litigation — From time to time, the Company is subject to legal proceedings and claims, including complaints from trademark owners objecting to the Company’s sales of their products below manufacturer’s retail pricing, and/or threatening litigation, in the ordinary course of business. Management currently believes, after considering a number of factors and the nature of the contingencies to which the Company is subject, that the ultimate disposition of these contingencies either cannot be determined at the present time or will not have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

The Company acquires most of the brand name watches and luxury goods products it sells through the parallel market (products are not obtained directly from the brand owners or their authorized distributors). The Company has received in the past, and anticipates that it will receive in the future, communications from brand owners alleging that certain items sold through the Company’s websites infringe on such brand owners’ trademarks, patents, copyrights and other intellectual property rights. The Company is also subject to lawsuits by brand owners and their authorized distributors based on infringement claims.

In March 2004, the Company was sued by Prada S.A. in the U.S. District Court for Massachusetts. Prada alleges in their complaint that the Company violated federal trademark law and Massachusetts state law on unfair and deceptive business practices through the offer and sale of counterfeit Prada branded products. Prada is seeking a permanent injunction prohibiting, among other things, the Company’s sale of all Prada-branded products, as well as money damages (including treble damages for willful infringement). Based on the advice of legal counsel, the Company believes that the lawsuit is without merit and intends to defend the litigation vigorously.

In response to the Prada lawsuit, the Company sued Prada S.A. and Prada USA Corp. in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida for defamation and tortious interference with prospective business relations. The Company is seeking to enjoin Prada S.A. and Prada USA Corp. from accusing the Company of dealing in counterfeit Prada merchandise or infringing Prada’s intellectual property rights, as well as money damages.

The Prada actions are in the preliminary stages and while the Company believes that it has meritorious defenses to Prada’s allegations, the Company can not be certain that these actions, when finally concluded and determined, will not have a material adverse effect on the Company’s business, results of operations and financial condition.

Employment Agreements — In July 2004, the Company entered into employment agreements with four of its executives which provide for an initial term of three years with successive one year extensions unless

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

the Company or the employee provides notice of the intent not to renew the agreement. Under such agreements, the base salaries of these executives collectively amount to $875,000 per year, plus discretionary annual cash bonuses determined by the Company’s board of directors. The agreements also contain certain “non-compete” and “change of control” provisions.

11. CONVERTIBLE PREFERRED STOCK

The Company has authorized and outstanding approximately 43,510,000, 44,905,000, and 53,719,000 (unaudited) shares of convertible preferred stock as of December 31, 2002 and 2003 and March 31, 2004, respectively. Shares of convertible preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company’s board of directors. The Company has designated four series of convertible preferred stock: Series A, B, C and D. All series of convertible preferred stock are at $0.001 par value.

Amounts of convertible preferred stock at December 31, 2002 and 2003 and March 31, 2004 (unaudited) are as follows (in thousands):

	December 31, 2002

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Value

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	44,641
Series C	10,401	10,401	10	14,255	10,401	31,045
Series D	15,596	15,596	16	1,741	15,596	1,370

	43,510	43,510	$44	$58,907	63,100	$83,756

	December 31, 2003

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Value

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	47,541
Series C	11,796	11,796	11	14,681	11,796	36,065
Series D	15,596	15,596	16	1,741	15,596	3,254

	44,905	44,905	$45	$59,333	64,495	$93,560

	March 31, 2004 (unaudited)

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Preference

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	48,266
Series C	20,610	20,610	20	23,926	20,610	60,854
Series D	15,596	15,596	16	1,741	15,596	3,515

	53,719	53,719	$54	$68,578	73,309	$119,335

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The liquidation preference at December 31, 2002 and 2003 and March 31, 2004 (unaudited) is as follows (in thousands):

	December 31, 2002

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	8,390	44,641

Series C	28,584	2,461	31,045

Series D	1,364	6	1,370

	$72,899	$10,857	$83,756

	December 31, 2003

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	11,290	47,541

Series C	32,418	3,647	36,065

Series D	2,815	439	3,254

	$78,184	$15,376	$93,560

	March 31, 2004 (unaudited)

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	12,015	48,266

Series C	56,642	4,212	60,854

Series D	2,968	547	3,515

	$102,561	$16,774	$119,335

The following table summarizes information about convertible preferred stock for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004 (unaudited) (in thousands):

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2000	4,667	$6,678	12,846	$36,251	8,750	$12,000	—	$—
Issuance of Series C					1,651	2,264

Balance, December 31, 2001	4,667	6,678	12,846	36,251	10,401	14,264
Issuance of Series D (see Note 3)							15,596	1,757

Balance, December 31, 2002	4,667	6,678	12,846	36,251	10,401	14,264	15,596	1,757
Issuance of Series C					1,395	427

Balance, December 31, 2003	4,667	6,678	12,846	36,251	11,796	14,691	15,596	1,757
Issuance of Series C (see Notes 8 and 13)					8,814	9,255

Balance, March 31, 2004 (unaudited)	4,667	$6,678	12,846	$36,251	20,610	$23,946	15,596	$1,757

Issuances — During 2001, the Company entered into a termination agreement related to its interest in a proposed joint venture in Europe. In exchange for the execution of the termination agreement, the Company issued approximately 1,651,000 shares of Series C convertible preferred stock to the other joint venture partner. As a result of this agreement, the Company recorded a termination expense approximately

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

$2.3 million, which represented the estimated fair value of the convertible preferred stock at the date of issuance.

During September 2003, the Company sold 1,395,000 shares of Series C and warrants to purchase approximately 209,000 shares of Series C to an existing stockholder for $500,000 in cash.

Conversion and Dividend Features — Each share of Series A, B, C and D is convertible, at the option of the holder, into shares of the Company’s common stock at any time. Additionally, the shares are mandatorily convertible into common stock upon the Company completing the sale of its common stock in an initial public offering (“IPO”) which results in net proceeds to the Company of at least $30 million and the value of the Company immediately prior to such IPO is at least $150 million. In June 2004, the Company entered into a warrant exercise and preferred stock conversion agreement (the “Conversion Agreement”). See Note 14 related to a change in this provision.

The holders of Series D convertible preferred stock are entitled to receive dividends at a rate of 8% per annum of the original Series D issue price prior to any dividend distributions being made by the Company to any of its other stockholders. Subject to the prior rights of Series D, the holders of Series C, and subject to the prior rights of Series D and C, the holders of Series B, and subject to the prior rights of Series D, C and B, the holders of Series A are also entitled to receive dividends at a rate of 8% per annum. Dividends will be payable when and if declared by the board of directors and shall be cumulative, except for Series A. To date, the board of directors has not declared any such dividends.

Common shares issuable upon conversion for Series B in the tables above, include approximately 923,000 shares issuable to Series B holders as a result of anti-dilution adjustment provisions of the Series B.

Liquidation Preferences — In the event of any liquidation, dissolution or winding up of the Company or upon any event which constitutes a deemed liquidation event, either voluntary or involuntary, any payments or distributions to be received by the stockholders of the Company shall be made in the order of priority as follows:

•	Holders of Series D preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the other stockholders including holders of any other series of convertible preferred stock, by reason of their ownership thereof, in cash, an amount per share equal to (a) if the valuation of the Company in connection with a liquidation event is $70 million or less, then 10% of such valuation amount, plus any accrued but unpaid dividends, or (b) if the valuation amount is more than $70 million, then $7 million plus 20% of the valuation amount in excess of $70 million, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series D liquidation amount in full to all holders of Series D, the assets will be distributed ratably to the holders of Series D in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series D liquidation amount to the holders of Series D to the extent there are additional assets available for distribution to stockholders, the holders of Series C are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A, Series B and common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to two times the original Series C issue price, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series C liquidation amount in full to all holders of Series C, the assets will be distributed ratably to the holders of Series C in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series C liquidation amount to the holders of Series C to the extent there are additional assets available for distribution to stockholders, the holders of Series B are entitled to

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A and common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to the original Series B issue price, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series B liquidation amount in full to all holders of Series B, the assets will be distributed ratably to the holders of Series B in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series B liquidation amount to the holders of Series B to the extent there are additional assets available for distribution to stockholders, the holders of Series A are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to the original Series A issue price, plus any accrued but unpaid dividends.

Preferred Stock Warrants — In 2002, in connection with the issuance of $2.0 million in stockholder notes (see Note 8), the Company issued warrants to purchase approximately 1,080,000 shares of Series C at $0.36 per share. The warrants were valued at approximately $375,000 as determined using the Black-Scholes option-pricing model and were recorded as a discount on the notes. The warrants are exercisable effective December 31, 2002 and expire December 31, 2012.

Additionally, in 2002, in connection with the issuance of Series D (see Note 3), the Company issued warrants to purchase 2,676,000 shares of Series D at $0.01 per share. The warrants were valued at approximately $384,000, as determined using the Black-Scholes option-pricing model and taking into effect the liquidation preferences. The warrants are exercisable effective December 6, 2002 and expire December 6, 2012.

In connection with the September 2003 issuance of Series C discussed above, the Company issued warrants to purchase approximately 209,000 shares of Series C at approximately $0.36 per share. The warrants were valued at approximately $73,000 as determined using the Black-Scholes option-pricing model. The warrants are exercisable effective September 15, 2003 and expire September 14, 2013.

Additionally, in 2003, in connection with the issuance of $3.0 million of stockholder notes, the Company issued warrants to purchase approximately 1,256,000 shares of Series C at approximately $0.36 per share. The warrants were valued at approximately $436,000 as determined using the Black-Scholes option-pricing model and were recorded as a discount on the notes and amortized to interest expense. In December 2003, the $3.0 million of stockholder notes were repaid by the Company. The warrants are exercisable effective September 15, 2003 and expire September 14, 2013.

The following table summarizes information about warrants outstanding to acquire convertible preferred stock (amounts in thousands, except exercise price) as of:

	Series C		Series D

	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding – December 31, 2003	2,545	$0.36	2,676	$0.01
Warrants outstanding – March 31, 2004 (unaudited)	3,382	$0.36	2,676	$0.01

The fair value of the warrants issued during 2002 and 2003 were estimated using the following assumptions:

Dividend rate	8.00%
Expected volatility	70.00%
Risk-free interest rate	3.93%
Contract lives (in years)	10

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2003, the Company has approximately 81,710,000 shares of common stock reserved for future conversions of convertible preferred stock and warrants.

12. STOCK OPTION PLAN

The Company adopted its employee stock option plan in 1999. The Plan was amended in April 2004 and renamed the Odimo Incorporated Amended and Restated Stock Incentive Plan (the “Plan”) and reserved for issuance an aggregate of 13,984,771 shares under the Plan. The Plan is administered by the compensation committee of the board of directors, which has discretion over who will receive awards, the type of the awards, the number of shares awarded, and the vesting terms of the awards.

Options granted under the Plan generally vest ratably over the vesting period, which is generally 3 years. Vested options expire 2 to 10 years after vesting. Once vested, the options become exercisable upon the occurrence of a “realization” event (i.e., an IPO, merger, etc.) as defined in the Plan. Upon either an involuntary or voluntary termination of employment, vested options are not forfeited, and must be exercised within three months after a “realization” event. Options granted under the Plan are generally granted at fair value on the date of the grant.

As discussed in Note 2, the Company accounts for stock-based employee compensation arrangements in accordance with APB Opinion 25 and FIN 44. Under APB Opinion 25, compensation expense is recognized as the difference between the fair value of the Company’s stock on the date of grant and the exercise price. During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003, the Company issued options to certain employees under the Plan with exercise prices at or above the estimated fair market value of the Company’s common stock at the date of the grant; therefore no deferred stock-based compensation was recorded during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003. Deferred stock-based compensation is amortized over the vesting period of the awards, generally three years. During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003, the Company recorded compensation expense of approximately $41,000, $39,000, $2,000 and $1,000 (unaudited), respectively, related to the amortization of deferred stock-based compensation. In March 2004, the Company granted employees options to purchase approximately 7,204,000 shares of common stock at an exercise price of $0.35 per share, which vested immediately. Two-thirds of the shares issuable under these options are subject to contractual restrictions on transfer: one-third of the shares issuable upon exercise of the options may only be transferred after the first anniversary of the grant date, and one-third may only be transferred after the second anniversary grant date. The Company recorded approximately $4.7 million of stock-based compensation expense, based on the estimated fair value of the Company’s common stock, with consideration given to the anticipated initial public offering.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). EITF 96-18 requires such equity instruments be recorded at estimated fair value on the measurement date. During the years ended December 31, 2001 and 2003, the Company recorded expenses of $28,000 and $26,000 related to the issuance of stock options to non-employees which is included in general and administrative expenses in the accompanying consolidated statements of operations. No stock options were issued to non-employees during the years ended December 31, 2002.

The stock option transactions related to the Plan are summarized as follows (in thousands, except weighted average exercise price) for the years ended December 31:

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	5,398	$0.70	5,295	$0.68	5,220	$0.68
Granted	170	1.44	70	1.37	285	1.51
Exercised	—	—	—	—	—	—
Canceled	(273)	1.43	(145)	1.12	(910)	1.08

Outstanding at end of year	5,295	$0.68	5,220	$0.68	4,595	$0.65

The following table summarizes information regarding outstanding stock options at December 31, 2003:

		Weighted
		Average

Exercise		Contractual	Exercise	Options	Exercise
Prices	Options	Life	Price	Exercisable	Price

	(in thousands)
$0.29 – $0.50	3,614	8	$0.29	3,591	$0.29
$1.37	346	5	1.37	82	1.37
$1.51 – $1.52	256	5	1.51	256	1.51
$2.82	379	7	2.82	343	2.82

	4,595	8	$0.65	4,272	$0.59

13. RELATED PARTY TRANSACTIONS

Diamond Purchases — The Company purchases certain of its diamonds from The Steinmetz Diamond Group, a stockholder, through its affiliates (“SDG”), and certain other entities (collectively, the “Suppliers”) affiliated with certain stockholders and directors of the Company. During each of the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, purchases from the Suppliers totaled approximately $1.7 million, $1.0 million, $2.9 million, $0.2 million (unaudited) and $0.7 million (unaudited), respectively. As of December 31, 2002 and 2003 and March 31, 2004 the total amount payable to the Suppliers was approximately $212,000, $993,000 and $1.0 million (unaudited), respectively, which amounts are included in accounts payable in the accompanying consolidated balance sheets. Certain of these purchases were made under exclusive supply agreements that were entered into with these entities in January 2000. Pursuant to the terms of these agreements, the Suppliers would supply the Company on consignment an inventory of diamonds to be held at the Company’s offices and a list of certain Suppliers’ inventory to be available for advertisement and display on the Company’s web site.

During 2000, in connection with the exclusive supply agreements, the Company issued approximately 1,233,000 shares of common stock at a price of $0.60 per share to the Suppliers or their affiliates. The Company received cash proceeds of approximately $740,000 from the sale of this common stock. Management estimated the fair value of the Company’s common stock at such date was $1.91 per share. As such, the Company recorded a deferred charge related to these issuances in the amount of approximately $1,616,000. This deferred charge, which is included in intangible assets as the “2000 Supply Agreement” (see Note 6), was being amortized to cost of sales (see Note 2) based on the total amount of estimated purchases under the terms of the agreement. In connection with the 2004 Supply Agreement entered into in March 2004 (as described below), which will decrease the Company’s emphasis on consigned inventory, the Company terminated the exclusive supply agreements that were entered into in January 2000.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Stock Purchase and Supply Agreement — In March 2004, the Company entered into an agreement with SDG, pursuant to which SDG may provide the Company with $4.0 million of independently certified diamonds through April 2007 at cash market prices with extended payment terms. The Company sold to SDG approximately 3,234,000 shares of Series C at $0.39 per share in March 2004 and extended a right to this affiliate to acquire an additional approximately 1,816,000 shares at $0.41 per share in the first quarter of 2005 and approximately 1,678,000 shares at $0.45 per share in the first quarter of 2006. In order to purchase the second installment of shares, SDG must maintain a $4.0 million supply of available inventory in 2004. In order to purchase the third installment of shares, SDG must maintain $5.0 million of available inventory in 2005. If SDG purchases the third installment, it must supply the Company with $6.0 million of diamond inventory shortly thereafter. In addition, the Company granted SDG the right of first refusal to provide the Company diamonds and fine jewelry based on the Company’s projected purchase needs.

During June 2004, the Company amended the stock purchase agreement whereby SDG is no longer required to maintain the indicated level of inventory in order to obtain the right to purchase the remaining shares under the terms of the original agreement. Upon execution of the amended agreement, SDG exercised its right to purchase the remaining shares, for which the Company received $1.5 million during June 2004. In addition, during June 2004 the Company entered into a separate supply agreement which obligates SDG to supply inventory that includes similar terms related to the supply of available inventory through 2006 as described above.

In connection with this transaction, the Company recorded an inventory-related intangible asset of approximately $0.4 million in June 2004, based on the estimated fair value of the supply agreement. In addition, the Company recorded preferred dividends of approximately $2.2 million (unaudited) and $1.7 million (unaudited) during March 2004 and June 2004, respectively, based on the excess of the estimated fair value of the Company’s Series C (with consideration given to the anticipated initial public offering) over the consideration received by the Company. This inventory-related intangible asset will be amortized to cost of sales (see Note 2) over the term of the supply agreement.

Other Inventory Purchases—The Company purchases watches from an entity controlled by a stockholder who formerly owned and controlled www.worldofwatches.com. During each of the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company had purchases from the entity controlled by the stockholder of approximately $2.2 million, $2.0 million, $3.2 million, $0.6 million (unaudited) and $0.5 million (unaudited), respectively. As of December 31, 2002 and 2003 and March 31, 2004, the total amounts payable to the entity controlled by the stockholder was $390,000, $62,000 and $111,000 (unaudited), respectively, which are included in accounts payable in the accompanying consolidated balance sheets.

Use of Jet Aircraft—From time to time, the Company reimburses Mey-Al Corporation, an entity owned and controlled by the Company’s President and CEO, for the use of an aircraft by the executive officers of the Company for business-related purposes. For the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, the Company paid Mey-Al Corporation an aggregate amount of approximately $76,000, $22,000, $57,000, $18,000 (unaudited) and $43,000 (unaudited), respectively, for the use of the aircraft.

14. SUBSEQUENT EVENTS

Initial Public Offering — The Company’s board of directors has authorized the filing of a registration statement relating to an IPO. In connection with the IPO, the Company anticipates that a common stock reverse split will be effected upon the closing of the IPO.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

In accordance with the Conversion Agreement entered into in June 2004 (see Note 11), holders of the Company’s Series A, B, C and D preferred stock and warrants have agreed, contemporaneously with the IPO, that each warrant shall be exercised to purchase shares of convertible preferred stock and all shares of Series A, B, C and D preferred stock shall be converted into shares of common stock.

The exercise of warrants and conversion of preferred stock is contingent upon the IPO resulting in gross proceeds to the Company of at least $20 million and the value of the Company’s outstanding equity immediately prior to the IPO being at least $100 million. The Conversion Agreement terminates if such an IPO is not consummated by December 31, 2004 or if the proposed IPO is sooner terminated.

********

ODIMO INCORPORATED AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Charged to
		Revenue,
	Beginning	Costs or		Balance
Description	of Period	Expenses	Deductions(1)	at End of

Reserve deducted from asset to which it applies:
Year Ended December 31, 2003
Reserve for deferred income tax assets	$15,878	$2,417	$—	$18,295
Year Ended December 31, 2002
Reserve for deferred income tax assets	$13,904	$1,974	$—	$15,878
Year Ended December 31, 2001
Reserve for deferred income tax assets	$8,451	$5,453	$—	$13,904

Reserves recorded as accrued liabilities:
Year Ended December 31, 2003
Reserve for sales returns	$175	$5,620	$5,440	$355
Year Ended December 31, 2002
Reserve for sales returns	$70	$3,745	$3,640	$175
Year Ended December 31, 2001
Reserve for sales returns	$50	$3,550	$3,530	$70

(1)	Consists of actual sales returns in each period.

[Inside back cover artwork containing pictures of diamonds, diamond jewelry, watches and other products and the Odimo logo]

                                 Shares

Common Stock

PROSPECTUS

                    , 2004

CIBC World Markets	Friedman Billings Ramsey

Oppenheimer & Co. Inc.

You should rely on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus it not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until             , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.     Other Expenses of Issuance and Distribution

The following table sets forth various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market application fee.

Amount to
be Paid

SEC registration fee	$7,286
NASD filing fees	6,250
Nasdaq Stock Market listing application fee	100,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	$ *

*	To be completed by amendment.

Item 14.     Indemnification of Officers and Directors

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws, in each case, that will be adopted upon consummation of this offering, will include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We intend to enter into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation, assuming it is approved by our stockholders, and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving one of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of our officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

The indemnification provisions in our certificate of incorporation and bylaws, assuming each are approved by our stockholders, and the indemnification agreements to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.     Recent Sales of Unregistered Securities

During the past three years, we have sold or issued securities without registration under the Securities Act. All share and per share amounts below have been adjusted to reflect the conversion or reclassification of our outstanding preferred stock into common stock at or before the closing of this offering and to reflect the 1 for                     reverse split of our common stock to be effected at or before the closing of this offering.

1.	In April 2002, in connection with a settlement agreement, and in consideration for the release of certain claims against us, we issued an aggregate of 100,000 shares of common stock to Neeraj Gupta (29,900), Sachin Gupta (30,000), Aamba Ma Family Trust (40,000), and Rosy Star, Inc. (100).

2.	On October 22, 2002, in connection with a note purchase agreement, we sold promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase 835,888 shares of Series C Convertible Preferred Stock for an aggregate sale price of $2,000,000 to six investors.

3.	On December 31, 2002, in connection with a note exchange agreement, we sold promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase 1,080,147 shares of Series C Convertible Preferred Stock in exchange for the cancellation of the promissory notes and warrants described in paragraph (4) above, to six investors.

4.	On December 6, 2002, in connection with an asset purchase agreement, we issued 15,596,183 shares of Series D Convertible Preferred Stock and a warrant to purchase 2,676,303 shares of Series D Convertible Preferred Stock to GSI Commerce Solutions, Inc.

5.	On September 15, 2003, in connection with a stock purchase agreement, we sold 1,395,089 shares of Series C Convertible Preferred Stock and warrants to purchase 209,263 shares of Series C Convertible Preferred Stock to Tarplay Property Holdings, Inc. for a aggregate purchase price of $500,000.

6.	On September 15, 2003, in connection with a note purchase agreement, we sold promissory notes in the aggregate principal amount of $3,000,000 and warrants to purchase 1,255,580 shares of Series C Convertible Preferred Stock for an aggregate sale price of $3,000,000 to six investors.

7.	As of March 30, 2004 and June 11, 2004 in connection with a stock purchase agreement, we sold 6,728,331 shares of Series C Convertible Preferred Stock to SDG Marketing, Inc. for a purchase price of $2,750,000.

8.	On March 30, 2004, in connection with a note exchange agreement, we issued an aggregate of 5,580,355 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 837,054 shares of Series C Convertible Preferred Stock in exchange for promissory notes in the aggregate principal amount of $2,000,000, plus accrued interest, to six investors.

9.	On April 28, 2004, in connection with a note exchange agreement, we issued to GSI Commerce Solutions, Inc. 2,036,830 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 305,525 shares of Series C Convertible Preferred Stock in exchange for the cancellation of $730,000 principal amount of a promissory note, plus accrued interest.

10.	We have granted stock options to employees, consultants and directors under our Stock Incentive Plan covering an aggregate of 11,379,373 shares of our common stock, at a weighted average exercise price of $0.47 per share.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (9) by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering.

The issuances described in paragraph (10) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16.     Exhibits and Financial Statement Schedules

(A)	Exhibits:

Exhibit
Number		Description of Document

1.1*	—	Form of Underwriting Agreement.
2.1	—	Asset Purchase Agreement among registrant and Ashford.com, Inc. dated December 6, 2002.
3.1	—	Form of Amended and Restated Certificate of Incorporation to be adopted upon the closing of the offering made hereby.
3.2	—	Form of Amended and Restated Bylaws to be adopted upon the closing of the offering made hereby.
4.1*	—	Specimen Stock Certificate.
4.2.1	—	Investors’ Rights Agreement dated November 18, 1999 by and between the registrant and certain holders of the registrant’s capital stock.
4.2.2	—	Amended and Restated Registration Rights Agreement dated March 30, 2004 by and between the registrant and certain holders of the registrant’s capital stock.
5.1*	—	Opinion of Akerman Senterfitt
10.1.1	—	Odimo Incorporated Amended and Restated Stock Incentive Plan.
10.1.2	—	Form of Stock Option Agreement pursuant to the Odimo Incorporated Stock Incentive Plan.
10.2	—	Amended and Restated Series C Convertible Preferred Stock Purchase Agreement dated as of March 30, 2004 between the registrant and SDG Marketing, Inc.
10.3.1	—	Promissory Note dated December 6, 2002 by the registrant in favor of GSI Commerce Solutions, Inc.
10.3.2	—	Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.3.3	—	Patents, Trademarks, Copyrights and Licenses Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.4.1	—	Lease Agreement dated December 14, 1999 between the registrant and MDR Fitness Corp.
10.4.2	—	Lease Amendment and Extension Agreement dated January 8, 2003 between the registrant and MDR Fitness Corp.
10.5.1	—	Employment Agreement dated July 12, 2004 between the registrant and Alan Lipton.
10.5.2	—	Employment Agreement dated July 12, 2004 between the registrant and Jeff Kornblum.
10.5.3	—	Employment Agreement dated July 12, 2004 between the registrant and Amerisa Kornblum.
10.5.4	—	Employment Agreement dated July 12, 2004 between the registrant and George Grous.
10.5.5	—	Lock-up Agreement dated July 12, 2004, between the registrant and Alan Lipton.
10.5.6	—	Lock-up Agreement dated July 12, 2004, between the registrant and Jeff Kornblum.
10.5.7	—	Lock-up Agreement dated July 12, 2004, between the registrant and Amerisa Kornblum.
10.5.8	—	Lock-up Agreement dated July 12, 2004, between the registrant and George Grous.
10.5.9	—	Lock-up Agreement dated July 12, 2004, between the registrant and Michael Dell’Arciprete.
10.6	—	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.7	—	Supply Agreement dated March 30, 2004 between the registrant and SDG Marketing, Inc.
21.1	—	Subsidiaries of the Registrant.
23.1	—	Consent of Deloitte & Touche LLP.
23.2*	—	Consent of Akerman Senterfitt, included in Exhibit 5.1.
23.3	—	Consent of Stanley Stern.
23.4	—	Consent of Steven Tishman.
24.1	—	Power of Attorney, included in the signature page to the negotiation statement.

*	To be filed by amendment.

(B)	Financial Statement Schedule II — Valuation and Qualifying Accounts (included in the Index to Consolidated Financial Statements on page F-1 of the Prospectus which forms a part of this Registration Statement.)

Item 17.     Undertakings

The undersigned registrant hereby undertakes:

(a) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(c) (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunrise, State of Florida, on July 15, 2004.

BY:	/s/ ALAN LIPTON

Name: Alan Lipton

Title:	President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Lipton and Amerisa Kornblum as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN LIPTON Alan Lipton	President, Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	July 15, 2004

/s/ AMERISA KORNBLUM Amerisa Kornblum	Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2004

/s/ SIDNEY FELTENSTEIN Sidney Feltenstein	Director	July 15, 2004

/s/ ERIC HIPPEAU Eric Hippeau	Director	July 15, 2004

/s/ LIOR LEVIN Lior Levin	Director	July 15, 2004

/s/ ROBERT VOSS Robert Voss	Director	July 15, 2004

Exhibit Index

Exhibit
Number		Description of Document

2.1	—	Asset Purchase Agreement among registrant and Ashford.com, Inc. dated December 6, 2002.
3.1	—	Form of Amended and Restated Certificate of Incorporation to be adopted upon the closing of the offering made hereby.
3.2	—	Form of Amended and Restated Bylaws to be adopted upon the closing of the offering made hereby.
4.2.1	—	Investors’ Rights Agreement dated November 18, 1999 by and between the registrant and certain holders of the registrant’s capital stock.
4.2.2	—	Amended and Restated Registration Rights Agreement dated March 30, 2004 by and between the registrant and certain holders of the registrant’s capital stock.
10.1.1	—	Odimo Incorporated Amended and Restated Stock Incentive Plan.
10.1.2	—	Form of Stock Option Agreement pursuant to the Odimo Incorporated Stock Incentive Plan.
10.2	—	Amended and Restated Series C Convertible Preferred Stock Purchase Agreement dated as of March 30, 2004 between the registrant and SDG Marketing, Inc.
10.3.1	—	Promissory Note dated December 6, 2002 by the registrant in favor of GSI Commerce Solutions, Inc.
10.3.2	—	Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.3.3	—	Patents, Trademarks, Copyrights and Licenses Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.4.1	—	Lease Agreement dated December 14, 1999 between the registrant and MDR Fitness Corp.
10.4.2	—	Lease Amendment and Extension Agreement dated January 8, 2003 between the registrant and MDR Fitness Corp.
10.5.1	—	Employment Agreement dated July 12, 2004 between the registrant and Alan Lipton.
10.5.2	—	Employment Agreement dated July 12, 2004 between the registrant and Jeff Kornblum.
10.5.3	—	Employment Agreement dated July 12, 2004 between the registrant and Amerisa Kornblum.
10.5.4	—	Employment Agreement dated July 12, 2004 between the registrant and George Grous.
10.5.5	—	Lock-up Agreement dated July 12, 2004, between the registrant and Alan Lipton.
10.5.6	—	Lock-up Agreement dated July 12, 2004, between the registrant and Jeff Kornblum.
10.5.7	—	Lock-up Agreement dated July 12, 2004, between the registrant and Amerisa Kornblum.
10.5.8	—	Lock-up Agreement dated July 12, 2004, between the registrant and George Grous.
10.5.9	—	Lock-up Agreement dated July 12, 2004, between the registrant and Michael Dell’Arciprete.
10.6	—	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.7	—	Supply Agreement dated March 30, 2004 between the registrant and SDG Marketing, Inc.
21.1	—	Subsidiaries of the Registrant.
23.1	—	Consent of Deloitte & Touche LLP.
23.3	—	Consent of Stanley Stern.
23.4	—	Consent of Steven Tishman.
24.1	—	Power of Attorney, included in the signature page to the negotiation statement.